                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of November, 2000


                           BROKAT AKTIENGESELLSCHAFT
            (Exact name of registrant as specified in its charter)


                              Industriestrasse 3
                               D-70565 Stuttgart
                          Federal Republic of Germany
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F    [X]    Form 40-F  [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes    [ ]   No     [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

On June 19, 2000, Brokat AG entered into a definitive merger agreement pursuant to which GemStone Systems, Inc. became a wholly-owned subsidiary of Brokat AG. On September 29, 2000, Brokat AG announced that it had completed its acquisition of Blaze Software, Inc. in a stock transaction.

This Form 6-K contains financial statements of Brokat AG and various businesses acquired by Brokat AG as well as unaudited pro forma financial information.

                         INDEX TO FINANCIAL STATEMENTS

                                                                             Page
                                                                             ----
BROKAT Aktiengesellschaft

Report of Independent Public Accountants...................................   F-3

Audited Financial Statements

  Consolidated Balance Sheets as of December 31, 1999, June 30, 1999, and
   June 30, 1998...........................................................   F-4

  Consolidated Statements of Operations for the six months ended December
   31, 1999 and for the years ended June 30, 1999, June 30, 1998, and June
   30, 1997................................................................   F-5

  Consolidated Statements of Changes in Shareholders' Equity for the six
   months ended December 31, 1999 and for the three years ended June 30,
   1999....................................................................   F-6

  Consolidated Statements of Cash Flows for the six months ended December
   31, 1999 and for the years ended June 30, 1999, June 30, 1998, and June
   30, 1997................................................................   F-7

  Notes to the Consolidated Financial Statements...........................   F-8

Unaudited Financial Statements

  Consolidated Balance Sheets as of June 30, 2000..........................  F-38

  Consolidated Statements of Cash Flows for the six months ended June 30,
   2000 and June 30, 1999..................................................  F-39

  Consolidated Statements of Operations for the three months ended June 30,
   2000 and 1999 and for six months ended June 30, 2000 and 1999...........  F-40

  Notes to Condensed Consolidated Financial Statements.....................  F-41

Transaction Software Technologies, Inc.

Report of Independent Public Accountants...................................  F-45

Consolidated Balance Sheets as of September 30, 1998 and 1997..............  F-46

Consolidated Statements of Operations for the years ended September 30,
 1998 and 1997.............................................................  F-47

Consolidated Statements in Shareholders' Equity for the years ended
 September 30, 1998 and 1997...............................................  F-48

Consolidated Statements of Cash Flows for the years ended September 30,
 1998 and 1997.............................................................  F-49

Notes to the Financial Statements..........................................  F-50

MeTechnology AG

Reports of Independent Public Accountants..................................  F-57

Consolidated Balance Sheets as of December 31, 1998 and 1997...............  F-58

Consolidated Statements of Operations for the years ended December 31, 1998 and 1997..................................................................  F-59

Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 1998 and 1997..........................................  F-60

Consolidated Statements of Cash Flows for the years ended December 31, 1998 and 1997..................................................................  F-61

Notes to Consolidated Financial Statements.................................  F-62

                                                                           Page
                                                                           -----
Blaze Software, Inc.

Report of Independent Accountants........................................   F-71

Audited Financial Statements

  Consolidated Balance Sheets as of March 31, 2000 and 1999..............   F-72

  Consolidated Statements of Operations for the years ended March 31,
   2000, 1999 and 1998...................................................   F-73

  Consolidated Statements of Stockholders' Equity (Deficit) for the years
   ended March 31, 2000, 1999 and 1998...................................   F-74

  Consolidated Statements of Cash Flows for the years ended March 31,
   2000, 1999 and 1998...................................................   F-76

  Notes to the Consolidated Financial Statements.........................   F-77

Unaudited Financial Statements

  Condensed Consolidated Balance Sheets as of June 30, 2000 and March 31,
   2000..................................................................   F-95

  Condensed Consolidated Statements of Operations for the three months
   ended June 30, 2000 and 1999..........................................   F-96

  Condensed Consolidated Statements of Cash Flows for the three months
   ended June 30, 2000 and 1999..........................................   F-97

  Notes to Condensed Consolidated Financial Statements...................   F-98

GemStone Systems, Inc.

Report of Independent Auditors...........................................  F-102

Consolidated Balance Sheets as of December 31, 1999 and 1998 and June 30,
 2000....................................................................  F-103

Consolidated Statements of Operations for the years ended December 31,
 1999 and 1998 and the six months ended June 30, 2000 and 1999...........  F-104

Consolidated Statements of Stockholders' Equity (Deficit) for the years ended December 31, 1999 and 1998 and the six months ended June 30,
 2000....................................................................  F-105

Consolidated Statements of Cash Flows for the years ended December 31,
 1999 and 1998 and the six months ended June 30, 2000 and 1999...........  F-106

Notes to the Consolidated Financial Statements...........................  F-107

Unauditied pro forma financial information...............................  F-116

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Brokat Infosystems Aktiengesellschaft:

   We have audited the accompanying consolidated balance sheets of Brokat Infosystems Aktiengesellschaft and subsidiaries (the "Company") as of December 31, 1999, June 30, 1999, and June 30, 1998 and the related consolidated statements of operations, cash flows and shareholders' equity for the six month period ended December 31, 1999 and for each of the three years in the period ended June 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

   We conducted our audits in accordance with generally accepted auditing standards in Germany and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brokat Infosystems Aktiengesellschaft and subsidiaries as of December 31, 1999, June 30, 1999, and June 30, 1998 and the results of their operations and their cash flows for the six month period ended December 31, 1999 and for each of the three years in the period ended June 30, 1999 in conformity with generally accepted accounting principles in the United States.

                                                      Arthur Andersen
                                              Wirtschaftsprufungsgesellschaft
                                              Steuerberatungsgesellschaft mbH

                                               Dr. Schmidt         Schupeck
                                            Wirtschaftsprufer Wirtschaftsprufer

Stuttgart, Germany
February 14, 2000, except for Note 20
as to which the date is September 1, 2000

                             BROKAT INFOSYSTEMS AG

                          CONSOLIDATED BALANCE SHEETS

                                                      June 30,
                                                   ----------------  December 31,
                                             Note   1998     1999        1999
                                             ----  -------  -------  ------------
                                                        (DM in thousands)
                  ASSETS
Current assets:
 Cash and cash equivalents.................          1,832    7,141       6,963
 Accounts receivable (less allowance for
  doubtful accounts of DM 1,575,000,
  DM 2,270,000 and DM 283,000 at December
  31, 1999, June 30, 1999, and June 30,
  1998, respectively)......................         10,716   35,076      36,187
 Cost and estimated earnings in excess of
  billings on uncompleted contracts........   (4)    1,806    2,499       1,965
 Advances on purchase commitments..........  (19)        0        0       3,000
 Prepaid expenses and other current
  assets...................................   (5)    1,015    3,923       6,795
                                                   -------  -------    --------
 Total current assets......................         15,369   48,639      54,910
                                                   -------  -------    --------
Property and equipment, at cost............
Computer equipment.........................          3,941    9,696      12,813
Furniture and fixtures.....................          1,022    4,891       5,296
Less: accumulated amortization.............         (1,502)  (6,264)     (8,607)
                                                   -------  -------    --------
                                                     3,461    8,323       9,502
                                                   -------  -------    --------
Goodwill...................................   (6)        0  212,948     188,887
Other intangible assets....................   (6)      496    8,033       8,448
Less: accumulated amortization.............   (6)     (223)  (4,320)    (20,547)
                                                   -------  -------    --------
                                                       273  216,661     176,788
                                                   -------  -------    --------
Investments in associated companies........   (3)        0        0       4,139
Other long-term investments................   (3)        0        0       1,013
Deferred income taxes......................  (14)      577    1,447       2,333
                                                   -------  -------    --------
 Total assets..............................         19,680  275,070     248,685
                                                   =======  =======    ========
   LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Short-term debt to banks..................   (7)        0    3,226      42,271
 Other short-term debt.....................   (8)        0    3,438       5,665
 Accounts payable, trade...................          2,322    8,939       5,043
 Payroll-related accruals..................          1,935    4,229       5,296
 Tax-related accruals......................            501      847       2,150
 Billings in excess of cost and estimated
  earnings on uncompleted contracts........   (4)      970      857       1,818
 Other accrued expenses and current
  liabilities..............................   (9)    1,499    5,962       6,264
 Deferred income...........................          1,107    3,430       3,579
 Deferred income taxes.....................  (14)      577    1,447       2,377
                                                   -------  -------    --------
 Total current liabilities.................          8,911   32,375      74,463
                                                   =======  =======    ========
Long-term debt to banks....................  (10)    2,000    2,000       2,000
Long-term debt to shareholders.............  (11)    4,555    4,000           0
Other long-term debt.......................  (12)    7,005   18,356       1,850
                                                   -------  -------    --------
 Total liabilities.........................         22,471   56,731      78,313
                                                   -------  -------    --------
Minority interest..........................              0      400         426
                                                   -------  -------    --------
Shareholders' equity:                        (15)
 Common Stock..............................              0   44,748      52,512
 GmbH Capital..............................            158        0           0
 Additional paid-in capital................         10,567  271,751     343,260
 Accumulated deficit.......................        (13,549) (57,587)   (109,064)
 Deferred compensation.....................  (16)        0  (39,261)   (113,376)
 Accumulated other comprehensive income
  (loss)...................................             33   (1,712)     (3,386)
                                                   -------  -------    --------
 Total shareholders' equity................         (2,791) 217,939     169,946
                                                   -------  -------    --------
 Total liabilities and shareholders'
  equity...................................         19,680  275,070     248,685
                                                   =======  =======    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                             BROKAT INFOSYSTEMS AG

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                             Six Months
                                               Year Ended                      Ended
                                                June 30,                    December 31,
                           Note      1997         1998          1999            1999
                          -------- ---------  ---------------------------  ----------------
                          (DM in thousands, except share data and per share data)
Revenue.................     (18)     12,101       29,571          62,487          51,287
Cost of Sales (exclusive
 of DM 4,298.0 thousand
 and DM 6,794.0 thousand
 of non-cash charges
 from stock option
 grants in the six
 months ended December
 31, 1999 and the year
 ended June 30, 1999)...              (7,971)     (15,493)        (31,325)        (22,937)
                                   ---------   ----------   -------------   -------------
Gross profit............               4,130       14,078          31,162          28,350
                                   ---------   ----------   -------------   -------------
Selling expenses
 (exclusive of DM
 3,524.0 thousand and DM
 6,070.0 thousand of
 non-cash charges from
 stock option grants in
 the six months ended
 December 31, 1999 and
 the year ended June 30,
 1999)..................              (3,118)     (16,636)        (38,848)        (27,714)
General and
 administrative expenses
 (exclusive of DM
 1,552.0 thousand and DM
 1,580.0 thousand of
 non-cash charges from
 stock option grants in
 the six months ended
 December 31, 1999, and
 the year ended June 30,
 1999)..................              (1,332)      (4,305)        (10,639)        (12,643)
Research and development
 expenses (exclusive of
 DM 2,866.0 thousand and
 DM 1,896.0 thousand of
 non-cash charges from
 stock option grants in
 the six months ended
 December 31, 1999, and
 the year ended June 30,
 1999)..................              (1,450)      (4,917)         (8,733)        (12,769)
Amortization of goodwill
 and other intangible
 assets from
 acquisitions...........                   0            0          (3,686)        (15,797)
Non-cash charges
 associated with stock
 option grants..........     (16)          0            0         (16,340)        (12,240)
                                   ---------   ----------   -------------   -------------
Total operating
 expenses...............              (5,900)     (25,858)        (78,246)        (81,163)
                                   ---------   ----------   -------------   -------------
Operating loss..........              (1,770)     (11,780)        (47,084)        (52,813)
                                   ---------   ----------   -------------   -------------
Interest income.........                   5          150           1,528              35
Interest expense........                (157)        (454)           (960)           (867)
Other, net..............                 198          239           2,565           2,298
                                   ---------   ----------   -------------   -------------
Loss before income taxes
 and extraordinary
 items..................              (1,724)     (11,845)        (43,951)        (51,347)
                                   ---------   ----------   -------------   -------------
Income tax benefit
 (expense)..............     (14)         10            0            (113)           (104)
Minority interest.......                   0            0              90             (26)
                                   ---------   ----------   -------------   -------------
Loss before
 extraordinary items....              (1,714)     (11,845)        (43,974)        (51,477)
Extraordinary loss on
 early extinguishment of
 debt...................                   0            0             (64)              0
                                   ---------   ----------   -------------   -------------
Net loss................              (1,714)     (11,845)        (44,038)        (51,477)
                                   =========   ==========   =============   =============
Basic and diluted loss
 per share:
Loss before
 extraordinary items....                                            (2.23)          (1.92)
Extraordinary loss......                                            (0.01)           0.00
Net loss................                                            (2.24)          (1.92)
                                                            =============   =============
Weighted average number
 of common shares
 outstanding............                                       19,694,650      26,848,773
                                                            =============   =============

  The accompanying notes are an integral part of these consolidated financial statements.

                             BROKAT INFOSYSTEMS AG

          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                                     Other
                                                                                                    Compre-   Total   Compre-
                  Preferred Stock       Common Stock            Additional Accumulated              hensive  Stock-   hensive
                  ------------------  -----------------  GMBH    Paid-in    Earnings     Deferred   Income   holders  Income
                   Shares    Amount     Shares   Amount Capital  Capital    (Deficit)  Compensation (Loss)   Equity   (Loss)
                  ---------  -------  ---------- ------ ------- ---------- ----------- ------------ -------  -------  -------
                                                   (DM in thousands, except share data)
Balance, June
30, 1996........          0       0            0      0    62          0         107            0        0       169
Dividends.......          0       0            0      0     0          0         (97)           0        0       (97)
Capital
increases.......          0       0            0      0    65        591           0            0        0       656
Net income......          0       0            0      0     0          0      (1,714)           0        0    (1,714)  (1,714)
                                                                                                                      -------
Comprehensive
loss............                                                                                                       (1,714)
                  ---------   -----   ---------- ------  ----    -------    --------     --------   ------   -------  -------
Balance, June
30, 1997........          0       0            0      0   127        591      (1,704)           0        0      (986)
                  ---------   -----   ---------- ------  ----    -------    --------     --------   ------   -------
Capital
increases.......          0       0            0      0    31      9,976           0            0        0    10,007
Net loss........          0       0            0      0     0          0     (11,845)           0        0   (11,845) (11,845)
Foreign currency
translation
adjustment......          0       0            0      0     0          0           0            0       33        33       33
                                                                                                                      -------
Comprehensive
loss............                                                                                                      (11,812)
                  ---------   -----   ---------- ------  ----    -------    --------     --------   ------   -------  -------
Balance, June
30, 1998........          0       0            0      0   158     10,567     (13,549)           0       33    (2,791)
                  ---------   -----   ---------- ------  ----    -------    --------     --------   ------   -------
Shares issued in
connection with
the conversion
from GmbH to
AG..............     30,780      51       64,200    107  (158)         0           0            0        0         0
Conversion of
preferred stock
to common
stock...........    (30,780)    (51)      30,780     51     0          0           0            0        0         0
Shares issued
upon conversion
of debt.........          0       0        1,419      2     0      7,484           0            0        0     7,486
Shares issued in
IPO, net of
issuance cost...          0       0   24,000,000 40,000     0     34,066           0            0        0    74,066
Shares issued
after IPO.......          0       0      420,000    700     0      8,260           0            0        0     8,960
Shares issued
for acquisition
of
MeTechnology....          0       0    2,332,374  3,888     0    155,773           0            0        0   159,661
Non-cash
compensation
from issuance of
stock options to
employees.......          0       0            0      0     0     55,601           0      (55,601)       0         0
Amortization of
deferred stock
option
compensation....          0       0            0      0     0          0           0       16,340        0    16,340
Net loss........          0       0            0      0     0          0     (44,038)           0        0   (44,038) (44,038)
Foreign currency
translation
adjustment......          0       0            0      0     0          0           0            0   (1,745)   (1,745)  (1,745)
                                                                                                                      -------
Comprehensive
loss............                                                                                                      (45,783)
                  ---------   -----   ---------- ------  ----    -------    --------     --------   ------   -------  -------
Balance, June
30, 1999........          0       0   26,848,773 44,748     0    271,751     (57,587)     (39,261)  (1,712)  217,939
                  ---------   -----   ---------- ------  ----    -------    --------     --------   ------   -------
Adjustment to
reflect change
in par value....          0       0            0  7,764     0     (7,764)          0            0        0         0
Change in
deferred
compensation for
variable stock
options to
employees on
previous stock
option grants...          0       0            0      0     0     35,431           0      (35,431)       0         0
Non-cash
compensation on
stock options
granted to
employees under
ME-Plan.........          0       0            0      0     0          0           0       (7,082)       0    (7,082)
Non-cash
compensation
from issuance of
stock options to
employees under
1999 Plan.......          0       0            0      0     0     43,842           0      (43,842)       0         0
Amortization of
deferred stock
option
compensation....          0       0            0      0     0          0           0       12,240        0    12,240
Net loss........          0       0            0      0     0          0     (51,477)           0        0   (51,477) (51,477)
Foreign currency
translation
adjustment......          0       0            0      0     0          0           0            0   (1,674)   (1,674)  (1,674)
                                                                                                                      -------
Comprehensive
loss............                                                                                                      (53,151)
                  ---------   -----   ---------- ------  ----    -------    --------     --------   ------   -------  -------
Balance,
December 31,
1999............          0       0   26,848,773 52,512     0    343,260    (109,064)    (113,376)  (3,386)  169,946
                  =========   =====   ========== ======  ====    =======    ========     ========   ======   =======

  The accompanying notes are an integral part of these consolidated financial statements.

                             BROKAT INFOSYSTEMS AG

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                Six Months
                                     Year Ended June 30,           Ended
                                    ------------------------   December 31,
                                     1997    1998     1999         1999
                                    ------  -------  -------  ----------------
                                          (DM in thousands)
Cash flow from Operating
 Activities:
 Net loss.........................  (1,714) (11,845) (44,038) (51,477)
 Adjustments to reconcile net loss
  to net cash used in operating
  activities:
 Extraordinary loss...............       0        0       64        0
 Minority interest................       0        0      (90)      26
 Depreciation and amortization....     734    1,374    6,705   18,892
 Gain on disposal of property and
  equipment.......................      29       (1)      (2)       0
 Deferred income taxes............     (10)       0        0       44
 Non-cash charges associated with
  stock option grants.............       0        0   16,340   12,240
 Changes in operating assets and
  liabilities:
  Accounts receivable.............  (3,113)  (6,960) (23,377)  (1,111)
  Net changes in cost and
   estimated earnings in excess of
   billings.......................  (1,576)     740    3,718    1,495
  Prepaid expenses and other
   current assets.................    (148)    (833)  (1,442)  (5,872)
  Accounts payable, trade.........   1,504      613    4,750   (3,896)
  Payroll and tax related
   accruals.......................     572    1,153    2,050    2,370
  Other accrued expenses and
   liabilities....................     348    1,363     (564)    (340)
  Deferred income.................     160      947      200      149
                                    ------  -------  -------  -------
 Net cash used in operating
  activities......................  (3,214) (13,449) (35,686) (27,480)
                                    ------  -------  -------  -------
Cash flow from Investing
 Activities:
 Acquisitions of intangible
  assets..........................    (282)    (159)  (5,628)    (443)
 Purchases of property and
  equipment.......................  (1,466)  (3,710)  (5,207)  (3,891)
 Purchases of investments.........       0        0        0   (4,526)
 Acquisitions, net of cash
  acquired........................       0        0  (29,431)     (30)
 Proceeds from sale of property
  and equipment...................       4      106      293        0
                                    ------  -------  -------  -------
  Net cash used in investing
   activities.....................  (1,744)  (3,763) (39,973)  (8,890)
                                    ------  -------  -------  -------
Cash flow from Financing
 Activities:
 Net change in short-term debt....   2,995   (1,129)       0   37,746
 Proceeds from debt issuances.....   1,516   10,130        0        0
 Issuances of share capital.......     551   10,007   83,025        0
 Dividends paid...................     (97)       0        0        0
                                    ------  -------  -------  -------
  Net cash provided by financing
   activities.....................   4,965   19,008   83,025   37,746
                                    ------  -------  -------  -------
Effect of Exchange Rate
 Differences on Cash..............       0       20   (2,057)  (1,554)
Increase (decrease) in Cash and
 Cash Equivalents.................       7    1,816    5,309     (178)
Cash and Cash Equivalents:
 At the beginning of the period...       9       16    1,832    7,141
                                    ------  -------  -------  -------
 At the end of the period.........      16    1,832    7,141    6,963
                                    ======  =======  =======  =======
Supplemental Disclosure of Cash
 flow Information:
Cash paid for:
 Interest.........................     105      330      930      636
 Income taxes.....................       9        0        0      240

Supplemental Disclosures of Non-Cash Transactions:

   In the year ended June 30, 1999, the Company acquired MeTechnology AG, Leipzig, in exchange for common shares of the Company with a fair value of DM 159,661.0 thousand. Also during that year, approximately DM 7,486.0 thousand of debt was converted into equity.

   In the six months period ended December 31, 1999, the change in deferred compensation related to stock options of DM 86,355.0 thousand was credited to additional paid-in capital in the amount of DM 79,273.0 thousand and goodwill in the amount of DM 7,082.0 thousand. In the same period long-term debt recorded in connection with the acquisition of MeTechnology of DM 16,980.0 thousand was forgiven and charged to goodwill (see Note 12).

  The accompanying notes are an integral part of these consolidated financial statements.

                             BROKAT INFOSYSTEMS AG

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1. The Company

   Brokat Infosystems AG (formerly: Brokat Informationssysteme GmbH), Stuttgart, Germany, was founded on September 17, 1994. The Company and its subsidiaries develop and market cross-channel software for the integration of existing IT systems and applications into various electronic channels such as Internet, mobile radio or call centers. The Company's main customers are banks and other institutions which offer and process services through electronic channels.

   By a shareholders' resolution of April 1, 1998, the parent company was converted from a limited liability company (Gesellschaft mit beschrankter Haftung, "GmbH") to a stock corporation (Aktiengesellschaft, "AG"). Under a GmbH the equity interests of the shareholders in the company are not represented by a specific number of shares. Under the stock corporation structure, shares are issued to the shareholders and the number of shares issued corresponds to the share capital of the company. The change in capital structure was registered with the commercial register in Stuttgart on July 3, 1998.

   On September 17, 1998, the Company completed an initial public offering ("IPO") of its share capital in Germany and listed its shares on the Neuer Markt, a German stock exchange. The listing of these shares and the IPO, itself, involved a series of transactions that immediately preceded the initial public offering. These transactions are discussed in the following paragraphs.

   The purpose of these transactions was to increase the number of shares outstanding immediately prior to the IPO, without effecting a stock split, as well as comply with German law that requires existing shareholders to have a pre-emptive right to purchase newly issued shares before outside shareholders may purchase these shares.

   On September 15, 1998, existing shareholders of the Company (the "Existing Shareholders") participated in a rights offering, whereby existing shareholders were issued 248.97 rights for each share of stock owned. Each right allowed shareholders to purchase one share of the Company's common stock for a price of DM 3.33 per share. In aggregate, 24,000,000 rights were issued to shareholders.

   Immediately upon issuance, the shareholders sold 3,750,000 of their rights to Banque Paribas, Frankfurt am Main ("Paribas"), an entity which acted as an investment banker for the Company. Paribas acquired these rights for a cash consideration of DM 18.00 per right. This value was determined based upon the difference between the Company's initial public offering price of DM 21.33 per share (see below) and the exercise price of the right of DM 3.33 per share. Upon acquisition, Paribas then immediately exercised all of the rights and purchased 3,750,000 shares of the Company's common stock for cash proceeds totaling DM 12,500,000, excluding underwriter discounts and commissions.

   Using the consideration received from the sale of the 3,750,000 conversion rights, the Existing Shareholders then exercised their rights and purchased 20,250,000 shares of the Company's common stock for cash proceeds totaling DM 67,500,000. In total, the Company received DM 80,000,000 from the sale of the stock rights.

   The remaining 3,750,000 shares then held by the bank were issued to the public at an offering price of DM 21.33 per share. All proceeds from the issuance of these shares were retained by Paribas to offset initial funding requirements to obtain and exercise the 3,750,000 rights.

                             BROKAT INFOSYSTEMS AG

   The following table summarizes cash proceeds and expenditures by the parties to all of the transactions:

                                         Cash received/(expended)
                             ---------------------------------------------------
                                            Existing        New
                                Bank      Shareholders  Shareholders   Company
                             -----------  ------------  ------------  ----------
   Sale of rights to
    Paribas................  (67,500,000)  67,500,000           --           --
   Exercise of rights by
    Paribas................  (12,500,000)         --            --    12,500,000
   Exercise of rights by
    Existing Shareholders..          --   (67,500,000)          --    67,500,000
   Sale of shares to new
    shareholders...........  80,000,0000          --    (80,000,000)         --
                             -----------  -----------   -----------   ----------
                                     --           --    (80,000,000)  80,000,000
                             ===========  ===========   ===========   ==========

   In connection with the rights offering, the Existing Shareholders of the Company remained in the same economic position both immediately before and after the offering. Net proceeds to the Company as a result of the transactions described above was DM 74,066,000, consisting of gross proceeds of DM 80,000,000 less underwriters' discounts, commissions and other offering expenses of DM 5,934,000. Additionally, the Company raised DM 8,960,000 from the exercise of the over-allotment option in October 1998, resulting in total net proceeds from the offering of approximately DM 83,000,000.

Note 2. Summary of Significant Accounting Policies

 Basis of consolidation

   The accompanying consolidated financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles ("US-GAAP"). The assets, liabilities and results of operations of entities in which the Company has a controlling interest have been consolidated. Investments in which the Company exercises significant influence, but which it does not control (generally 20-50% ownership interest) are accounted for under the equity method of accounting. Investments in which the Company has less than a 20% ownership interest are accounted for under cost method of accounting. All significant intercompany accounts and transactions have been eliminated. Minority interest represents the 49% separate ownership of the German subsidiary Go-Solutions GmbH.

 Basis of presentation

   The accompanying consolidated financial statements are stated in thousands of Deutsche Marks.

   The Company's fiscal year previously ended on June 30. In November, 1999, the Shareholders Meeting approved management's plan to change the Company's fiscal year to a calendar year ending on December 31. In 1999, the transition year, the Company's fiscal year begins July 1, 1999, and ends December 31, 1999. Beginning July 1, 1999, international operating subsidiaries, which had generally been included in the consolidated financial statements based on interim financial statements for fiscal years ending June 30, are now included in the consolidated financial statements based on fiscal years ending December 31.

   The consolidated statements of operations, shareholders' equity, and cash flows are presented for the six months ended December 31, 1999, and for each of the three years ended June 30, 1999, June 30, 1998, and June 30, 1997.

                             BROKAT INFOSYSTEMS AG

   For comparative purposes only, the following table presents the condensed results of operations for the six months ended December 31, 1999 and 1998.

                 Condensed Consolidated Statement of Operations

                                                  Six Months Ended
                                                    December 31,
                                            --------------------------------
                                                 1998             1999
                                            ---------------   --------------
                                              (Unaudited)       (Audited)
                                            (DM in thousands, except per
                                                     share data)
   Revenue.................................           19,671           51,287
   Cost of Sales...........................          (10,371)         (22,937)
                                              --------------   --------------
   Gross Profit............................            9,300           28,350
                                              --------------   --------------
   Other costs and expenses................          (21,745)         (79,697)
                                              --------------   --------------
   Loss before income taxes................          (12,445)         (51,347)
                                              --------------   --------------
   Income taxes............................                0             (104)
   Minority Interest.......................                0              (26)
   Extraordinary loss on early
    extinguishment of debt.................              (64)               0
                                              --------------   --------------
   Net loss................................          (12,509)         (51,477)
                                              ==============   ==============
   Basic and diluted loss per share before
    extraordinary items....................            (0.63)           (1.92)
                                              ==============   ==============
   Basic and diluted loss per share........            (0.63)           (1.92)
                                              ==============   ==============

 Use of estimates

   The preparation of financial statements in conformity with US-GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Foreign currency translation

   The Company's financial statements are prepared in Deutsche Mark. The functional currency of each of the Company's subsidiaries is the local currency in which each subsidiary is located. Assets and liabilities denominated in foreign currencies are translated at rates of exchange in effect at the balance sheet date. Revenues and expenses are translated at average rates of exchange in effect during the year. Differences arising from the translation are recorded to accumulated other comprehensive income. Transactions in foreign currencies are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated for inclusion in a consolidated balance sheet are recognized in the statement of operations and are included in "Other, net" for that period. The foreign currency exchange gain (loss) recognized in the statement of operations for the six months period ended December 31, 1999, and the years ended June 30, 1999, June 30, 1998, and June 30, 1997 was DM 2,250.0 thousand, DM 2,177.0 thousand, DM (215.0) thousand and DM 0 thousand, respectively.

 Cash and cash equivalents

   All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The carrying amounts of cash and cash equivalents approximates fair value due to the short maturity of these investments.

                             BROKAT INFOSYSTEMS AG

 Trade accounts receivable

   Receivables with recognizable risks are provided for by adequate allowances, while uncollectible receivables are written off. Trade accounts receivable are expected to be settled within one year of the origination of the receivable.

 Advances on purchase commitments

   Advances on purchase commitments represent prepayments on software licenses purchased from a related party (see Note 19).

 Accounting for long-lived assets

   The Company, at each balance date, evaluates the recoverability of the carrying amount of its long-lived assets in accordance with Statement of Financial Accounting Standard (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of". Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable over the remaining amortization period, the Company will compare undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. To the extent that these cash flows are less than the carrying amounts of the assets, the Company will record impairment losses to write the asset down to fair value. As of December 31, 1999, management believes that no such impairment exists.

   Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life of the assets, ranging from 3 years for computer hardware and 5 to 10 years for furniture and fixtures.

   Cost includes major expenditures and replacements which extend useful lives or increase capacity and interest cost associated with significant capital additions. For all periods presented, interest costs allocable to these projects have been insignificant and have not been capitalized. When assets are sold or retired, their cost and related accumulated depreciation are removed from the appropriate accounts. Any gains or losses on disposition of such assets are recorded as other income or expense. Maintenance and minor repairs are charged to operations as incurred.

   Purchased software is stated at cost and depreciated using the straight-line method over the estimated useful life of the software.

   Goodwill and purchased intangible assets are capitalized and amortized on a straight line basis over their estimated periods to be benefited. This amortization period is determined individually for each asset and ranges from 3 to 7 years.

 Income taxes

   The Company utilizes the liability method of accounting for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Under the liability method, deferred taxes are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

 Earnings (loss) per share information

   In accordance with SFAS No. 128, "Earnings per Share" basic earnings per share are calculated using income available to common shareholders divided by the weighted average of common shares outstanding

                             BROKAT INFOSYSTEMS AG
during the year. Diluted earnings per share are similar to basic earnings per share except that the weighted average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued. For all periods presented, no potentially dilutive securities have been included in the calculation of diluted loss per share as such amounts would be antidilutive in periods in which a loss has been reported. The aggregate number of potential common share equivalents that have been excluded from the diluted loss per share calculation was 2,409,639 and 1,204,818 as of December 31, 1999, and June 30, 1999, respectively, and related entirely to stock options.

   As described in Note 1, the Company changed its corporate structure from a "GmbH" to "AG". Under a GmbH the equity interest of the shareholders in the company are not represented by a specific number of shares. Accordingly there is no per share amount assignable to the Company before fiscal year June 1999.

 Stock splits

   In July 1998 and December 1999, the Company effected a ten-for-one and a three-for-one stock split, respectively. All share and per-share amounts in the accompanying consolidated financial statements have been restated to give effect to both splits.

 Software development costs

   The Company accounts for its software development costs in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Capitalization of software development costs begins upon establishment of technological feasibility and ends upon general release of the software to the public. In accordance with SFAS No. 86, the Company has defined technological feasibility as the completion of the working model.

   Research and development costs are incurred during the completion of the preliminary design and conception phase and prior to the technical and economic feasibility of the product being established. These costs are immediately expensed as research and development costs when incurred.

 Advertising costs

   Advertising costs are expensed as incurred. Advertising costs were DM 2,595.0 thousand, DM 3,367.0 thousand, DM 2,011.0 thousand and DM 420.0 thousand for the six months ended December 31, 1999, and for the years ended June 30, 1999, June 30, 1998, and June 30, 1997, respectively.

                             BROKAT INFOSYSTEMS AG

 Revenue recognition

   The Company generates revenues from the installation and licensing of the rights to use its software products to end users. The Company also generates revenues from sales of professional services, including consulting, training, and maintenance.

                   Cost of sales per revenue line (unaudited)

                         Six months ended   Fiscal year ended  Fiscal year ended
                         December 31, 1999    June 30, 1999      June 30, 1998
                         ------------------ ------------------ ------------------
                           KDM    % of rev.   KDM    % of rev.   KDM    % of rev.
                         -------  --------- -------  --------- -------  ---------
Revenue
  Software licensing
   fees.................  19,141     37.3%   21,056     33.7%    7,231     24.5%
  Professional services
   fees.................  22,630     44.1%   21,913     35.1%   16,529     55.9%
  Customer support
   fees.................   5,709     11.1%    5,970      9.6%    1,397      4.7%
  Product sales.........   3,558      6.9%   13,492     21.6%    4,414     14.9%
  Other fees............     249      0.5%       56      0.1%               0.0%
                         -------  --------  -------   -------  -------   -------
    Total revenue.......  51,287    100.0%   62,487    100.0%   29,571    100.0%
                         =======  ========  =======   =======  =======   =======

Cost of sales
  Cost of software
   licensing fees.......    (200)   (1.0)%     (200)   (0.9)%     (100)   (1.4)%
  Cost of professional
   services fees........ (15,510)  (68.5)%  (14,770)  (67.4)%  (10,467)  (63.3)%
  Cost of customer
   support fees.........  (3,510)  (61.5)%   (4,198)  (70.3)%     (961)  (68.8)%
  Cost of product
   sales................  (3,717) (104.5)%  (12,157)  (90.1)%   (3,965)  (89.8)%
  Cost of other fees....       0      0.0%        0      0.0%
                         -------  --------  -------   -------  -------   -------
    Total cost of
     sales.............. (22,937)  (44.7)%  (31,325)  (50.1)%  (15,493)  (52.4)%
                         =======  ========  =======   =======  =======   =======

Gross Profit
  Gross Profit from
   software licensing
   fees.................  18,941     99.0%   20,856     99.1%    7,131     98.6%
  Gross Profit from
   professional service
   fees.................   7,120     31.5%    7,143     32.6%    6,062     36.7%
  Gross Profit from
   customer support
   fees.................   2,199     38.5%    1,772     29.7%      436     31.2%
  Gross Profit from
   product sales........   (159)    (4.5)%    1,335      9.9%      449     10.2%
  Gross Profit from
   other fees...........     249    100.0%       56    100.0%
                         -------  --------  -------   -------  -------   -------
    Total gross
     profits............  28,350     55.3%   31,162     49.9%   14,078     47.6%
                         =======  ========  =======   =======  =======   =======

   Revenues from software license agreements are recognized upon delivery of the software if among other things (1) persuasive evidence of an arrangement exists, (2) collection is probable, (3) all license payments are due within one year, (4) the license fee is otherwise fixed and determinable and (5) vendor specific evidence exists to allocate the total fee to all elements of the arrangement.

   Software licenses are sold directly to end users as well as to distributors or valued-added resellers ("VARs"). These distributors and VARs then attempt to sell the related licenses, along with other services, to other end users. These distributors will often buy multiple licenses that allow the software to be installed on a fixed number of hardware platforms, such as five licenses each for IBM, MacIntosh and Sun Microsystems equipment. The distributor may, at its option during the license period, exchange one or more licenses for one computer platform for those of another platform. However, the distributor can never obtain more licenses than

                             BROKAT INFOSYSTEMS AG
total number originally purchased, unless separate license arrangements are contracted. No right of return exists associated with any installed or unused licenses. In connection with software licenses sold to distributors and VARs, the Company recognizes revenues based on the same factors previously indicated.

   The Company may sell software licenses together with other services.

   Service revenue is primarily related to implementation and installation services performed under separate service arrangements. Revenues from consulting, training and maintenance services are recognized as the services are performed.

   Billings on software license agreements and services provided by the Company are generally made at the time the license is delivered or the services are completed. Billings are generally payable by customers within 30 days after issuance of the invoice. Certain license agreements with distributors allow for the distributors to pay for the license over a period that is longer than 30-45 days. In no circumstances, though, do these terms extend beyond twelve months from the date the software license has been delivered.

   Sometimes, a license agreement includes both software and service elements. Typically, these services include installation and customization of software, and postcontract maintenance services. The revenues to be generated from postcontract maintenance services embedded in the agreement are separately identified and accounted for as described in the following paragraph. Revenues from the remaining facets of the contract, including the licensing, customization and installation of the software, are deferred and recognized under the percentage of completion method of accounting as services are performed. Due to the long-term nature of these projects, percentage of completion is measured by the labor cost incurred to total estimated labor cost method. Billings issued to, and cash payments received from customers are not shown as sales revenue but deducted without effect on income from cost in excess of billings on uncompleted contracts or added to billings in excess of costs on uncompleted contracts. Billings are generally payable by customers within 30 days of the issuance of an invoice.

   Sales revenues from maintenance agreements are recorded as revenue ratably over the term of the contract. Revenues from maintenance agreements, which are embedded into sale and installation agreements are estimated based on the price the customer will be required to pay when these services are sold separately (i.e., the renewal rate) and recognized over the term of the agreement. Any unrecognized revenues are recorded on the accompanying balance sheets as deferred income. The Company bills for maintenance agreements on a monthly basis and payments are due within 30-45 days after the billing.

   Changes in job conditions may result in revisions to previously recorded costs and revenues for a particular project. These changes are recognized in the period in which the revisions are determined; this occurs when formal change orders are signed between the Company and the customer. Furthermore, provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

   Sometimes in connection with the installation of customized software, customers separately will request that the Company provide hardware on which the software will reside. The Company will purchase this hardware from third party vendors, and typically those vendors will deliver and install directly the hardware for the customer. In all cases, the Company takes title to the hardware, acts as a principal in the transaction with the vendor and bears collection risk from the customer. Accordingly, the Company recognizes revenues from the sale of hardware on a gross basis, at the time the hardware is delivered to a customer, persuasive evidence of an arrangement exists, the revenues are fixed or determinable and collectibility is probable.

 New accounting standards

   Effective July 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 requires companies to report comprehensive income, which is defined as all changes in equity during a

                             BROKAT INFOSYSTEMS AG
period, except those resulting from investment by owners and distribution to owners, in a financial statement for the period in which they are recognized. Net income and other comprehensive income, including foreign currency translation adjustment, minimum pension liability and unrealized gains and losses on investments are to be reported, net of their related tax effect, to arrive at comprehensive income. The Standard requires only additional disclosure in the financial statements and does not affect the Company's financial position or results of operations. Prior years financial statements have been restated to conform to the requirements of SFAS No. 130.

   Effective July 1, 1998, the Company adopted SFAS No. 131, "Disclosure about Segments of an enterprise and related Information". The Company operates in one business segment, the licensing of software products. Therefore the adoption of SFAS No. 131 had no impact on the Company's financial position or results of operations.

   In March 1998 the Accounting Standards Executive Committee of the AICPA approved Statement of Position (SOP) 98-1. This SOP governs the accounting of internally used, acquired or internally developed software and requires the capitalization of certain associated costs. SOP 98-1 is applicable for financial years beginning after December 15, 1998. Effective July 1, 1998, the Company adopted SOP 98-1. In accordance with the capitalization criteria of SOP 98-1 the Company capitalized internally developed, self-used software of DM 0 thousand and DM 437.0 thousand during the six months ended December 31, 1999, and the year ended June 30, 1999.

   The Financial Accounting Standards Board (FASB) recently issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which requires that companies recognize all derivatives as either assets or liabilities in the balance sheet at fair value. Under this statement, accounting for changes in fair value of a derivative depends on its intended use and designation. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of SFAS No. 133". SFAS No. 137 amends the effective date of SFAS No. 133. SFAS No. 133 will now be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company is currently assessing the potential effects of this new standard. Based on the current and expected levels of derivative instruments used by the Company, the adoption of this new standard is not expected to have a material effect on the Company's results of operations or financial position.

Note 3. Acquisitions

 Transaction Software Technologies, Inc., Atlanta, USA

   On May 9, 1999, the Company acquired Transaction Software Technologies, Inc., Atlanta, USA, (TST), for DM 34.9 million in cash (including direct acquisition costs), of which DM 1,665.0 thousand was to be paid twelve months after closing and another DM 1,665.0 thousand was to be paid 24 months after closing, with no interest due. Complementing the Company's existing software business, TST has been a leader in the development and implementation of cash management systems in U.S. banking institutions. The acquisition was accounted for using the purchase method. Accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed, based on the completion of the evaluation of the fair values of TST's assets and liabilities at the date of acquisition. The following is a summary of the purchase price allocation:

                                                                        DM
                                                                  (in thousands)
                                                                  --------------
   Current assets and other tangible assets......................      5,345
   Liabilities assumed...........................................     (6,703)
   Customer list.................................................      4,015
   Goodwill......................................................     31,969
                                                                      ------
                                                                      34,626
                                                                      ======

                             BROKAT INFOSYSTEMS AG

   The acquired customer list is being depreciated over a period of 5 years. Acquired goodwill is being amortized over a period of 7 years. The operating results of TST have been included in the consolidated income statements from the date of acquisition.

 MeTechnology AG, Leipzig

   On May 21, 1999, the Company acquired MeTechnology AG, Leipzig, for the issuance of 2,332,374 shares of Brokat common stock having a value of DM 159.7 million on that date, based on the closing price of the Company's common stock as quoted on the Neuer Market. Additionally, DM 1.2 million direct acquisition cost were paid in cash. Complementing the Company's existing software business, MeTechnology AG has been a leader in the development and implementation of online banking software in Germany. The acquisition was accounted for using the purchase method. Accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed, based on the evaluation of the fair values of MeTechnology AG's assets and liabilities at the date of acquisition. The following is a summary of the purchase price allocation:

                                                                        DM
                                                                  (in thousands)
                                                                  --------------
   Current assets and other tangible assets......................      8,876
   Liabilities assumed...........................................    (30,324)
   Customer list.................................................      1,307
   Goodwill......................................................    180,980
                                                                     -------
                                                                     160,839
                                                                     =======

   The acquired customer list is being depreciated over a period of 5 years. Acquired goodwill is being amortized over a period of 7 years. The operating results of MeTechnology AG have been included in the consolidated income statements from the date of acquisition.

   In July 1999, and based on provisions described in the acquisition agreement the sellers of MeTechnology AG agreed to grant 135,150 of the total shares of 2,332,374 that they received in consideration for MeTechnology AG in the form of options to employees of MeTechnology AG. The strike price of these options was DM 21.33 and such options had the same terms as the general stock option plan for the employees of Brokat. The assignment of the employee shares was performed in the six months ended December 31, 1999, as described in Note 16.

   In the six months ended December 31, 1999, goodwill was decreased by DM 7,082.0 thousand due to the grant of the option rights as well as in the amount of DM 16,980.0 thousand due to the revision of management's estimates in relation to the fair value of liabilities assumed. Specifically, convertible debt and other long-term liabilities previously thought to be assumed by Brokat were actually repaid by the former shareholders of MeTechnology AG as described in Note 12.

   The following unaudited pro forma financial information presents results as if the acquisition of TST and MeTechnology AG had occurred at the beginning of the respective periods:

                                                   June 30, 1998 June 30, 1999
                                                   ------------- -------------
                                                    (unaudited)   (unaudited)
                                                    (DM in thousands, except
                                                         per share data)
   Pro forma revenue..............................     39,731        71,653
   Pro forma net loss.............................    (50,721)      (94,887)
   Pro forma loss per share before extraordinary
    items.........................................        --          (4.81)
   Pro forma loss per share.......................        --          (4.82)

                             BROKAT INFOSYSTEMS AG

   These pro forma results have been prepared for comparative purposes only and include certain adjustments such as additional amortization expense as a result of goodwill arising from the purchase and interest expense on acquisition debt. The pro forma results are not necessarily indicative of the results of operations which actually would have resulted had the purchase been in effect at the beginning of the respective periods or of future results.

 Bremen Online Services Entwicklungs- und Betriebsgesellschaft mbH & Co. KG, Bremen

   Bremen Online Services Entwicklungs- und Betriebsgesellschaft mbH & Co. KG, Bremen, was founded by the articles of association dated July 16, 1999. Brokat has a 5% interest in the capital of the company at a cost of DM 1,000.0 thousand, of which DM 334.0 thousand had to be paid immediately and DM 666.0 thousand is to be paid in two equal installments by March 31, 2000, and March 31, 2001, with no interest due. This investment is being accounted for utilizing the cost method of accounting. The purpose of the company is the development, operating and marketing of the Bremen Online Services infrastructure including the online applications from public administration and business who wish to use this safe infrastructure and the initiation and performance of other projects in this area.

 GEKA Beteiligungs AG, Frankfurt

   On September 6, 1999, the Company acquired 100% of the outstanding common stock of GEKA-Beteiligungs AG, Frankfurt, for DM 130.0 thousand GEKA Beteiligungs AG does not yet have an operating business. The organization cost of DM 30.0 thousand was expensed in the current period.

 LexLinkLine AG, Dusseldorf

   On October 18, 1999, the Company acquired 12.5% of the outstanding common stock of LexLinkLine AG, Dusseldorf, for DM 39.0 thousand. This investment is being accounted for using the cost method of accounting. LexLinkLine AG will develop and market "Web&Voice" technologies. As part of its product range LexLinkLine will market the "Internet Communication Center" for Brokat which connects the Internet and the Call-Center.

 Fernbach Financial Software S.A., Luxembourg

   On December 20, 1999, the Company acquired 25.1% of the outstanding common stock of Fernbach Financial Software S.A., Luxembourg, for DM 4.0 million in cash (and additional direct acquisition costs of DM 154.0 thousand). The excess of the purchase price over the company's proportionate share of the fair value of net assets acquired of DM 4,075.0 thousand is being amortized on a straight-line basis over a period of 7 years. This investment is being accounted for using the equity method of accounting.

   Fernbach Financial Software S.A., Luxembourg, holds 100% interests in Fernbach Software S.A, Luxembourg, in Fernbach Software AG, Deutschland, and in Fernbach-Software AG, Switzerland. Fernbach companies develop and market software and hardware solutions for the handling of transactions, particularly in the area of bank software.

   The purchase agreement gave Brokat an option to acquire the remaining shares of Fernbach Financial Software S.A. until June 30, 2000. Brokat can exercise the options as of December 31, 1999, March 31, or June 30, 2000. The option purchase price is variable and depends on weighted sales, profit and order backlog values that have been achieved as proxies for the fair value of Fernbach on each date the option can be exercised. Brokat is also obligated to exercise the option as of June 30, 2000, provided the consolidated financial statements of the Fernbach companies show a positive pre-tax result as of the option date June 30,

                             BROKAT INFOSYSTEMS AG

2000, for the period from January 1 to June 30, 2000, after the elimination of any special charges. No value was assigned to this option at the time of the acquisition of Fernbach Financial Software S.A., as the option allows for the purchase of the remaining interest in Fernbach at fair value and is based on Fernbach's past and expected future near-term operating losses (see also Note
20).

Note 4. Cost and Estimated Earnings in Excess of Billings on Uncompleted
Contracts

 Cost and estimated earnings on uncompleted contracts

   Costs and estimated earnings in excess of billings on uncompleted contracts arise when revenues have been recorded but the amounts cannot be billed under the terms of the contracts. Such amounts are recoverable from customers upon various measures of performance, including achievement of certain milestones, completion of specified units or completion of the contract. Cost and estimated earnings contains directly allocable costs (labor cost and cost of services provided by third parties) as well as the appropriate portion of overheads including pro rata administrative expenses.

   Costs and estimated earnings on uncompleted contracts and related amounts billed are as follows:

                                                     Year Ended      Six Months
                                                      June 30,         Ended
                                                   ---------------  December 31,
                                                    1998    1999        1999
                                                   ------  -------  ------------
                                                        (DM in thousands)
   Costs incurred on uncompleted contracts........  1,930    6,613      5,379
   Estimated earnings.............................  3,147    8,082      6,161
                                                   ------  -------    -------
                                                    5,077   14,695     11,540
                                                   ------  -------    -------
   Less billings to date.......................... (4,241) (13,053)   (11,393)
                                                   ------  -------    -------
                                                      836    1,642        147
                                                   ======  =======    =======

   Such amounts are included in the accompanying Consolidated Balance Sheets under the following captions:

                                                   Year Ended     Six Months
                                                    June 30,        Ended
                                                   ------------  December 31,
                                                   1998   1999       1999
                                                   -----  -----  ------------
                                                      (DM in thousands)
   Costs and estimated earnings in excess of
    billings on uncompleted contracts............. 1,806  2,499      1,965
   Billings in excess of cost and estimated
    earnings on uncompleted contracts.............  (970)  (857)    (1,818)
                                                   -----  -----     ------
                                                     836  1,642        147
                                                   =====  =====     ======

                             BROKAT INFOSYSTEMS AG

Note 5. Prepaid Expenses and Other Current Assets

   Prepaid expenses and other current assets are generally accounted for at nominal value and have a residual term of up to one year.

   Prepaid expenses and other current assets consist of the following:

                                                        Year Ended   Six Months
                                                         June 30,      Ended
                                                        ----------- December 31,
                                                        1998  1999      1999
                                                        ----- ----- ------------
                                                           (DM in thousands)
   Prepaid taxes.......................................   204   704    2,130
   Deferred charges....................................   413   478      917
   Other...............................................   398 2,741    3,748
                                                        ----- -----    -----
                                                        1,015 3,923    6,795
                                                        ===== =====    =====

   The other prepaid expenses and current assets mainly contain rent deposits, receivables from employees and other prepayments.

Note 6. Goodwill and Other Intangible Assets

   Intangible assets consist of the following:

                                                        Year Ended   Six Months
                                                         June 30,      Ended
                                                       ------------ December 31,
                                                       1998  1999       1999
                                                       ---- ------- ------------
                                                           (DM in thousands)
   Goodwill...........................................   0  209,406   170,095
   Customer list......................................   0    5,181     4,649
   Software........................................... 273    2,074     2,044
                                                       ---  -------   -------
                                                       273  216,661   176,788
                                                       ===  =======   =======

   Intangible assets are amortized over the following periods:

                                                                        Useful
                                                                         life
                                                                       ---------
   Goodwill...........................................................   7 years
   Customer list......................................................   5 years
   Software........................................................... 3-5 years

   All intangible assets are amortized using the straight-line method.

Note 7. Short-Term Debt to Banks

   At December 31, 1999, the Company had DM 75,500.0 thousand (June 30, 1999:
DM 16,300.0 thousand; June 30, 1998: DM 1,500.0 thousand) general purpose lines of credit with several banks. Under the Credit Arrangements, the Company has the option to borrow amounts at various interest rates, payable in Deutsche Mark. Use of the borrowing is unrestricted, with the exception of the borrowings under the line of credit with Deutsche Bank AG, Stuttgart, and the borrowings are unsecured.

                             BROKAT INFOSYSTEMS AG

   At December 31, 1999, the Company had outstanding debt borrowings under the Credit Arrangements amounting to DM 42,271.0 thousand (June 30, 1999: DM 3,226.0 thousand, June 30, 1998: DM 0 thousand).

   Included in the lines of credit is an overdraft credit of DM 60 million granted initially by Deutsche Bank AG, Stuttgart, to Brokat until December 31, 1999. The funds are to be used exclusively for operating purposes. The current interest rate is computed at 6% per annum. An extension of the line of credit has been agreed under certain fulfilled conditions until June 30, 2000.

   The interest rate on short-term borrowings outstanding at December 31, 1999, was between 4.08% and 6.0% (June 30, 1999: between 5.5%-8.25%, June 30, 1998:
no outstanding balances).

Note 8. Other Short-Term Debt

   Other short-term debt are as follows:

                                                         Year Ended  Six Months
                                                          June 30,     Ended
                                                         ---------- December 31,
                                                         1998 1999      1999
                                                         ---- ----- ------------
                                                            (DM in thousands)
   tbg..................................................    0     0    4,000
   Short-term loan......................................    0 1,773        0
   Debt from purchase price commitments.................    0 1,665    1,665
                                                         ---- -----    -----
                                                            0 3,438    5,665
                                                         ==== =====    =====

   Regarding the short-term debt against Technologie-Beteiligungs-Gesellschaft mbH of the Deutsche Ausgleichsbank, Bonn (also referred to as "tbg") (see Note
11).

   The short-term loans were granted by a former shareholder of MeTechnology AG, Leipzig, and were repaid during the six months ended December 31, 1999.

   The debt from the purchase price obligation resulted from the purchase of Transaction Software Technologies, Inc., Atlanta, USA, and is due in May 2000.

Note 9. Other Accrued Expenses and Current Liabilities

   Other accrued expenses and current liabilities mainly contain provisions for interest payments, outstanding invoices, as well as potential losses from customer projects.

Note 10. Long-Term Debt to Banks

   By contract dated May 23, 1997, Kreissparkasse Boblingen provided Brokat with a line of credit of DM 2,000.0 thousand. The loan has a term of ten years. Interest is to be paid on the loan at 7% per annum. Furthermore, the creditor receives profit-based remuneration of 20% per annum of the net profit for the year, but not exceeding 3% of the stated value of the loan. Repayment shall be made in one sum at the end of the term. As of December 31, 1999, all of the loan had been utilized.

   The credit agreement contains conditions and events of default, the failure to comply with, or occurrence of, would generally give the lender the right to terminate the credit agreement and require the repayment of the outstanding borrowings under the credit agreement. The most restrictive of such conditions include the approval of the bank to certain legal transactions. Those transactions are among others: (1) an amendment or a

                             BROKAT INFOSYSTEMS AG
change of the Company's statutes, (2) sale of the Company or a part of the Company as well as the acquisition or the sale of other companies or the shares in other companies as well as the foundation of subsidiaries, (3) the signing/changing/termination of contracts with shareholders, relatives of shareholders except for the case when the modified contracts will meet arm's-length-principle. The Company is not in compliance with certain of these covenants but such non-compliance has been waived by the bank. Specifically, the company had entered into certain contracts prior to obtaining approval from the lenders. On February 3rd, 2000 the lenders approved the signing of the contracts and waived the non-compliance with the covenants.

Note 11. Long-Term Debt to Shareholders

   Long-term debt to shareholders are as follows:

                                                       Year Ended   Six Months
                                                        June 30,      Ended
                                                       ----------- December 31,
                                                       1998  1999      1999
                                                       ----- ----- ------------
                                                          (DM in thousands)
   tbg................................................ 4,000 4,000        0
   AET (at present value, imputed interest rate 5%)...   420     0        0
   Other..............................................   135     0        0
                                                       ----- -----     ----
                                                       4,555 4,000        0
                                                       ===== =====     ====

   As of June 30, 1999, and 1998, tbg has three "silent participations" in the parent company totaling DM 4,000.0 thousand. With its first silent participation on December 2, 1996, tbg invested DM 1,000.0 thousand in the Company. The investment had an initial term until June 30, 2006. By contract dated September 19, 1997, a second silent participation of DM 1,000.0 thousand was consummated; this loan expires on December 31, 2007. By supplementary agreements of August 1, 1998, both participations were converted into loans with an annual interest rate of 10.5% and the condition, that the loans can be terminated no earlier than September 30, 1999. By contract dated September 19, 1997, a third silent participation of DM 2,000.0 thousand was concluded; this expires on December 31, 2007. By side agreement of August 1, 1998, the annual interest amounts to 11.5% and the loans can be terminated no earlier than September 30, 1999.

   The tbg agreements contain conditions and events of default, the failure to comply with, or occurrence of, would generally give the lender the right to terminate the credit agreement and require the repayment of the outstanding borrowings under the credit agreement. The most restrictive of such conditions include the approval of the silent partner to certain legal transactions. Those transactions are among others: the ratification of amendments or changes of the Company's statutes.

   By side agreements dated August 27, 1999, all three loans in the amount of DM 4,000.0 thousand have been converted into short-term debt, due June 30, 2000. The annual interest amounts have been changed to 6.0% beginning of October 1, 1999.

   As of July 1, 1998, a loan payable of DM 486.0 thousand was due to the shareholder Advanced European Technologies N.V., ED Heiloo, Netherlands (also referred to here as "AET"). The loan was originally callable on October 31, 2001, and was subject to interest at a rate of 5% per annum, with the first five years being free of interest. Accordingly, the note was recorded at a discounted amount and interest was imputed at a rate of 5% equivalent to Company's estimated cost of borrowing for loans with similar characteristics. In case of an Initial Public Offering ("IPO") of the Company or if all shares in the Company are sold to a third party the loan is callable at once.

                             BROKAT INFOSYSTEMS AG

   In connection with the Company's IPO the entire loan was contributed on August 4, 1998, by AET as a contribution in kind in return for 90 shares of common stock in Brokat. The excess of the value of the common stock issued of DM 486.0 thousand over the carrying value of the debt was recorded as an extraordinary loss. By resolution the amount exceeding the calculated share in the common stock was transferred to the additional paid-in capital.

Note 12. Other Long-Term Debt

   Other long-term debt are as follows:

                                                      Year Ended   Six Months
                                                       June 30,      Ended
                                                     ------------ December 31,
                                                     1998   1999      1999
                                                     ----- ------ ------------
                                                         (DM in thousands)
   Debt from purchase price commitment..............     0  1,451    1,529
   Silent participations............................     0  9,950        0
   Junior loan......................................     0  3,530        0
   Convertible debt................................. 7,000  3,425        0
   Other (at present value, due March 2001, imputed
    interest rate 5%)...............................     5      0      321
                                                     ----- ------    -----
                                                     7,005 18,356    1,850
                                                     ===== ======    =====

 Debt from purchase price commitment

   The liability from the purchase price commitment resulted from the purchase of Transaction Software Technologies, Inc., Atlanta, USA, and is due in May 2001. The liability is free of interest. The recognized imputed interest rate was 5% per annum, and was determined based on debt with similar characteristics.

 Silent participation and junior loan

   A silent participation is a form of loan whereby the note holder receives interest based on a stated rate in the loan agreement and/or based on the level of profits (and losses) of the company. Despite receiving interest based on the earnings of the company, the silent partners do not hold voting rights in the company and cannot influence operating decisions.

   By contract dated December 6, 1996, and amendment agreement of May 29, 1998, SBF Sachsische Beteiligungsfonds GmbH, Leipzig (also referred to as "SBF"), invested a total of DM 9,950.0 thousand as silent shareholder in ESD Information Technology Entwicklungs GmbH, Leipzig, the predecessor of MeTechnology GmbH. The silent participation expires on December 31, 2001. The shareholder has a 20% share in the profit, but does not share in the loss of the Company. SBF also receives annual servicing compensation of 2% of the investment amount.

   By contract dated February 13, 1996, GSM Industriebeteiligungen GmbH, Munich (also referred to as "GSM"), granted ESD a junior loan of DM 3,530.0 thousand. The loan arrangement will mature on December 31, 2005, and bears interest at an annual rate of 8%.

   Due to uncertainties as to whether the Company assumed these liabilities in connection with its purchase of MeTechnology AG, the fair value of this debt was recorded as part of the purchase price allocation and reflected in the consolidated balance sheet as of June 30, 1999. During the six months ended December 31,

                             BROKAT INFOSYSTEMS AG

1999, SBF and GSM received full repayment of the described debts from the former shareholders of MeTechnology AG and consequently waived all rights under the debt instrument. Accordingly, during the six months ended December 31, 1999, the Company eliminated the estimated liability associated with these debt instruments and reduced goodwill by DM 13,480.0 thousand, as prescribed by APB 16 of the Accounting Principles Board and related interpretations.

 Convertible debt

   By contract dated September 19, 1997, tbg invested DM 7,000.0 thousand in a silent participation in the Company. Payment was made on December 2, 1997. The investment was originally scheduled to mature on December 21, 2007. Under the silent participation agreement tbg participated proportionately in the losses of the Company. However, the agreement did not allow for tgb to participate proportionately in any gains of the Company. Instead, tbg had the right to convert its silent participation into equity interests in the Company with a value of DM 7,000.0 thousand only in the event that the Company completes an initial public offering of its common stock or if a change in control in the Company, as defined, occurs. Accordingly, as tbg had the right to convert its interest into equity at the same amount of its original investments during all periods presented, the Company did not recognize any loss participations in relation to this silent participation.

   As a result of the Company's initial public offering of common shares, tbg exercised its right to convert its silent participation into equity of the Company and was issued common shares with a value of DM 7,000.0 thousand on August 4, 1998. As this conversion was in accordance with the terms of original agreement, there was no gain or loss recognized in relation to this conversion.

   By contract dated November 12, 1998, and prior to the acquisition by the Company of MeTechnology AG, Private Equity Investment Ltd., Grand Cayman (also referred to as "PEB") invested DM 3,500.0 thousand in MeTechnology AG, Leipzig, in the form of a convertible bond. The participation entitles PEB until October 31, 2000, to convert at any time a nominal amount of the convertible bond of DM 500 into one share of MeTechnology AG. The convertible bond is interest free until January 31, 2000. That part of the convertible bond which has not yet been converted is repayable on October 31, 2000.

   Due to uncertainties as to whether Brokat assumed this liability in connection with its purchase of MeTechnology AG, the fair value of such debt was recorded as part of the purchase price allocation and is reflected in the consolidated balance sheet at June 30, 1999.

   During the six months ended December 31, 1999, PEB received repayment of the bond from the former shareholders of MeTechnology AG and consequently waived all its rights under the convertible bond.

   Accordingly, during the six months ended December 31, 1999, the Company eliminated the estimated liability associated with this debt instrument and reduced goodwill by DM 3,500.0 thousand, as prescribed by APB 16 and related interpretations.

Note 13. Fair Value of Financial Instruments

   Financial assets and liabilities with carrying values approximating fair value include cash and cash equivalents, short-term investments, accounts receivable, accounts payable and short-term debt. The fair value of financial instruments for which quoted market prices are available are based on such market prices. Long-term financial investments are reflected at carrying value because it is not practical to estimate fair value as quoted market prices do not exist. Fair value of long-term debt is based on discounted cash flow analyses using interest rates at which similar loans would be made to borrowers with similar credit ratings.

                             BROKAT INFOSYSTEMS AG

   The following table presents the carrying amounts and the estimated fair values of financial instruments at December 31, 1999, June 30, 1999, and June 30, 1998, respectively.

                                    Year Ended June 30,       Six Months Ended
                              -------------------------------   December 31,
                                   1998            1999             1999
                              --------------- --------------- -------------------
                              Carrying  Fair  Carrying  Fair  Carrying    Fair
                               Amount  Value   Amount  Value   Amount    Value
                              -------- ------ -------- ------ ---------  --------
                                             (DM in thousands)
   Financial Instruments
    Assets
     Long-term investments...       0       0       0       0     1,013     1,013
    Liabilities
     Long-term debt..........  13,560  17,362  24,356  28,271     3,850     3,850

Note 14. Income Tax Benefit (Expense)

   The benefit (provision) for income taxes consists of the following:

                                       Year Ended June 30,      Six Months Ended
                                       -----------------------    December 31,
                                        1997    1998    1999          1999
                                       ------  ------  -------  ----------------
                                                 (DM in thousands)
   Current taxes
    Germany...........................      0       0        0           0
    Foreign...........................      0       0     (113)        (60)
                                       ------  ------  -------        ----
                                            0       0     (113)        (60)
                                       ------  ------  -------        ----
   Deferred taxes
    Germany...........................      0       0        0           0
    Foreign...........................     10       0        0         (44)
                                       ------  ------  -------        ----
                                           10       0        0         (44)
                                       ------  ------  -------        ----
                                           10       0     (113)       (104)
                                       ======  ======  =======        ====

   German corporate tax law applies a split-rate with regard to the taxation of the income of a corporation. In accordance with the tax law in effect for the six months ended December 31, 1999 income is initially subject to a federal corporate tax rate of 40% (1998: 45%, 1997: 45%) plus surcharge of 5.5% (1998:
5.5%, 1997: 7.5%) on federal taxes payable. Including the impact of the surcharge the federal corporate income tax rate amounts to 42.2% (1998: 47.5%, 1997: 48.4%).

                             BROKAT INFOSYSTEMS AG

   A reconciliation of income taxes determined using the German corporate income tax rate of 42.2% plus a federal tax rate for trade taxes on income of 10.6% for a combined statutory rate of 52.7% in 1999 (1998: 57.1%, 1997:
57.8%) is as follows:

                                                                    Six Months
                                           Year Ended June 30,        Ended
                                          -----------------------  December 31,
                                          1997    1998     1999        1999
                                          ------ ------  --------  ------------
                                                  (DM in thousands)
   Expected benefit for corporate income
    taxes...............................    996   6,763    23,208     27,074
   Foreign tax rate differential........      0    (898)   (4,743)    (1,520)
   Changes in valuation allowance on
    deferred tax assets.................   (809)  7,955   (10,243)   (12,848)
   Non-tax-deductible stock option
    expenses............................      0       0    (8,611)    (6,450)
   Amortization of non-tax-deductible
    goodwill............................      0       0    (1,943)    (8,325)
   Income not subject to tax............      0   1,857       488          0
   Deferred cost related to capital
    issuance............................      0       0     2,845        691
   Other................................   (177)    233    (1,114)     1,274
                                          -----  ------  --------    -------
   Actual benefit (provision) for income
    taxes...............................     10       0      (113)      (104)
                                          =====  ======  ========    =======

   Deferred income tax assets and liabilities are summarized as follows:

                                                                    Six Months
                                            Year Ended June 30,       Ended
                                            ---------------------  December 31,
                                              1998        1999         1999
                                            ---------  ----------  ------------
                                                    (DM in thousands)
   Tax loss carryforwards.................      7,361      30,325     42,752
   Unrecognized losses on foreign currency
    transactions..........................        123           0          0
   Inventories............................          0           0      1,200
   Convertible debt.......................      1,857           0          0
   Valuation allowance....................     (8,764)    (28,616)   (41,472)
                                            ---------  ----------    -------
   Total deferred tax assets..............        577       1,709      2,480
                                            ---------  ----------    -------
   Other intangible assets................          0         262        190
   Unrecognized gains on foreign currency
    transactions..........................          0       1,147      2,334
   Inventories............................        577         300          0
                                            ---------  ----------    -------
   Total deferred tax liabilities.........        577       1,709      2,524
                                            ---------  ----------    -------
   Net deferred tax assets (liabilities)..          0           0        (44)
                                            =========  ==========    =======

   Deferred tax assets and liabilities are reflected on the Company's consolidated balance sheets as follows:

                                                                    Six Months
                                            Year Ended June 30,       Ended
                                            ---------------------  December 31,
                                              1998        1999         1999
                                            ---------  ----------  ------------
                                                    (DM in thousands)
   Noncurrent deferred tax assets.........        577       1,447      2,333
   Current deferred tax liabilities.......       (577)     (1,447)    (2,377)
                                            ---------  ----------    -------
   Net deferred tax assets (liabilities)..          0           0        (44)
                                            =========  ==========    =======

   At December 31, 1999, the Group had tax loss carryforwards amounting to DM 97,836.0 thousand (June 30, 1999: DM 68,163.0 thousand, June 30, 1998: DM
14,727.0 thousand). Of the tax loss carryforward as

                             BROKAT INFOSYSTEMS AG
of December 31, 1999, DM 1,895.0 thousand expire within 6 years and DM 22,030.0 thousand expire within 15 years. Tax loss carryforwards in the amount of DM 73,911.0 thousand do not expire.

   The Company has provided valuation allowances on the portion of deferred tax assets for which it is not more likely than not that such assets will be realized. As of December 31, 1999, as well as in the prior years' valuation allowances have been recorded on all deferred tax assets due to the continued losses sustained by the Company.

Note 15. Shareholders' Equity

 Common stock and additional paid-in capital

   The Company has been listed at the Frankfurt Stock Exchange in the market segment Neuer Markt since September 17, 1998.

   As of July 1, 1998, the GmbH capital of Brokat Informationssysteme GmbH, Stuttgart, amounted to DM 158.3 thousand and has developed since then as follows:

   As a result of the conversion of the Company into Brokat Infosystems AG, in July 1998, the capital of the Company was initially divided, pursuant to sec. 4 of the articles of association, into 6,420 common shares and 1,758 preferred shares in series A and 1,320 preferred shares in series B of DM 16.66 each which are made out to the bearer and which were taken over by the former shareholders.

   By a resolution of April 1, 1998, which also changed the articles of association, the shareholders' meeting of Brokat Informationssysteme GmbH, decided to reduce the par value of the shares of the future Brokat, Stuttgart, to DM 1.66 and to divide the common stock into 94,980 shares with a par value of DM 1.66 each. The amendment of the articles of association was filed with the Commercial Register on July 3, 1998.

   By shareholders' resolution taken on August 17, 1998, the common stock of the Company was increased by DM 2,365.00 to DM 160,665.00. The capital increase was made by contribution in kind by the contribution of a loan of DM 486,300.00 of AET and a silent contribution with a nominal value of DM 7.0 million worth DM 2,822,151.62 after loss absorption, of tbg in return for a total of 1,419 shares with a share in the common stock of DM 1.66 each (see Notes 11 and 12).

   In addition, by shareholders' resolution of August 17, 1998, the common stock was increased by issuing 24,000,000 new shares in the Company's IPO. See
Note 1 for a description of this transaction.

   Additionally, by resolution of the board of management taken on October 1, 1998 the capital was increased by issuing 420,000 shares of common stock.

   On May 20, 1999, the Company issued 2,332,374 shares of common stock in exchange of 100% of the share capital of MeTechnology AG (see Note 3).

   As of June 30, 1999, the number of shares authorized amounts to 36,823,620 of which 26,848,773 shares were issued and outstanding. Shares issued and outstanding have an equivalent par value of DM 1.66.

   According to the shareholders' meeting on November 18, 1999, the common stock of the Company was converted to Euros ((Euro)) using the official translation rate. Additionally the Company increased its common stock by DM 7,763,681 (3,969,507 Euro). The capital increase is effected without issuing new shares by converting additional paid-in capital to common stock.

                             BROKAT INFOSYSTEMS AG

   As of December 31, 1999, the number of shares authorized amounts to 42,658,412 of which 26,848,773 shares were issued and outstanding. Shares issued and outstanding have an equivalent par value of DM 1.96 (the equivalent of 1 Euro).

   On November 7, 1999, the Company also passed a resolution to increase capital by issuing 279,573 new shares with an equivalent value of (Euro) 10 million (DM 19,558.0 thousand) with Intel Atlantic, Inc., Santa Clara, USA. The Company is entitled to the funds once the capital increase has been entered in the trade register. This had not been done in the six months ended December 31, 1999.

Note 16. Stock Option Plans

 Accounting policy

   The Company continues to account for stock-based compensation using the intrinsic value method prescribed in APB 25, "Accounting for Stock Issued to Employees". Compensation cost for stock options is measured as the excess of the quoted market price of the Company's stock on the measurement date over the amount an employee must pay to acquire the stock and is recognized over the vesting period. The intrinsic value of the options is measured on the basis of the current market value of the Company's stock at the end of each period.

   SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. The Company has elected to retain its current method of accounting as described above, and has adopted the disclosure requirements of SFAS No. 123.

 Stock option plans

   The Company has issued two stock option plans to employees of the Company. The objectives of these plans include attracting and retaining personnel and promoting the success of the Company by providing employees the opportunity to acquire common stock.

   Under the 1998 stock option plan (the "1998 Plan"), the Company is authorized to issue and has issued 1,204,818 option rights for the subscription of Brokat shares to employees of Brokat and its affiliated companies on September 16, 1998. The option rights entitle the bearer to purchase shares in the Company at a price of DM 21.33 and vest in three installments approximately after two, three and four years.

   The options can only be exercised, if at certain specified dates the increase in the value of Brokat stock--based on the average price of the share during the last five trading days before the first exercise period against the IPO price--at least equals the performance of the Neuer Markt index.

   Under the 1999 stock option plan (the "1999 Plan") the Company is authorized to issue and has issued 1,204,821 option rights for the subscription of Brokat shares to employees of Brokat and its affiliated companies on December 15, 1999. The option rights entitle the bearer to purchase shares in the Company at a price of DM 65.85 (the average of the last 5 trading days in October when the program was initiated) and vest in three installments approximately after two, three and four years.

   The options can only be exercised if at certain specified dates the increase in the value of Brokat stock--based on the average price of the shares during the last five trading days before the first exercise period against the strike price of the options--at least equals the performance of the Neuer Markt index.

                             BROKAT INFOSYSTEMS AG

   Moreover, principal investors of the Company have issued 200,460 option rights for the purchase of Brokat shares from their private holdings to several senior employees of the Brokat group ("Private Plan"). These rights entitle the bearer to purchase shares at DM 4.15 per share. The options were negotiated in February 1998, granted in August 1998 and vest ratably at the end of each of the next four years following the date of grant. There is no performance criteria for these options.

   Former shareholders of MeTechnology have issued options for a portion of the Brokat shares received in consideration of all of their shares of the affiliated company ("Me Plan"). These options have been issued to the present employees of the affiliated company on July 26, 1999, and entitle the bearer to purchase up to 135,150 shares of Brokat from these shareholders at a purchase price of DM 21.33. The options vest ratably after approximately 1.5, 2.5 and
3.5 years and can only be exercised if performance criteria similar to the "1998 Plan" are met.

   The options expire within 3.5 to 4.5 years from date of grant.

   The status of the Company's stock option plans is summarized below as of December 31, 1999:

                                                                       Private
                                           1998 Plan 1999 Plan Me-Plan  Plan
                                           --------- --------- ------- -------
   Outstanding at June 30, 1998...........         0         0       0       0
     Granted.............................. 1,204,818         0       0 200,460
     Exercised............................         0         0       0 (50,115)
     Forfeited............................         0         0       0       0
                                           --------- --------- ------- -------
   Outstanding at June 30, 1999........... 1,204,818         0       0 150,345
     Granted..............................         0 1,204,821 135,150       0
     Exercised............................         0         0       0       0
     Forfeited............................         0         0       0 (60,138)
                                           --------- --------- ------- -------
   Outstanding at December 31, 1999....... 1,204,818 1,204,821 135,150  90,207
                                           ========= ========= ======= =======

   None of the outstanding options as of December 31, 1999, are exercisable. All options vest between March 2000 and June 2004.

   Additional stock option awards are anticipated in future years. Moreover, as the measurement dates for the 1998 plan, the 1999 plan and the ME plan have not been reached yet, future changes in stock price of the Brokat shares will lead to future adjustments in the total compensation from these programs (variable stock option plans).

   In prior years, Brokat management has used graded vesting to amortize compensation from stock option programs. During the six months ended December 31, 1999, management has decided to employ the straight line method for amortizing this expense, since this method is a more preferable way to better match the expenses associated with these options with the service period of optionholders.

   The change in accounting principle, which totaled DM 131, has been recorded as an adjustment to operating expenses during the six months ended December 31, 1999. Had the Company applied the straight-line method to amortize compensation during the year ended June 30, 1999, the loss for the year then ended would have been decreased by 5.740.0 thousand and basic and diluted loss per share would have been decreased by DM 0.29.

                             BROKAT INFOSYSTEMS AG

   Conversely, had the Company continued to apply the graded vesting method to amortize compensation, including on new plans entered into during the six months ended December 31, 1999, the loss for the six months ended December 31, 1999, would have been increased by DM 6, 557.0 thousand and basic and diluted loss per share would have been increased by DM 0.24.

   The weighted average fair value of options granted during the six months ended December 31, 1999, and the year ended June 30, 1999, was approximately DM 93.96 and DM 13.55 per share, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 1999 and 1998: risk-free interest rates ranging from 5.03% to 6.24%; expected lives ranging from
3.5 to 4.5 years; expected forfeiture rate of 10 to 15%; expected dividend yield of zero percent; and expected volatility ranging from 79% to 90%.

   The following table summarizes information about the Company's stock options at December 31, 1999:

                                 Options Outstanding       Options Exercisable
                            ----------------------------- ---------------------
                                       Weighted  Weighted
                                       Average   Average            Weighted
                                      Remaining  Exercise           Average
   Range of Exercise         Number      Life     Price   Number Exercise Price
   -----------------        --------- ---------- -------- ------ --------------
   1998 Plan
     DM 21.33.............. 1,204,818 1.92 Years DM 21.33    0          0
   1999 Plan
     DM 65.85.............. 1,204,821 3.42 Years DM 65.85    0          0
   Me Plan
     DM 21.33..............   135,150 1.92 Years DM 21.33    0          0
   Private Plan
     DM  4.15..............    90,207 1.17 Years DM  4.15    0          0

   Had compensation cost for these grants been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net loss would have been decreased by approximately DM 9,152.0 thousand for the six months ended December 31, 1999, and DM 13,402.0 thousand for the twelve months ended June 30, 1999, respectively. Loss per share would have been decreased by DM 0.34 and DM 0.68 for the six months ended December 31, 1999, and the twelve months ended June 30, 1999, respectively.

Note 17. Commitments and Contingencies

 Operating leases

   The group companies have entered into lease and rental agreements for various facilities and vehicles. The annual minimum payments from these agreements amount to DM 7,556.0 thousand for the financial year 2000, DM 6,704.0 thousand for 2001, DM 5,773.0 thousand for 2002, DM 5,264.0 thousand for 2003 and DM 4,879.0 thousand for the financial year 2004. Thereafter, commitments of at least DM 6,086.0 thousand will be incurred.

   Total rental expense under operating leases amounted to DM 2,809.0 thousand for the six months ended December 31, 1999, DM 3,502.0 thousand for the year ended June 30, 1999, DM 252.0 thousand for the year ended June 30, 1998 and DM
236.0 thousand for the year ended June 30, 1997.

 Contingencies

   The Company operates in countries where political, economic, social and legal developments could have an impact on the operational activities. The effects of such risks on the Company's results of operations, which

                             BROKAT INFOSYSTEMS AG
arise during the normal course of business, are not reasonably determinable and are therefore not included in the accompanying financial statements.

   The Company may be involved in lawsuits, claims, investigations and proceedings, including product liability and commercial matters which are handled and defended in the ordinary course of business. There are no such matters pending that the Company and its general counsel expect to be material in relation to the Company's business, financial position or results of operation.

 Legal matters

   The group companies may be subject to litigation from time to time in the ordinary course of business. As of December 31, 1999, the Company's management and its legal advisers are not aware of any claims which could materially affect the business, net assets, financial position or results of the Group.

Note 18. Geographic, Segment and Significant Customer Information

   The Company is managed as one business segment. Under the definition of SFAS No. 131, "Disclosure about Segments of an enterprise and related Information", Brokat is currently operating in one segment only. The number of business segments may expand as the Company introduces new products or services or expands into different markets.

   The following geographical allocation of the sales depends on the seat of the subsidiary recording the sales. The assets comprise long-lived assets with the exception of deferred tax assets.

                                            Asia-
                             Germany  UK   Pacific  USA  Other Elimination Consolidated
                             ------- ----- ------- ----- ----- ----------- ------------
                                                 (DM in thousands)
   Six months ended
    December 31, 1999
    Revenue................   35,472 8,331  4,808  5,405 5,796    (8,525)     51,287
    Long-lived assets......  208,701 1,090    535  2,614   304  (198,590)     14,654
   Year ended June 30, 1999
    Revenue................   55,818 3,407  1,774  2,895 1,646    (3,053)     62,487
    Long-lived assets......  391,444   952    438  1,678   202  (198,539)      8,323
   Year ended June 30, 1998
    Revenue................   27,149 3,709  1,566    --    880    (3,733)     29,571
    Long-lived assets......    5,114   178    237    111     8    (2,187)      3,461
   Year ended June 30, 1997
    Revenue................   12,101   --     --     --    --        --       12,101
    Long-lived assets......    1,080   --     --     --    --        --        1,080

   The external revenue by product group break down as follows:

                                                                    Six Months
                                               Year Ended June 30,    Ended
                                               ------------------- December 31,
                                                 1998      1999        1999
                                               --------- --------- ------------
                                                      (DM in thousands)
   Professional services......................    16,529    21,913    22,630
   License revenues...........................     7,231    21,056    19,141
   Sales of hardware..........................     4,414    13,492     3,558
   Customer support...........................     1,397     5,970     5,709
   Other......................................         0        56       249
                                               --------- ---------    ------
                                                  29,571    62,487    51,287
                                               ========= =========    ======

                             BROKAT INFOSYSTEMS AG

   In the six months ended December 31, 1999, approximately 11.3% of sales were recorded with one customer. In the year ended June 30, 1999, approximately 20.3% of sales were recorded with one customer and approximately 18.5% with another customer. In the year ended June 30, 1998, approximately 16.1% of sales were recorded with one customer. In the year ended June 30, 1997, approximately 21.8% of sales were recorded with one customer.

                         Six months ended   Fiscal year ended   Fiscal year ended
                         December 31, 1999    June 30, 1999       June 30, 1998
                         ------------------ ------------------- ------------------
                           KDM    % of rev.  KDM      % of rev.  KDM     % of rev.
                         -------  --------- -------   --------- -------  ---------
Cost of sales
  Cost of software
   licensing fees.......    (200)   (1.0)%     (200)    (0.9)%     (100)   (1.4)%
  Cost of professional
   service fees......... (15,510)  (68.5)%  (14,770)   (67.4)%  (10,467)  (63.3)%
  Cost of customer
   support fees.........  (3,510)  (61.5)%   (4,198)   (70.3)%     (961)  (68.8)%
  Cost of product
   sales................  (3,717) (104.5)%  (12,157)   (90.1)%   (3,965)  (89.8)%
  Cost of other fees....       0     0.0 %        0      0.0 %
  Total cost of sales... (22,937)  (44.7)%  (31,325)%  (50.1)%  (15,493)  (52.4)%
                         =======  ========  =======    =======  =======   =======

Note 19. Related Party Transactions

 License agreement with Fernbach Software S.A., Luxembourg

   Effective December 30, 1999, Brokat (licensee) entered into a license agreement with Fernbach Software S.A., Luxembourg (licensor). The purpose of the license agreement is to give Brokat the right to market the computer programs offered by Fernbach. The license is restricted to specific programs up to a value of DM 3.0 million; for each item ordered Brokat will be given a discount of 50% on the list price. In return Brokat made an advance payment for the license fees of DM 3.0 million against which all the deliveries of software by the licensor to Brokat are offset. The agreement has a term of 10 years and can be extended thereafter for a year provided notice of six months is not given.

   The prepaid amount of DM 3.0 has been shown as a current asset even though all purchases under this agreement may not be made during the next twelve months. This prepaid amount will then be recorded as an expense in the respective fiscal year in which the license programs were acquired.

 Transaction Software Technologies, Inc., Atlanta, USA, (TST)

   Before the acquisition date of TST, the Company recognized sales with TST for software licenses of DM 753.0 thousand in the year ended June 30, 1999, and of DM 0 thousand in the years ended June 30, 1998, and 1997.

 MeTechnology Europe GmbH, Dolzig/Leipzig

   MeTechnology Europe GmbH is a 100% subsidiary of MeTechnology AG, Leipzig. Before the acquisition date of MeTechnology AG, the Company recognized sales with MeTechnology Europe GmbH for software licenses of DM 3,000.0 thousand in the year ended June 30, 1999, and of DM 0 thousand in the years ended June 30, 1998, and June 30, 1997.

 Attorneys' office Haver & Mailander

   The attorneys Haver & Mailander resident in Stuttgart regularly work for the Company. The wife of the Chief Executive Officer of the Company works there as a partner. In her capacity as partner of the firm

                             BROKAT INFOSYSTEMS AG

Dr. Rover is not, however, involved in the Brokat engagement. The advisory services charged by the attorneys' office to the Company in the six months ended December 31, 1999, amounted to DM 251.0 thousand, in the year ended June 30, 1999, DM 301.0 thousand, in the year ended June 30, 1998, DM 2.0 thousand and in the year ended June 30, 1997, DM 0 thousand.

 Tax advisory firm RWT Reutlinger Wirtschaftstreuhand GmbH and the related attorneys' office Rechtsanwaltsgesellschaft RWT Anwaltskanzlei GmbH (RWT)

   The RWT resident in Reutlingen regularly work for the Company. The managing partner of RWT is the supervisory board member Dr. Hermann Wundt. The services charged by RWT to the Company in the six months ended December 31, 1999, amounted to DM 53.0 thousand, in the year ended June 30, 1999, DM 351.0 thousand, in the year ended June 30, 1998, DM 62.0 thousand and in the year ended June 30, 1997, DM 88.0 thousand.

   In addition, see Note 11 for debts to shareholders and Note 16 for options granted directly by management shareholders to employees of the Company.

   Management believes that these related party transactions were under terms no less favorable to the Company than those arranged with other parties.

Note 20. Subsequent Events

   In February 2000, the management of Brokat decided to exercise the option to acquire the remaining 74.9% of interest in Fernbach Financial Software S.A., Luxembourg. The option purchase price amounted to DM 35,760.0 thousand and will be met by an issue of Companies shares (see also Note 3).

   The following unaudited pro forma financial information presents results as if the acquisition of TST and MeTechnology AG (see Note 4) had occurred at the beginning of the periods June 30, 1998 and June 30, 1999 and as if the acquisition of Fernbach Financial Software had occurred at the beginning of the periods June 30, 1999, December 31, 1999 and June 30, 2000.

                                June 30,    June 30,   December 31,  June 30,
                                  1998        1999         1999        2000
                               (unaudited) (unaudited) (unaudited)  (unaudited)
                               ----------- ----------- ------------ -----------
                                   (DM in thousands, except per share data)
Pro forma revenue............     39,731      93,738      62,442       90,019
Pro forma net loss...........    (50,721)    (95,195)    (54,829)     (79,572)
Pro forma loss per share
 before extraordinary items..                  (4.14)      (2.03)       (2.85)
Pro forma loss per share.....                  (4.14)      (2.03)       (2.85)

   These pro forma results have been prepared for comparative purposes only and include certain adjustments such as additional amortization expense as a result of goodwill arising from the purchase and interest expense on acquisition debt. The pro forma results are not necessarily indicative of the results of operations which actually would have resulted had the purchase been in effect at the beginning of the respective periods or of future results.

 Acquisition of Blaze Software, Inc. and GemStone Systems, Inc. (unaudited)

   On June 20, 2000 the Company announced the acquisitions of Blaze Software, Inc. and GemStone Systems, Inc. The purchase of Blaze will be made through the issuance of approximately 4.9 million new

                             BROKAT INFOSYSTEMS AG
shares of Brokat AG and is expected to be closed by October 2000. The purchase of GemStone was made through the issuance of 2,648,748 new shares of Brokat AG and closed at August 30, 2000.

Note 21. Additional Local Disclosure Requirements

 Exemption from the duty to prepare consolidated financial statements under German GAAP in accordance with sec. 292 a HGB

   As a listed company the parent company makes use of the option to prepare exempting consolidated financial statements according to international accounting standards as set forth in sec. 292 a HGB.

   In accordance with the interpretation by the German Accounting Standards Committee (GASC) in German Accounting Standard DRS 1 the consolidated financial reporting of the parent company is in line with Directive 83/349/EG.

   Variances to the HGB principles of group financial reporting relate to the capitalization of tax loss carryforwards pursuant to SFAS 109, foreign currency translation (SFAS 52), the measurement of work in process using the percentage-of-completion method (Accounting Research Bulletin No. 45 (ARB) in conjunction with SOP 97-2), the capitalization of costs for internally used software (SOP 98-1), the offsetting of issuing costs against issuing gains without effect on income (SAB 1), the recording of expenses from employee stock options (APB 25) and the amount of purchased goodwill (APB 16).

 Consolidated companies

   The consolidated financial statements of Brokat include all subsidiaries in which the parent company holds an indirect or direct majority of voting rights.

                                                                        Equity
                                                                     December 31,  Net result
                                                                         1999         1999
                                                                      (in local    (in local
                                                      Share  Local   currency, in currency, in
    Name/seat of company                              as %  Currency    '000)        '000)
    --------------------                              ----- -------- ------------ ------------
Brokat Asia Pte. Ltd., Singapore...................   100.0   SGD       (5,981)      (1,339)
Brokat Ltd., Hounslow, United Kingdom .............   100.0   GBP       (2,987)        (772)
Brokat Infosystems Inc., Alpharetta, USA...........   100.0   USD       (9,164)      (3,085)
Brokat Systeme AG, Zurich, Switzerland ............   100.0   CHF       (1,418)        (492)
Brokat Infosystems Ges.m.b.H., Wien, Austria ......   100.0   ATS       (8,726)      (5,195)
GO-Solutions GmbH, Wilhelmshaven...................    51.0    DM          870           54
McTechnology AG, Leipzig...........................   100.0    DM      169,846        3,831
MeTechnology Europe GmbH, Dolzig...................   100.0    DM       (6,689)       3,179
MeTechnology Kft., Budapest, Hungary ..............   100.0   HFT       16,652        7,716
Brokat Financial Systems Inc., Atlanta, USA
 (former: Transaction Software Technologies, Inc.)..  100.0   USD       (2,571)      (1,991)
Brokat Australia Pty Ltd., Sydney, Australia.......   100.0   AUD         (434)        (434)
Brokat Infosystems S.a.r.l., Luxembourg............   100.0   LUF          757          257
GEKA Beteiligungs Aktiengesellschaft,
 Frankfurt a.M. ...................................   100.0    DM           99            0

   Brokat Australia and Brokat Luxembourg were founded in the six months ended December 31, 1999. GEKA Beteiligungs Aktiengesellschaft was acquired in the six months ended December 31, 1999. MeTechnology Europe GmbH, Dolzig/Leipzig, is a subsidiary of MeTechnology AG, Leipzig. MeTechnology

                             BROKAT INFOSYSTEMS AG

Kft., Budapest, Hungary, and GEKA Beteiligungs Aktiengesellschaft are subsidiaries of MeTechnology Europe GmbH, Dolzig/Leipzig.

   For the 100% subsidiaries of Brokat in Singapore, UK, USA, Switzerland, Australia, Austria and Luxembourg, as well as for Go-Solutions GmbH and for MeTechnology Kft. the disclosed net results refer to the six months ended December 31, 1999. For the other subsidiaries the disclosed net results refer to the full financial year 1999.

   The net results of MeTechnology AG and MeTechnology Europe GmbH are material affected by redemption of loans by the former shareholders of MeTechnology AG.

   Brokat's material additional investments are:

                                              Equity
                                           December 31,
                                  Share        1999         Net results 1999
        Name/seat of company      as %  (in Euro, in '000) (in Euro, in '000)
        --------------------      ----- ------------------ ------------------
   Fernbach Financial Software
    S.A., Luxembourg............. 25.1         2,307                (27)
   Fernbach Software S.A.,
    Luxembourg................... 25.1        (1,250)            (1,081)
   Fernbach Software AG, Germany
    ............................. 25.1           106                 43
   Fernbach Software AG,
    Switzerland ................. 25.1          (511)              (200)

   All of the investments were acquired in the six months ended December 31, 1999 (see also Note 3).

 Management Board and power of representation

   Members of the Management Board are:

   Stefan Rover              Spokesman of the Board of Management
   Dr. Boris Anderer         Deputy Spokesman of the Board of Management
   Michael Janssen           Chief Financial Officer

                             Other directorships
                             Supervisory Board:
                             german networker Multimedia AG

   Achim Schlumpberger        Executive Vice President "New Technologies"
   Michael Schumacher         Executive Vice President of the "Financial
   Angelo Maestrini            Systems Division"
                              Chief Operating Officer Field Operations since
                               September 17, 1999

   Total remuneration paid to members of the Management Board in the six months ended December 31, 1999, amounted to DM 770.0 thousand.

   The following were members of the Supervisory Board during the six months ended December 31, 1999:

  Mr. Falk F. Strascheg,      Chairman
   Munich                     General manager and partner of Technologie-
                               holding Venture Capital GmbH

                             BROKAT INFOSYSTEMS AG

                               Other directorships
                               Supervisory Board:
                               BinTec Communications AG
                               EOS AG
                               Ponsit Information Technologies AG
                               Scanla AG Optical Scanning
                               Going Public AG
                               Bank Austria TFV High Tech-Unternehmens Bet.
                                GmbH
                               European Technologies Holding N.V.
                               Advanced European Technologies N.V.
                               Strategic European Technologies N.V.
                               Technologieholding Central&Eastern Europe Fund
                                N.V.
                               Technologieholding Central&Eastern Europe
                                Parallel Fund B.V.
                               Dolphin Associates Informations &
                                Communications Technology Fund for Central and Eastern Europe Oy.

  Dr. Hermann Wundt, Tubingen  Deputy Chairman
                               General manager and shareholder of RWT
                                Anwaltskanzlei GmbH and RWT Reutlinger
                                Wirtschaftstreuhand GmbH
                               Chairman of the management of RWT Gruppe

                               Other directorships
                               Supervisory Board:
                               SOMAT AG

  Mr. Ernst G. Mayer, Pulheim  General manager of Technologie-Beteiligungs-
                                Gesellschaft mbH der Deutschen Ausgleichsbank

                               Other directorships
                               Supervisory Board:
                               Artemedia AG
                               Otogene AG
                               Wavelight AG
                               Consultant:
                               cv cryptovision gmbh

  Prof. Dr. Wolfgang Konig,    University professor
  Frankfurt

                               Other directorships
                               Supervisory Board:
                               Innovative Software AG

  Ms. Angelika Pohlenz,        General secretary ICC Deutschland
  Wiesbaden

  Ms. Maisy Ng, Singapore      until November 18, 1999

  Dr. Peter Page, Ottobrunn    Independent market analyst since November 18,
                                1999

                             BROKAT INFOSYSTEMS AG

                               Other directorships
                               Supervisory Board:
                               AutInform AG
                               ATAMA AG
                               WEB.DE

                               Consultant:
                               i2 Technologies
                               Macros Consult
                               CuraData

   Total remuneration paid to members of the Supervisory Board during the six months ended December 31, 1999, amounted to DM 35.0 thousand.

 Employees

   Personnel expenses included in the Consolidated Statements of Operations are as follows:

                                                               Six Months
                                                   Year Ended    Ended
                                                    June 30,  December 31,
                                                      1999        1999
                                                   ---------- ------------
                                                      (DM in thousands)
                                                    (56,611)    (51,551)
                                                    =======     =======
   thereof non-cash charges associated with stock
    option grants                                   (16,340)    (12,240)
                                                    =======     =======

 Number of salaried employees (annual average)

                                                               Six Months
                                                   Year Ended    Ended
                                                    June 30,  December 31,
                                                      1999        1999
                                                   ---------- ------------
                                                        311         538
                                                    =======     =======

 Income relating to other periods

                                                               Six Months
                                                   Year Ended    Ended
                                                    June 30,  December 31,
                                                      1999        1999
                                                   ---------- ------------
                                                      (DM in thousands)
                                                          0       1,078
                                                    =======     =======

                             BROKAT INFOSYSTEMS AG

DEVELOPMENT OF FIXED ASSETS OF THE GROUP FOR THE SIX MONTHS ENDED DECEMBER 31,
                                     1999

                     Acquisition and Manufacturing Cost            Accumulated Depreciation            Net Book Values
                  ---------------------------------------- ---------------------------------------- ---------------------
                  July 1,                     December 31, July 1,                     December 31, June 30, December 31,
                   1999   Additions Reversals     1999      1999   Additions Reversals     1999       1999       1999
                  ------- --------- --------- ------------ ------- --------- --------- ------------ -------- ------------
                                                             (DM in thousands)
Intangible
assets
Goodwill........  212,948       0    24,062     188,887     3,542   15,249        0       18,792    209,406    170,095
Customer list...    5,324       0         0       5,324       143      532        0          675      5,181      4,649
Software........    2,709     443        28       3,124       635      507       62        1,080      2,074      2,044
                  -------   -----    ------     -------    ------   ------      ---       ------    -------    -------
                  220,980     443    24,090     197,335     4,320   16,288       62       20,547    216,661    176,788
Tangible assets
Computer
equipment,
furnitures and
fixtures........   14,587   3,891       369      18,109     6,264    2,588      245        8,607      8,323      9,502
                  -------   -----    ------     -------    ------   ------      ---       ------    -------    -------
                  235,567   4,334    24,459     215,442    10,584   18,876      307       29,153    224,984    186,290
                  =======   =====    ======     =======    ======   ======      ===       ======    =======    =======
Financial assets
Investment in
associated
companies.......        0   4,155         0       4,155         0       16        0           16          0      4,139
Other long-term
investments.....        0   1,013         0       1,013         0        0        0            0          0      1,013
                  -------   -----    ------     -------    ------   ------      ---       ------    -------    -------
                        0   5,168         0       5,168         0       16        0           16          0      5,152
                  =======   =====    ======     =======    ======   ======      ===       ======    =======    =======

                                   BROKAT AG

                          CONSOLIDATED BALANCE SHEETS

                              AS OF JUNE 30, 2000

                                                         June 30,   December 31,
                                                           2000         1999
                                                        (unaudited)
                                                   Note     TDM         TDM
                                                   ---- ----------- ------------
                                                     (in thousands of Deutsche
                                                            Mark - TDM)
                     ASSETS
Current assets:
 Cash and cash equivalents.......................         163,856        6,963
 Accounts receivable (less allowance for doubtful
  accounts of TDM 3,244 and TDM 1,575 at June 30,
  2000 and December 31, 1999, respectively)......          63,419       36,187
 Cost and estimated earnings in excess of
  billings on uncompleted contracts..............  (3)      2,965        1,965
 Advances on purchase commitments................               0        3,000
 Prepaid expenses and other current assets.......          21,781        6,795
                                                         --------     --------
 Total current assets............................         252,021       54,910
                                                         --------     --------
Property and equipment, at cost
Computer equipment...............................          19,080       12,813
Furniture and fixtures...........................           9,699        5,296
Less: accumulated amortization...................         (14,397)      (8,607)
                                                         --------     --------
                                                           14,382        9,502
                                                         --------     --------
Goodwill.........................................         245,267      188,887
Other intangible assets..........................          10,130        8,448
Less: accumulated amortization...................         (36,627)     (20,547)
                                                         --------     --------
                                                          218,770      176,788
                                                         --------     --------
Investments in associated companies..............               0        4,139
Other long-term investments......................           6,631        1,013
Deferred income taxes............................           4,363        2,333
                                                         --------     --------
 Total Assets....................................         496,167      248,685
                                                         ========     ========

      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Short-term debt to banks........................  (3)        174       42,271
 Other short-term debt...........................               0        5,665
 Accounts payable, trade.........................           8,391        5,043
 Payroll-related accruals........................           8,852        5,296
 Tax-related accruals............................           4,096        2,150
 Billings in excess of cost and estimated
  earnings on uncompleted contracts..............  (3)      5,546        1,818
 Other accrued expenses and current liabilities..          17,217        6,264
 Deferred income.................................           4,853        3,579
 Deferred income taxes...........................           4,025        2,377
                                                         --------     --------
 Total current liabilities.......................          53,154       74,463
                                                         --------     --------
Long-term debt to banks..........................           2,000        2,000
Other long-term debt.............................  (3)    246,596        1,850
                                                         --------     --------
 Total liabilities...............................         301,750       78,313
                                                         --------     --------
 Minority interest...............................             326          426
                                                         --------     --------
Shareholders' equity:                              (3)
 Common Stock....................................          53,416       52,512
 Additional paid-in capital......................         449,336      343,260
 Accumulated deficit.............................        (185,719)    (109,064)
 Deferred compensation...........................        (118,809)    (113,376)
 Accumulated other comprehensive loss............          (4,133)      (3,386)
                                                         --------     --------
 Total shareholders' equity......................         194,091      169,946
                                                         --------     --------
 Total liabilities and shareholders' equity......         496,167      248,685
                                                         ========     ========

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                                   BROKAT AG

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

            FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND JUNE 30, 1999

                                               Six months ended Six months ended
                                                June 30, 2000    June 30, 1999
                                               (unaudited) TDM  (unaudited) TDM
                                               ---------------- ----------------
                                               (in thousands of Deutsche Mark--
                                                             TDM)
Cash flow from Operating Activities:
 Net loss....................................      (76,686)         (25,394)
 Adjustments to reconcile net loss to net
  cash used in operating activities
 Minority interest...........................          (99)             (90)
 Depreciation and amortization...............       19,231            5,720
 Gain on disposal of property and equipment..            0              (2)
 Deferred income taxes.......................         (381)               0
 Non-cash charges associated with stock
  option grants..............................       30,735           10,280
 Changes in operating assets and liabilities:
  Accounts receivable........................      (23,963)         (20,247)
  Net changes in cost and estimated earnings
   in excess of billings.....................        3,823            3,186
  Prepaid expenses and other current assets..      (11,378)             790
  Accounts payable, trade....................        2,676            3,459
  Payroll and tax related accruals...........        2,796            2,050
  Other accrued expenses and liabilities.....        9,613           (3,123)
  Deferred income............................       (1,998)            (319)
                                                   -------          -------
 Net cash used in operating activities.......      (45,631)         (23,690)
                                                   -------          -------
Cash flow from Investing Activities
Acquisitions of intangible assets............       (1,124)          (4,745)
 Purchases of property and equipment.........       (6,607)          (2,694)
 Purchases of investments....................       (5,357)               0
 Acquisitions, net of cash acquired..........        1,132          (29,431)
 Proceeds from sale of property and
  equipment..................................            0              293
                                                   -------          -------
  Net cash used in investing activities......      (11,956)         (36,577)
                                                   -------          -------
Cash Flow from Financing Activities
 Net change in short-term debt...............      (47,761)               0
 Proceeds from debt issuances................      244,744                0
 Proceeds from sale of common stock, net of
  costs......................................       18,244              219
                                                   -------          -------
  Net cash provided by financing activities..      215,227              219
                                                   -------          -------
Effect of Exchange Rate Differences on Cash..         (747)          (1,650)
Increase (Decrease) in Cash and Cash
 Equivalents.................................      156,893          (61,698)
Cash and Cash Equivalents....................        6,963
At the beginning of the period...............                        68,839
                                                   -------          -------
At the end of the period.....................      163,856            7,141
                                                   -------          -------
Supplemental Disclosure of Cash Flow
 Information Cash paid for:
 Interest....................................          867              616
 Income taxes................................            0                0

Supplemental disclosures of non-cash transactions:

   Effective as of May 19, 2000 BROKAT AG exercised its option to acquire the remaining 74.9% of interest in Fernbach Financial Software S.A., Luxembourg through the issuance of 182,838 of the Company's common shares. TDM 148 of incidental acquisitions costs were paid in cash.

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                                   BROKAT AG

                     CONSOLIDATED STATEMENTS OF OPERATIONS

             FOR THE THREE MONTHS ENDED JUNE 30, 2000, AND 1999 AND
                FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 1999

                               Three months ended Three months ended Six months ended
                                    June 30,           June 30,          June 30,     Six months ended
                                      2000               1999              2000           June 30,
                                  (unaudited)        (unaudited)       (unaudited)          1999
                          Note        TDM                TDM               TDM        (unaudited) TDM
                          ---- ------------------ ------------------ ---------------- ----------------
                                              (in thousands of Deutsche Mark--TDM)
Revenues................  (5)          43,247             25,173            81,729           42,816
Cost of Sales (exclusive
of TDM 3,055 TDM 2,222
TDM 9,503 and TDM 3,871
of non-cash charges from
stock option grants in
the three months ended
June 30, 2000 and
June 30, 1999 and the
six months ended
June 30, 2000 and June
30, 1999)...............              (16,966)           (15,462)          (32,870)         (20,954)
                                   ----------         ----------        ----------       ----------
Gross profit............               26,281              9,711            48,859           21,862
                                   ----------         ----------        ----------       ----------
Selling expenses
(exclusive of TDM 3,724
TDM 1,923 TDM 10,489 and
TDM 4,306 of non-cash
charges from stock
option grants in the
three months ended June
30, 2000 and June 30,
1999 and the six months
ended June 30, 2000 and
June 30, 1999)..........              (20,679)           (13,379)          (36,283)         (23,313)
General and
administrative expenses
(exclusive of TDM 1,559
TDM 582 TDM 4,546 and
TDM 1,209 of non-cash
charges from stock
option grants in the
three months ended June
30, 2000 and June 30,
1999 and the six months
ended June 30, 2000 and
June 30, 1999)..........               (8,659)            (4,046)          (15,725)          (6,547)
Research and development
expenses (exclusive of
TDM 2,040 TDM 413 TDM
6,197 and TDM 894 of
non-cash charges from
stock option grants in
the three months ended
June 30, 2000 and June
30, 1999 and the six
months ended June 30,
2000 and June 30,
1999)...................              (11,328)            (2,874)          (21,437)          (4,837)
Amortization of goodwill
and other intangible
assets from
acquisitions............               (8,026)            (4,020)          (15,184)          (4,020)
Non-cash charges
associated with stock
option grants...........              (10,378)            (5,140)          (30,735)         (10,280)
                                   ----------         ----------        ----------       ----------
Total operating
 expenses...............              (59,070)           (29,459)         (119,364)         (48,997)
                                   ----------         ----------        ----------       ----------
Operating loss..........              (32,789)           (19,748)          (70,505)         (27,135)
                                   ----------         ----------        ----------       ----------
Financial Income, net...               (5,582)              (275)           (6,410)              53
Other, net..............               (2,107)             2,156               460            1,711
                                   ----------         ----------        ----------       ----------
Loss before income
 taxes..................              (40,478)           (17,867)          (76,455)         (25,371)
                                   ----------         ----------        ----------       ----------
Income tax benefit
 (expense)..............                   22               (113)             (227)            (113)
Minority interest.......                   36                 59                99               90
Other taxes.............                  (92)                 0              (103)               0
                                   ----------         ----------        ----------       ----------
Net loss................  (4)         (40,512)           (17,921)          (76,686)         (25,394)
                                   ----------         ----------        ----------       ----------
Basic and diluted loss
 per share:
Net loss................                 (1.5)             (0.91)            (2.84)           (1.29)
                                   ----------         ----------        ----------       ----------
Weighted average number
of common shares
outstanding.............           27,083,699         19,694,650        26,966,236       19,694,650

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                                   BROKAT AG

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

   BROKAT AG (formerly: BROKAT Infosystems AG), Stuttgart, Germany, was founded on September 17, 1994. The Company and its subsidiaries develop and market cross-channel software for the integration of existing IT systems and applications into various electronic channels such as Internet, mobile radio or call centers. The Company's main customers are banks and other institutions that offer and process services through electronic channels.

   The accompanying consolidated financial statements, which include the operations of the Company and its wholly-owned subsidiaries, and the financial information included herein are unaudited. However, such information includes all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of management, necessary to fairly state the results of the interim periods. Interim results are not necessarily indicative of results to be expected for the full year. It is suggested that these consolidated financial statements be read in conjunction with the Company's audited consolidated financial statements for the six months ended December 31, 1999, and for the years ended June 30, 1999, 1998 and 1997 and notes thereto.

   All significant intercompany accounts and transactions have been eliminated in consolidation.

2. NET INCOME (LOSS) PER SHARE

   The Company computes earnings per share in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings per share ("SFAS 128"). Basic net income (loss) per share is calculated by dividing net income
(loss) available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share is calculated in the same manner as basic net income (loss) per share except that such computation includes the effects of the Company's outstanding stock options, if dilutive. For the three months ended June 30, 2000, and 1999, and the six months ended June 30, 2000 and 1999 the effects of including outstanding stock options in the diluted net income (loss) per share calculation would have been anti-dilutive. Therefore, options to purchase 2,409,639 shares of common stock for the three and the six months ended June 30, 2000 and 1,204,818 shares of common for the three and the six months ended June 30, 1999, respectively, were not considered in the computation of diluted loss per share for such periods.

3. FINANCIAL STATEMENT COMPONENTS

Cost and estimated earnings on uncompleted contracts

   Costs and estimated earnings on uncompleted contracts and related amounts billed are as follows:

                                                            June
                                                             30,    December 31,
                                                            2000        1999
                                                             TDM        TDM
                                                           -------  ------------
     Costs incurred on uncompleted contracts..............  12,723      5,379
     Estimated earnings...................................  14,840      6,161
                                                           -------    -------
                                                            27,563     11,540
                                                           -------    -------
     Less billings to date................................ (30,144)   (11,393)
                                                               --         --
                                                           -------    -------
                                                            (2,581)       147
                                                           =======    =======

                             BROKAT INFOSYSTEMS AG

   Such amounts are included in the accompanying Consolidated Balance Sheets under the following captions:

                                                        June 30, December 31,
                                                          2000       1999
                                                          TDM        TDM
                                                        -------- ------------
     Cost and estimated earnings in excess of billings
      on uncompleted contracts.........................   2,965      1,965
     Billings in excess of cost and estimated earnings
      on uncompleted contracts.........................  (5,546)    (1,818)
                                                         ------     ------
                                                         (2,581)       147
                                                         ======     ======

  Short-term debt to banks

   At June 30, 2000, the Company had TDM 75,500 (December 31, 1999: TDM 75,500) general purpose lines of credit with several banks. Under the Credit Arrangements, the Company has the option to borrow amounts at various interest rates, payable in Deutsche Mark. Use of the borrowing is unrestricted, with the exception of the borrowings under the line of credit with Deutsche Bank AG, Stuttgart, and the borrowings are unsecured.

   At June 30, 2000, the Company had outstanding debt borrowings under the Credit Arrangements amounting to TDM 174 (December 31, 1999: TDM 42,271).

   The interest rate on short-term borrowings outstanding at June 30, 2000, was between 6.5% and 9.0% (December 31, 1999: between 4.08% and 6.0%).

  Long-Term Debt

   During the first quarter of 2000 the Company issued a total of EURO 125 million in senior notes. The senior notes mature in March 2010. Interest on the notes will accrue form the date of their issuance and be payable in cash at a rate of 11 1/2% per year semiannually in arrears on March 31 and September 30 of each year, commencing September 30, 2000, to holders of record on the immediately preceding March 15 and September 15. The net proceeds of the senior notes were and will be used to repay existing short-term and long-term indebtedness under the bank credit facilities.

   The Company entered into a registration rights agreement relating to the notes. Under this agreement, the Company agreed to file a registration statement on the appropriate form under the United States Securities Act of 1933, as amended (the "Act") with respect to an offer to exchange notes for New Notes registered under the Act with terms substantially identical to those of the Notes. In connection with the exchange offer, application will be made to list the New Notes on the Luxembourg Stock Exchange.

   Under the registration rights agreement, the Company also agreed to pay liquidated damages if (among others) the registration statement required under the registration rights agreement is not filed on or prior to the applicable filing deadline. Liquidated damages will accrue from the date of such default on the principal amount of the notes at a rate of 0.25% per annum for the first 90-day period immediately following the occurrence of such a default, increasing by an additional 0.25% per annum with respect to each subsequent 90-day-period up to a maximum of liquidated damages of 2.0% per annum. On May 25, 2000 the Company filed a registration statement on the F-4 form of the Securities Act relating to the senior notes issued in March 2000. This registration statement was amended on July 19, 2000.

                             BROKAT INFOSYSTEMS AG

  Shareholders' Equity

   On November 7, 1999, the Company passed a resolution to increase capital by issuing 279,573 new shares with an equivalent value of EURO 10 million (TDM 19,558) with Intel Atlantic, Inc., Santa Clara, USA. The Company is entitled to the funds once the capital increase has been entered in the trade register. This has been done as of May 12, 2000.

   In February 2000, the management of BROKAT exercised its option to acquire the remaining 74.9% of interest in Fernbach Financial Software S.A., Luxembourg. The option purchase price amounted to TDM 35,760 and was funded through the issuance of 182,838 of the Company's common shares, effective as of May 19, 2000.

4. COMPREHENSIVE INCOME (LOSS)

   Comprehensive income (loss) is as follows:

                            Three months ended Three months ended Six months ended Six months ended
                              June 30, 2000      June 30, 1999     June 30, 2000    June 30, 1999
                                   TDM                TDM               TDM              TDM
                            ------------------ ------------------ ---------------- ----------------
   Net income (loss).......      (40,512)           (17,921)          (76,686)         (25,394)
   Foreign currency
    translation
    adjustments............        1,081             (1,650)             (747)          (1,650)
   Unrealized gain on
    available for sale
    securities.............            0                  0                36                0
                                 -------            -------           -------          -------
                                 (39,431)           (19,571)          (77,433)         (27,044)
                                 =======            =======           =======          =======

5. SEGMENT INFORMATION

   The Company is managed as one business segment. The number of business segments may expand as the Company introduces new products or services or expands into different markets.

   The external revenues by product group break down as follows:

                            Three months ended Three months ended Six months ended Six months ended
                              June 30, 2000      June 30, 1999     June 30, 2000    June 30, 1999
                                   TDM                TDM               TDM              TDM
                            ------------------ ------------------ ---------------- ----------------
   License revenues........       19,528              6,450            38,499           15,598
   Professional services...       18,365              6,797            31,094           12,275
   Customer support........        4,945              1,752             8,891            3,440
   Income from the sale of
    hardware...............          406             10,118             3,207           11,447
   Other...................            3                 56                38               56
                                  ------             ------            ------           ------
                                  43,247             25,173            81,729           42,816
                                  ======             ======            ======           ======

6. ACQUISITIONS

   On June 20, 2000 the Company announced the acquisitions of Blaze Software, Inc. and Gemstone Systems, Inc. The purchase of Blaze will be made through the issuance of approximately 4.9 million new shares of BROKAT AG and is expected to be closed by October 2000. The estimated value of consideration issued is DM 1,145 Mio.

                             BROKAT INFOSYSTEMS AG

   The purchase of Gemstone will be made through the issuance of approximately
2.4 Million new shares of BROKAT AG and is expected to be closed by September 2000. The estimated value of consideration issued is DM 554 Mio.

   The issuance of new shares is possible only after the corresponding increase of the Company's common stock, that is, the date on which the increase of common stock is registered with the Trade Register. This registration has not been completed as of June 30, 2000.

   On June 28, 2000 Brokat entered into a definitive agreement with MyAlert.com S.A., Madrid, Spain, to participate in an increase of share capital. Brokat will eventually purchase 1,365 shares by paying TDM 2,199 and by a contribution in kind of 96,149 new shares of Brokat. The agreed estimated value of consideration issued is TDM 26,329. As of June 30, 2000 the deal was not consummated. It is expected to close in the 3rd quarter of 2000.

   MyAlert has been a customer of Brokat AG with purchases of DM 8.1 Mio. in the 6 months ended June 30, 2000 and DM 0.0 in the comparable period in the prior year.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

   To Transaction Software Technologies, Inc.:

   We have audited the accompanying consolidated balance sheets of Transaction Software Technologies, Inc. (a Georgia corporation) and subsidiary as of September 30, 1998 and 1997 and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transaction Software Technologies, Inc. and subsidiary as of September 30, 1998 and 1997 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

   Arthur Andersen LLP
   Atlanta, Georgia
   January 21, 2000

                    TRANSACTION SOFTWARE TECHNOLOGIES, INC.
                                 AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                          SEPTEMBER 30, 1998 AND 1997

   Assets                                                  1998        1997
   ------                                                  ----        ----
   Current assets:
    Cash and cash equivalents.......................... $  720,111  $  617,675
    Accounts receivable, net of allowance for doubtful
     accounts of $121,349 and $134,188 in 1998 and
     1997, respectively................................  1,092,139   1,232,698
    Prepaid expenses...................................     43,839      11,322
                                                        ----------  ----------
     Total current assets..............................  1,856,089   1,861,695
                                                        ----------  ----------
   Property and equipment:
    Computer equipment.................................    978,094     901,004
    Office furniture...................................    110,789     100,547
                                                        ----------  ----------
                                                         1,088,883   1,001,551
    Less accumulated depreciation......................   (813,830)   (674,767)
                                                        ----------  ----------
     Property and equipment, net.......................    275,053     326,784
                                                        ----------  ----------
     Total assets...................................... $2,131,142  $2,188,479
                                                        ==========  ==========
   Liabilities and shareholders' equity                    1998        1997
   ------------------------------------                    ----        ----
   Current liabilities:
    Accounts payable................................... $   62,827  $   17,725
    Accrued expenses...................................    106,666     178,035
    Accrued income taxes...............................     19,447           0
    Deferred income taxes..............................    322,700     334,924
    Current maturities of notes payable................    290,518      85,121
    Deferred revenue...................................    594,828     642,361
                                                        ----------  ----------
     Total current liabilities.........................  1,396,986   1,258,166
                                                        ----------  ----------
   Long-term liabilities:
    Notes payable, less current portion................     29,816     280,074
    Deferred income taxes..............................     29,100       5,605
                                                        ----------  ----------
     Total long-term liabilities.......................     58,916     285,679
                                                        ----------  ----------
   Commitments and contingencies (Note 6)
   Shareholders' equity:
    Common stock, $1 par value; 10,000 shares
     authorized; 600 shares issued and outstanding in
     1998 and 1997.....................................        600         600
    Additional paid-in capital.........................     18,960      18,960
    Retained earnings..................................    655,680     625,074
                                                        ----------  ----------
     Total shareholders' equity........................    675,240     644,634
                                                        ----------  ----------
     Total liabilities and shareholders' equity........ $2,131,142  $2,188,479
                                                        ==========  ==========

     The accompanying notes are an integral part of these consolidated balance sheets.

                    TRANSACTION SOFTWARE TECHNOLOGIES, INC.
                                 AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE YEARS ENDED SEPTEMBER 30, 1998 AND 1997

                                                           1998        1997
                                                        ----------  ----------
   Revenue:
    Contract revenue................................... $3,312,163  $2,843,150
    Service revenue....................................  1,186,715   1,053,792
                                                        ----------  ----------
    Total revenue......................................  4,498,878   3,896,942
                                                        ----------  ----------
   Operating expenses:
    Cost of services...................................  1,500,410   1,427,210
    General and administrative.........................    418,740     281,205
    Sales and marketing................................    632,099     625,248
    Research and development...........................  1,841,363   1,873,673
                                                        ----------  ----------
    Total operating expenses...........................  4,392,612   4,207,336
                                                        ----------  ----------
   Operating income....................................    106,266    (310,394)
   Other income (expense):
    Investment income..................................     24,346      14,534
    Interest expense...................................    (12,936)    (16,608)
                                                        ----------  ----------
   Income before income taxes..........................    117,676    (312,468)
   Provision (benefit) for income taxes (Note 5).......     47,070    (124,987)
                                                        ----------  ----------
   Net income (loss)................................... $   70,606  $ (187,481)
                                                        ==========  ==========
   Net income (loss) per share:
    Basic.............................................. $   117.68  $  (312.47)
                                                        ==========  ==========
    Diluted............................................ $   117.68  $  (312.47)
                                                        ==========  ==========
   Weighted average shares:
    Basic..............................................        600         600
                                                        ==========  ==========
    Diluted............................................        600         600
                                                        ==========  ==========




 The accompanying notes are an integral part of these consolidated statements.

                    TRANSACTION SOFTWARE TECHNOLOGIES, INC.
                                 AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                FOR THE YEARS ENDED SEPTEMBER 30, 1998 AND 1997

                             Common Stock  Additional               Total
                             -------------  Paid-in   Retained  Shareholders'
                             Shares Amount  Capital   Earnings     Equity
                             ------ ------ ---------- --------  -------------
   Balance, September 30,
    1996....................  600    $600   $18,960   $842,555    $862,115
    Net loss................                      0   (187,481)   (187,481)
    Dividends on common
     stock..................                      0    (30,000)    (30,000)
                              ---    ----   -------   --------    --------
   Balance, September 30,
    1997....................  600     600    18,960    625,074     644,634
    Net income..............                      0     70,606      70,606
    Dividends on common
     stock..................                      0    (40,000)    (40,000)
                              ---    ----   -------   --------    --------
   Balance, September 30,
    1998....................  600    $600   $18,960   $655,680    $675,240
                              ===    ====   =======   ========    ========







         The accompanying notes are an integral part of these consolidated statements.

                    TRANSACTION SOFTWARE TECHNOLOGIES, INC.
                                 AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED SEPTEMBER 30, 1998 AND 1997

                                                             1998      1997
                                                           --------  ---------
Cash flows from operating activities:
 Net income (loss)........................................ $ 70,606  $(187,481)
 Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Depreciation............................................  139,063    142,481
  Deferred income taxes...................................   11,271    331,933
 Changes in operating assets and liabilities:
  Accounts receivable.....................................  140,559   (415,533)
  Other current assets....................................  (32,517)     4,145
  Accounts payable........................................   45,102    (37,093)
  Accrued expenses........................................  (51,922)   161,350
  Deferred revenues.......................................  (47,533)   284,171
                                                           --------  ---------
 Cash provided by operating activities....................  274,629    283,973
                                                           --------  ---------
Cash flows from investing activities:
 Purchases of equipment and furniture.....................  (87,332)  (136,257)
                                                           --------  ---------
Cash flows from financing activities:
 Proceeds from issuance of notes payable..................   22,500    245,000
 Principal payments on notes payable......................  (67,361)   (79,425)
 Dividends paid...........................................  (40,000)   (30,000)
                                                           --------  ---------
 Cash provided by (used in) financing activities..........  (84,861)   135,575
                                                           --------  ---------
Change in cash and cash equivalents.......................  102,436    283,291
Cash and cash equivalents, beginning of year..............  617,675    334,384
                                                           --------  ---------
Cash and cash equivalents, end of year.................... $720,111  $ 617,675
                                                           ========  =========
Supplemental disclosure of cash flow information:
 Cash paid for interest................................... $ 12,936  $  16,608
                                                           ========  =========
 Cash paid for taxes...................................... $  7,315  $     944
                                                           ========  =========




 The accompanying notes are an integral part of these consolidated statements.

                    TRANSACTION SOFTWARE TECHNOLOGIES, INC.
                                 AND SUBSIDIARY

                         NOTES TO FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1998 AND 1997

1. Nature of business

   Transaction Software Technologies, Inc. (the "Company") creates, markets, licenses, installs, and services various software products that allow financial institutions to conduct electronic commerce with their corporate clients through dial-up services or over the Internet. The Company's wholly owned subsidiary, Transoft Services, Inc. ("TSI"), provides related consulting services.

2. Summary of significant accounting policies

Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and TSI. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

   The Company considers all highly liquid investments purchased with an original maturity of three months or less to be the equivalent of cash for the purpose of balance sheet and statement of cash flows presentation. Cash equivalents, which consist primarily of money market accounts, are carried at cost which approximates fair market value.

Property and Equipment

   Property and equipment which primarily consists of computer equipment and furniture and fixtures, are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the various classes of property, which are three to five years for all computer equipment, and five to seven years for all furniture and fixtures. Depreciation expense for the years ended September 30, 1998 and 1997 was $139,063 and $142,481, respectively.

   Expenditures for maintenance and repairs are charged to expense as incurred, and the costs of renewals and betterments are capitalized. Costs and the related accumulated depreciation of assets sold or retired are removed from the respective accounts. Any resulting gain or loss is reflected in the consolidated statements of operations.

   During 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 established accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used for long-lived assets and certain identifiable intangibles to be disposed of. The Company reviews its long-lived assets consisting of property and equipment for impairment at each balance sheet date or whenever events or changes in circumstances indicate that the carrying amount of an asset should be assessed. An impairment is recognized when the undiscounted future cash flows estimated to be generated by the assets are not sufficient to recover the unamortized balance of the assets. In such event, an impairment loss is recorded for the difference between the fair value of the asset

                    TRANSACTION SOFTWARE TECHNOLOGIES, INC.
                                 AND SUBSIDIARY

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

(based on discounted cash flows) and its carrying amount. Management believes that the long-lived assets in the accompanying balance sheets are appropriately valued.

Revenue Recognition

 Contract Revenue

   Revenue from fixed price contracts is recognized using the percentage of completion method measured by the cost to cost method. Contract costs include direct labor, combined with allocations of operational overhead, and other direct costs. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job conditions resulting in changes to estimated profitability may result in revisions to costs and revenue and are recognized in the period in which the revisions are determined.

 Services Revenue

   Revenue from consulting services is recognized as the service is performed. Maintenance revenue is deferred and recognized ratably over the term of the maintenance agreement, which is typically 12 months.

Product Development Costs

   Costs incurred to establish the technological feasibility of computer software products are included in research and development expense and are charged to expense as incurred. The Company capitalizes costs incurred between the point of establishing technological feasibility and general release when such costs are material. As of September 30, 1998 and 1997, the Company has no capitalized computer software development costs.

Income Taxes

   The company utilizes the liability method of accounting for income taxes, as set forth in SFAS No. 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are determined based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Fair Values of Financial Instruments

   The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, notes payable, and other short-term assets and liabilities. The fair value of the Company's long-term debt is estimated based on the current rates offered to the Company for debt of similar terms and maturities. Under this method, the Company's fair value of long-term debt was not significantly different than the stated value at September 30, 1998 and 1997. Based on the short-term nature or variable interest rates of the remaining financial instruments, the estimated fair market values of the Company's financial instruments approximate their carrying values at September 30, 1998 and 1997.

Concentrations of Business and Credit Risk

   Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. Accounts receivable represent trade receivables and are unsecured. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral to support customer receivables.

                    TRANSACTION SOFTWARE TECHNOLOGIES, INC.
                                 AND SUBSIDIARY

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

   The Company's clients operate within the financial services industry, and a significant portion of the Company's revenues is derived from a limited number of clients. During the years ended September 30, 1998 and 1997, the following clients individually accounted for more than 10% of the Company's revenue:

                                               1998  1997
                                               ----  ----
            Client A..........................  21%   27%
            Client B..........................  12%   13%
            Client C..........................  11%    *
            Client D..........................  12%    *

--------
*Accounted for less than 10% of total revenues for the period indicated. At September 30, 1998, 15% of the Company's accounts receivable related to Client A and the remaining three clients make up 20%.

Net income (loss) per share

   The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share" for all periods presented. This statement replaces previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share exclude any dilutive effect of options and convertible securities. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common stock outstanding during the period. Diluted net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common stock and dilutive stock equivalents outstanding during the period. The following table sets forth the computation of basic and diluted net income (loss) per share.

                                                              1998     1997
                                                             ------- ---------
   Numerator:
     Net income (loss)...................................... $70,606 $(187,481)
                                                             ======= =========
   Denominator:
     Weighted average shares outstanding--Basic ............     600       600
     Weighted average shares outstanding--Diluted...........     600       600

Recent Accounting Pronouncements

   In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and disclosing comprehensive income and its components. Comprehensive income is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. In addition to net income, SFAS No. 130 requires the reporting of other comprehensive income, defined as revenues, expenses, gains, and losses that under generally accepted accounting principles are not included in net income. As of September 30, 1998, the Company had no items of other comprehensive income.

   The Financial Accounting Standards Board ("FASB") recently issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which requires that companies recognize all derivatives as either assets or liabilities in the balance sheet at fair value. Under this statement, accounting for changes in fair value of a derivative depends on its intended use and designation. In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB

                    TRANSACTION SOFTWARE TECHNOLOGIES, INC.
                                 AND SUBSIDIARY

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

Statement No. 133" ("SFAS 137"). SFAS 137 amends the effective date of SFAS
133. SFAS 133 will now be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS No. 133 is not to be applied retroactively to financial statements of prior periods. The Company expects no material impact on its results of operations, comprehensive income or financial position as a result of the adoption of SFAS No. 133.

   In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Under SOP 98-1, computer software costs incurred in the preliminary project stage are expensed as incurred. Additional, specified upgrades and enhancements may be capitalized; however, external costs related to maintenance, unspecified upgrades, and enhancements should be recognized as expense over the contract period on a systematic basis. Internal costs incurred for maintenance should be expensed as incurred. In the opinion of management, the adoption of SOP 98-1 will not have a material effect on the consolidated financial statements of the Company.

3. Notes Payable

   Notes payable consist of the following at September 30, 1998 and 1997:

                                                               1998     1997
                                                             -------- --------
   Note payable to vendor, noninterest-bearing, principal
    balance due in six equal monthly installments beginning
    December 22, 1998....................................... $232,500 $210,000
   Note payable to bank, interest at 8.7%, principal and
    interest payable in monthly installments of $2,895
    through December 1999; secured by computer equipment....   41,137   70,781
   Note payable to bank, interest at 7.8%, principal and
    interest payable in monthly installments of $1,212
    through January 2001; secured by computer equipment.....   30,954   42,494
   Note payable to bank, interest at 8.75%, principal and
    interest payable in monthly installments of $1,108
    through December 1999; secured by computer equipment....   15,743   27,127
   Equipment loan, interest at 6.5%, principal and interest
    payable in monthly installments of $2,989 through
    February 1998...........................................        0   14,793
                                                             -------- --------
                                                              320,334  365,195
   Less current portion.....................................  290,518   85,121
                                                             -------- --------
                                                             $ 29,816 $280,074
                                                             ======== ========

   Following are maturities of notes payable as of September 30, 1998:

            1999................................ $290,518
            2000................................   26,831
            2001................................    2,985
                                                 --------
                                                 $320,334
                                                 ========

4. Shareholders' Equity

   During the years ended September 30, 1998 and 1997, the board of directors declared dividends on common stock. The Company paid dividends in the amount of $66.67 and $50 per share during the years ended September 30, 1998 and 1997, respectively.

                    TRANSACTION SOFTWARE TECHNOLOGIES, INC.
                                 AND SUBSIDIARY

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

5. Income Taxes

   Income tax expense for the years ended September 30, 1998 and 1997 consisted of the following:

                                                              1998     1997
                                                            -------- ---------
   Current income tax provision ........................... $ 42,562 $   7,786
   Deferred income tax provision (benefit).................    4,508  (132,773)
                                                            -------- ---------
                                                            $ 47,070 $(124,987)
                                                            ======== =========

   The following is a summary of the items which resulted in recorded income tax provision to differ from taxes computed using the statutory federal income tax rate for the years ended September 30, 1997 and 1998:

                                                                    1998  1997
                                                                    ----  ----
   Statutory federal income tax rate............................... 34.0% 34.0%
   Effect of:
      State income tax.............................................  6.0   6.0
                                                                    ----  ----
   Pro forma income taxes.......................................... 40.0% 40.0%
                                                                    ====  ====

   All net income (loss) before taxes was derived in the United States.

   The components of the deferred tax liabilities as of September 30, 1998 and 1997 are as follows:

                                                               1998     1997
                                                             -------- --------
   Current:
    Accrual basis financial statement income in excess of
     cash basis taxable income.............................. $322,700 $334,924
                                                             ======== ========
   Long-term:
    Depreciation............................................ $ 29,100 $  5,605
                                                             ======== ========

6. Commitments and Contingencies

Legal Proceedings

   The Company is not currently a party to any material legal proceedings. From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of business. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. In addition, the Company, from time to time, may become a party to legal or administrative proceedings or arbitration that arise in the ordinary course of business.

Operating Leases

   The Company leases its office facilities and other equipment under noncancelable operating lease agreements which expire on various dates through November 1999. The Company recorded lease expense of approximately $98,600 and $101,500 for the years ended September 30, 1998 and 1997, respectively, related to these leases.

                    TRANSACTION SOFTWARE TECHNOLOGIES, INC.
                                 AND SUBSIDIARY

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

   Minimum future payments under noncancelable operating leases as of September 30 are as follows:

            1999................................. $79,980
            2000.................................  19,995
                                                  -------
                                                  $99,975
                                                  =======

7.  Retirement Plan

   Effective May 1, 1993, the Company adopted a 401(k) retirement plan (the "Plan") covering substantially all employees. The Plan provides for discretionary employer matching contributions. The Company contributed approximately $44,500 and $18,500 during the years ended September 30, 1998 and 1997, respectively. These amounts have been recorded as general and administrative expenses.

8.  Subsequent event (unaudited)

   Effective May 10, 1999, BROKAT Infosystems AG ("BROKAT"), a German company, acquired substantially all of the assets of the Company under the terms of a stock purchase agreement. The purchase price was approximately $18.6 million and is being accounted for by BROKAT under the purchase method of accounting.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of ESD Vermogensverwaltungsgesellschaft mbH:

   We have audited the accompanying consolidated balance sheets of ESD Vermogensverwaltungsgesellschaft mbH and subsidiaries (the "Company") as of December 31, 1997 and the related consolidated statements of operations, cash flows and shareholders' equity for the year then ended. These consolidated financial statements, which have been prepared in compliance with German commercial law, are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

   We conducted our audits in accordance with generally accepted auditing standards in Germany which are substantially consistent with those standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ESD Vermogensverwaltungsgesellschaft mbH and subsidiaries as of December 31, 1997 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles in Germany.

   Accounting practices used by ESD Vermogensverwaltungsgesellschaft mbH in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles in Germany but do not conform with accounting principles generally accepted in the United States (US GAAP). A description of these differences and a complete reconciliation of consolidated net income and shareholders' equity to US GAAP are set forth in Note V.

                                                      Arthur Andersen
                                              Wirtschaftsprufungsgesellschaft
                                              Steuerberatungsgesellschaft mbH

Stuttgart, Germany                             Dr. Schmidt          Baierl
March 10, 2000                              Wirtschaftsprufer Wirtschaftsprufer

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of MeTechnology Aktiengesellschaft:

   We have audited the accompanying consolidated balance sheets of MeTechnology Aktiengesellschaft and subsidiaries (the "Company") as of December 31, 1998 and the related consolidated statements of operations, cash flows and shareholders' equity for the year then ended. These consolidated financial statements, which have been prepared in compliance with German commercial law, are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

   We conducted our audits in accordance with generally accepted auditing standards in Germany which are substantially consistent with those standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MeTechnology Aktiengesellschaft and subsidiaries as of December 31, 1998 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles in Germany.

   Accounting practices used by MeTechnology Aktiengesellschaft in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles in Germany but do not conform with accounting principles generally accepted in the United States (US GAAP). A description of these differences and a complete reconciliation of consolidated net income and shareholders' equity to US GAAP are set forth in Note V.

                                                      Arthur Andersen
                                              Wirtschaftsprufungsgesellschaft
                                              Steuerberatungsgesellschaft mbH

Stuttgart, Germany                             Dr. Schmidt          Baierl
March 10, 2000                              Wirtschaftsprufer Wirtschaftsprufer

                        METECHNOLOGY AKTIENGESELLSCHAFT
              PRIOR YEAR: ESD VERMOGENSVERWALTUNGSGESELLSCHAFT MBH

                          CONSOLIDATED BALANCE SHEETS

                                                     December 31, December 31,
                                                         1998         1997
                                                     ------------ ------------
                                                             (DM in thousands)
ASSETS
FIXED ASSETS
 Intangible assets
  Software..........................................        94           28
                                                        ------       ------
 Property, plant and equipment
  Buildings on third party land.....................        30           16
  Other equipment, factory and office equipment.....       832          428
                                                        ------       ------
                                                           862          444
                                                        ------       ------
                                                           956          472
                                                        ------       ------
CURRENT ASSETS
 Inventories
  Raw materials, consumables and supplies...........        47           74
  Work in process...................................       719          263
                                                        ------       ------
                                                           766          337
                                                        ------       ------
 Receivables and other assets
  Trade receivables.................................     2,275          170
  Other assets......................................       588          117
                                                        ------       ------
                                                         2,863          287
                                                        ------       ------
 Other securities...................................         0        1,869
 Cash, bank balances................................       808        1,454
                                                        ------       ------
                                                           808        3,323
                                                        ------       ------
                                                         4,437        3,947
                                                        ------       ------
PREPAID ASSETS......................................        10           73
                                                        ------       ------
ACCUMULATED DEFICIT FOR THE YEAR NOT COVERED BY
 EQUITY.............................................    15,046        8,175
                                                        ------       ------
                                                        20,449       12,667
                                                        ======       ======
EQUITY AND LIABILITIES
EQUITY
 Common Stock.......................................     1,000
 GmbH capital.......................................                    150
 Additional paid-in capital.........................       417        1,000
 Accumulated deficit covered by equity..............    (1,417)      (1,150)
                                                        ------       ------
                                                             0            0
                                                        ------       ------
CONTRIBUTIONS FROM SILENT PARTNERS
SUBORDINATED LOANS
 Contributions from silent partners.................     9,950        8,000
 Subordinated loans.................................     3,530        3,530
                                                        ------       ------
                                                        13,480       11,530
                                                        ------       ------
ACCRUALS
 Other accruals.....................................       939          231
                                                        ------       ------
LIABILITIES
 Convertible bonds..................................     3,352            0
 Liabilities to banks...............................       750            8
 Payments received on account of orders.............       513          262
 Trade payables.....................................       916          201
 Other liabilities..................................       460          435
                                                        ------       ------
                                                         5,991          906
                                                        ------       ------
DEFERRED INCOME.....................................        39            0
                                                        ------       ------
                                                        20,449       12,667
                                                        ======       ======

    The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                        METECHNOLOGY AKTIENGESELLSCHAFT
              PRIOR YEAR: ESD VERMOGENSVERWALTUNGSGESELLSCHAFT MBH

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                     Year ended December 31,
                                                     -------------------------
                                                         1998         1997
                                                     ------------  -----------
                                                        (DM in thousands)
Revenue.............................................        4,870        1,965
Increase (decrease) in inventories..................          456          (25)
Other operating income..............................          240           84
Cost of materials
  Cost of raw materials, consumables and supplies
   and for purchased goods..........................         (238)         (88)
  Cost of purchased services........................         (407)        (210)
Personnel expenses
  Wages and salaries................................       (5,481)      (2,953)
  Social security and other pension payments........       (1,004)        (554)
  -- thereof for pensions TDM 22 (prior year: TDM
   20)
Depreciation on intangible assets, and property,
 plant and equipment................................         (486)        (177)
Other operating expenses............................       (4,794)      (2,579)
Interest and similar income.........................           42          136
Interest and similar expenses.......................         (309)        (281)
                                                     ------------  -----------
Loss before taxes...................................       (7,111)      (4,682)
                                                     ------------  -----------
Income tax benefit..................................            0            1
Other taxes.........................................          (27)          (1)
                                                     ------------  -----------
Consolidated net loss...............................       (7,138)      (4,682)
                                                     ------------  -----------
Accumulated deficit, beginning of year..............       (9,325)      (4,643)
                                                     ------------  -----------
Accumulated deficit, end of year....................      (16,463)      (9,325)
                                                     ============  ===========
                                                          DM
                                                     ------------
Loss per share......................................       (35.69)


  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                        METECHNOLOGY AKTIENGESELLSCHAFT
              PRIOR YEAR: ESD VERMOGENSVERWALTUNGSGESELLSCHAFT MBH

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                          Common Stock
                         --------------
                                                Additional                Total
                                         GmbH    Paid in   Accumulated Shareholders Comprehensive
                         Shares  Amount Capital  Capital      loss        Equity    Income (Loss)
                         ------- ------ ------- ---------- ----------- ------------ -------------
                                                        (DM in thousands)
As of December 31,
 1996...................       0     0    150     1,000       (4,643)     (3,493)
Net loss for the year...       0     0      0         0       (4,682)     (4,682)      (4,682)
                                                                                       ------
Comprehensive Loss......       0     0      0         0            0           0       (4,682)
                         ------- -----   ----     -----      -------     -------       ------
As of December 31,
 1997...................       0     0    150     1,000       (9,325)     (8,175)
                         ------- -----   ----     -----      -------     -------
Foundation of
 MeTechnology AG........  20,000   100      0         0            0         100
Contribution in kind
 GmbH................... 180,000   900   (150)     (750)           0           0
Recognition of discount
 on convertible bond....       0     0      0       167            0         167
Net loss for the year...       0     0      0         0       (7,138)     (7,138)      (7,138)
                                                                                       ------
Comprehensive Loss......       0     0      0         0            0           0       (7,138)
                         ------- -----   ----     -----      -------     -------       ======
As of December 31,
 1998................... 200,000 1,000      0       417      (16,463)    (15,046)
                         ======= =====   ====     =====      =======     =======



  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                        METECHNOLOGY AKTIENGESELLSCHAFT
              PRIOR YEAR: ESD VERMOGENSVERWALTUNGSGESELLSCHAFT MBH

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                Year ended
                                                               December 31,
                                                               --------------
                                                                1998    1997
                                                               ------  ------
                                                                  (DM in
                                                                thousands)
Cash flow from Operating Activities
Net loss...................................................... (7,138) (4,682)
Adjustments to reconcile net loss to net cash used in operat-
 ing activities
 Accretion of interest expense on noninterest bearing debt....     19       0
 Depreciation and amortization................................    486     177
 Changes in trade receivables................................. (2,105)    265
 Changes in inventories.......................................   (429)    (44)
 Changes in prepaid expenses and other current assets.........   (408)   (121)
 Changes in trade payables....................................    715    (122)
 Changes in other accruals....................................    708     137
 Changes in liabilities.......................................    315     (94)
                                                               ------  ------
  Net cash used in operating activities....................... (7,837) (4,484)
                                                               ------  ------
Cash flow from Investing Activities
 Acquisitions of intangible assets............................    (90)    (29)
 Purchases of property and equipment..........................   (880)   (296)
 Proceeds from sale of property and equipment.................      0      36
                                                               ------  ------
  Net cash used in investing activities.......................   (970)   (289)
                                                               ------  ------
Cash flow from Financing Activities
 Net change in short-term bank debt...........................    742       8
 Changes in securities classified as current assets...........  1,869  (1,869)
 Long-term borrowings.........................................  5,450     130
 Issuances of share capital...................................    100       0
                                                               ------  ------
  Net cash provided (used) by financing activities............  8,161  (1,731)
                                                               ------  ------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..............   (646) (6,504)
 CASH AND CASH EQUIVALENTS
  At the beginning of the period..............................  1,454   7,958
                                                               ------  ------
  At the end of the period....................................    808   1,454
                                                               ======  ======
Supplemental Disclosure of Cash Flow Information
 Cash paid for:
 Interest.....................................................    366     205
 Taxes........................................................     27       1
                                                               ------  ------
                                                                  393     206
                                                               ======  ======

    The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                        METECHNOLOGY AKTIENGESELLSCHAFT
              PRIOR YEAR: ESD VERMOGENSVERWALTUNGSGESELLSCHAFT MBH

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(I)GENERAL DISCLOSURES

   The consolidated financial statements of MeTechnology Aktiengesellschaft, Leipzig, for the year ended December 31, 1998 and ESD Vermogensverwaltungsgesellschaft mbH, Munchen, for the year ended December 31, 1997 have been prepared in thousands of Deutsche Mark (TDM) in accordance with the 3rd book of the German Commercial Code (HGB). The income statement has been prepared according to the method of total costs.

   To improve clarity individual items of the consolidated balance sheet and consolidated income statement have been combined. These items are disclosed separately in the notes to the financial statements.

   To further improve clarity, the items in the consolidated balance sheet and consolidated income statement have not been numbered.

(II)CONSOLIDATION GROUP

   For the financial year 1997 the consolidated financial statements comprise the parent company ESD Vermogensverwaltungsgesellschaft mbH, Munchen (ESD-VV), and ESD Information Technology Entwicklungsgesellschaft mbH, Dolzig (ESD-IT), as a 100 % subsidiary. The first-time consolidation at the time of acquisition in 1994 was performed according to the revaluation method in accordance with sec. 301 (1) no. 2 HGB (German Commercial Code). The purchase price of ESD-IT and the equity being taken over amounted to TDM 50 so that a goodwill did not arise at the time of first-time consolidation.

   By a merger agreement certified by a notary public and signed July 13, 1998, ESD-IT was retroactively merged into ESD-VV as of January 1, 1998. At a shareholders' meeting on the same day, ESD-VV was renamed MeTechnology Europe GmbH (Me GmbH) and the statutory seat moved from Munchen to Bienitz. At the time of the merger the accounts of ESD-IT and EDS-VV were combined using their historical cost bases, as this merger represents a reorganization of entities under common control.

   MeTechnology Aktiengesellschaft with statutory seat in Leipzig (Me AG) was founded on June 26, 1998, as a holding company with common stock of TDM 100. By contract certified by a notary public dated October 21, 1998 the common stock of Me AG was increased by a contribution in kind of all shares in Me GmbH to Me AG.

   As of December 31, 1998, the consolidated financial statements of Me AG thus contain the parent company and Me GmbH as a wholly owned subsidiary. The shareholders of the two companies were identical at the time of the contribution of Me GmbH into Me AG and held the identical percentage interests in the two companies (common ownership). Accordingly, the contribution of Me GmbH into Me AG has also been reflected as a reorganization of entities under common control, and was accounted for using the historical cost bases of the combining entities. Due to the fact that the two groups are actually identical for economic purposes and in order to make the consolidated financial statements for the years 1997 and 1998 comparable, the consolidation was prepared as if the new structure had been started at January 1, 1998.

   In 1997, the shares in Yellowstar Gesellschaft fur Softwarevertrieb und Marketing mbH, Haar, a 100 % subsidiary of ESD-VV, were sold. This company was not included in the consolidated financial statements of ESD-VV in 1997 in accordance with sec. 296 (1) no. 2 and 3 HGB.

   On August 19, 1998, Me AG as sole shareholder founded MeTechnology Ltd., UK, with common stock of GBP 100. During 1998, MeTechnology Ltd., UK, was a non-operating legal entity. In accordance with sec. 296 (2) HGB, MeTechnology Ltd., UK, has not been included in the consolidation group due to immateriality.

   The shareholdings of ESD-VV and Me AG are included in Note (VI)(2).

                        METECHNOLOGY AKTIENGESELLSCHAFT
              PRIOR YEAR: ESD VERMOGENSVERWALTUNGSGESELLSCHAFT MBH

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

(III) PRINCIPLES OF CONSOLIDATION

   In 1997, the capital consolidation of ESD-VV and ESD-IT under local (German) GAAP was performed according to the revaluation method pursuant to sec. 301 (1) no. 2 HGB by offsetting the acquisition cost against the pro rata equity of the consolidated subsidiary at the time of acquisition in 1994, retroactively.

   Capital consolidation of Me AG and Me GmbH under local (German) GAAP was performed according to the pooling-of-interests method pursuant to sec. 302 (1) HGB. Consequently, the difference of TDM 750 between common stock issued by Me AG of TDM 900 and GmbH capital contributed in return of TDM 150 was offset against additional paid-in capital in accordance with sec. 302 (2) HGB.

   Intercompany results, intercompany sales, expenses and income as well as intercompany receivables and liabilities between the consolidated companies have been eliminated. There were no intercompany profits as of the closing date.

(IV) SIGNIFICANT ACCOUNTING AND VALUATION METHODS, CURRENCY TRANSLATION

   The financial statements of the consolidated group companies were prepared according to uniform accounting and valuation methods.

   Intangible assets, where acquired for a consideration, are capitalized at acquisition cost and subject to scheduled depreciation. Intangible assets are written off using the straight-line method of depreciation over a period of 3 years.

   Buildings on third party land concern to capitalized electrical installations inside the leased buildings.

   Property, plant and equipment are stated at cost less scheduled depreciation or at net realizable value, if lower, as of the balance sheet date.

   The following depreciation methods were applied to property, plant and equipment:

                                                                Method     Years
                                                             ------------- -----
Buildings on third party land............................... straight-line    3
Other equipment, office and factory equipment............... straight-line  4-5

   Low value assets are fully expensed in the year of acquisition.

   Extraordinary depreciation is charged if an item has to be disclosed at the lower attributable value.

   Inventories of raw materials and supplies as well as work in process is valued at acquisition or manufacturing cost or at net realizable value, if lower. Manufacturing cost includes direct labor costs including appropriate overheads.

   Receivables and other assets are stated at the nominal amount or the lower attributable value. The collection risk on receivables has been covered by creation of a bad debt allowance of 1 % of the net receivables on hand, which approximates historic bad debt write-offs.

   Cash and cash equivalents have been valued at nominal value.

   Other accruals are created on the basis of prudent commercial judgement to cover all potential losses from pending transactions and contingent liabilities as of the balance sheet date.

   Liabilities are stated at the repayment value.

   Receivables and liabilities in foreign currency are valued at the rate prevailing at the date of origin. Exchange rate losses occurring prior to the balance sheet date or evident are considered with effect on income.

                        METECHNOLOGY AKTIENGESELLSCHAFT
              PRIOR YEAR: ESD VERMOGENSVERWALTUNGSGESELLSCHAFT MBH

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(V)US-GAAP RECONCILIATION

   The audited consolidated financial statements of Me AG and ESD-VV were prepared according to German accounting principles. A reconciliation of the net losses and equity from the German accounting principles to the accounting principles generally accepted in the United States of America (US-GAAP) for the financial years 1997 and 1998 is presented in the following tables.

                                                             December 31,
                                                           ------------------
                                                             1998      1997
                                                           --------  --------
                                                           (DM in thousands)
Net loss per German generally accepted accounting princi-
 ples.....................................................   (7,138)   (4,682)
Long-term projects for software adaptation................   (1,489)      (23)
Unrealized losses/gains on marketable securities..........      (20)       20
                                                           --------  --------
Net loss according to US generally accepted accounting
 principles...............................................   (8,647)   (4,685)
                                                           ========  ========

                                                               December 31,
                                                              ---------------
                                                               1998     1997
                                                              -------  ------
                                                                  (DM in
                                                                thousands)
Equity per German generally accepted accounting principles... (16,463) (9,325)
Long-term projects for software adaptation...................  (1,326)    163
                                                              -------  ------
Equity according to US generally accepted accounting princi-
 ples........................................................ (17,789) (9,162)
                                                              =======  ======

   Under German GAAP, license revenues can be realized upon delivery of the software while software adaptations are posted separately according to the completed contract method. Under US-GAAP license and software adaptation revenues are realized uniformly according to the percentage of completion method.

   Under US-GAAP, marketable securities that are available for sale are recorded at fair market value, with the offsetting unrealized gain or loss recorded as a component of other comprehensive income. Under German GAAP, marketable securities are recorded at cost, but provisions for losses are recorded when prudent.

   In 1997, the Company, under German GAAP, recorded a provision of TDM 20 related to unrealized losses on marketable securities available for sale. At that time, the fair market value of the securities was below their carrying amount by more than TDM 20. However, as discussed in Note (VI)(4), the Company received a gurantee from Financial Intelligent Transactions Vermogensverwaltungs GmbH, Munchen, whereby the Company's maximum loss on these securities would be limited to TDM 20.

   Under US-GAAP, the reduction in the fair value of these securities in 1997, up to the TDM 20 limit, would be recorded as a reduction in other comprehensive income rather than as a charge to expense, since the decline in market value was not of a permanent nature. This difference has no effect on reported shareholders' equity but would reduce other comprehensive income by TDM 20 in 1997.

   In 1998, the Company sold the marketable securities at an amount nearly identical to their original cost basis. Under German GAAP, the Company recorded a gain of approximately TDM 20, as the carrying value of those securities had been reduced in 1997 by the provision described above. Under US-GAAP, the Company would have recorded no gain or loss on the disposal, but would have had a gain in other comprehensive income of TDM 20 due to the appreciation in the fair value of the securities prior to their sale. Again, this difference in accounting would have no effect on reported shareholders' equity.

                        METECHNOLOGY AKTIENGESELLSCHAFT
              PRIOR YEAR: ESD VERMOGENSVERWALTUNGSGESELLSCHAFT MBH

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

   Under German GAAP, provisions for contingencies are established for all potential losses from pending transactions and contingent liabilities as of the balance sheet date. Under US-GAAP, such provisions can only be recorded when an exposure is probable and the amount of the exposure is reasonably estimable. At December 31, 1998 and 1997, though, there were no accruals recorded under German GAAP that would not be recorded under US-GAAP.

   Under German GAAP, unrealized foreign exchange gains in each group of currencies are not included in income. Exchange losses in each group of currencies, though, are charged to the statement of operations immediately. Under US-GAAP, foreign currency transaction gains and losses are expensed as incurred. At December 31, 1998 and 1997, no material amounts in foreign currency were recorded.

   Under German GAAP, certain balances are classified differently than under US-GAAP. For example, changes in inventory accounts which are recorded as revenues under German GAAP, would be considered part of cost of goods sold under US-GAAP. In addition, costs and estimated profits in excess of billings on long-term construction type contracts would be categorized as such under US-GAAP, but such amounts are classified as inventories for German GAAP. These differences in classification yield no GAAP differences in reported net loss or shareholders' equity.

   US-GAAP requires that all majority owned and controlled subsidiaries be consolidated. Under German GAAP, such subsidiaries need not to be consolidated if they do not have material operations. During the year ended December 31, 1998, the Company had one inactive subsidiary that was not consolidated for German GAAP purposes. However, the consolidation of this subsidiary under US-GAAP would yield no material differences in reported net income or shareholders' equity, or any other balance sheet or statement of operations account.

                        METECHNOLOGY AKTIENGESELLSCHAFT
              PRIOR YEAR: ESD VERMOGENSVERWALTUNGSGESELLSCHAFT MBH

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

(VI)EXPLANATORY COMMENTS ON THE CONSOLIDATED FINANCIAL STATEMENTS

(1)Fixed assets

      DEVELOPMENT OF FIXED ASSETS OF THE GROUP FOR THE FINANCIAL YEAR 1997

                                                                                                              NET BOOK
                       ACQUISITION AND MANUFACTURING COST                ACCUMULATED DEPRECIATION              VALUES
                  -------------------------------------------- -------------------------------------------- ------------
                  Jan 1, 1997 Additions Reversals Dec 31, 1997 Jan 1, 1997 Additions Reversals Dec 31, 1997 Dec 31, 1997
                  ----------- --------- --------- ------------ ----------- --------- --------- ------------ ------------
                                                            (DM in thousands)
INTANGIBLE AS-
 SETS
Software........            7        29         0           36           1         7         0            8           28
                          ---       ---       ---          ---         ---       ---       ---          ---          ---
PROPERTY, PLANT
 AND EQUIPMENT
Buildings on
 third party
 land...........           21         4         0           25           2         7         0            9           16
Other equipment,
 factory and
 office
 equipment......          539       292       173          658         205       163       138          230          428
                          ---       ---       ---          ---         ---       ---       ---          ---          ---
                          560       296       173          683         207       170       138          239          444
                          ---       ---       ---          ---         ---       ---       ---          ---          ---
FINANCIAL ASSETS
Shares in affil-
 iated compa-
 nies...........          250         0       250            0         250         0       250            0            0
                          ---       ---       ---          ---         ---       ---       ---          ---          ---
                          817       325       423          719         458       177       388          247          472
                          ===       ===       ===          ===         ===       ===       ===          ===          ===

      DEVELOPMENT OF FIXED ASSETS OF THE GROUP FOR THE FINANCIAL YEAR 1998

                       ACQUISITION AND MANUFACTURING COST                ACCUMULATED DEPRECIATION
                  -------------------------------------------- --------------------------------------------
                  Jan 1, 1998 Additions Reversals Dec 31, 1998 Jan 1, 1998 Additions Reversals Dec 31, 1998
                  ----------- --------- --------- ------------ ----------- --------- --------- ------------
                                                            (DM in thousands)
INTANGIBLE AS-
 SETS
Software........           36        90         0          126           8        24         0           32
                          ---       ---       ---        -----         ---       ---       ---          ---
PROPERTY, PLANT
 AND EQUIPMENT
Buildings on
 third party
 land...........           25        28         0           53           9        14         0           23
Other equipment,
 factory and
 office equip-
 ment...........          658       852       208        1,302         230       448       208          470
                          ---       ---       ---        -----         ---       ---       ---          ---
                          683       880       208        1,355         239       462       208          493
                          ---       ---       ---        -----         ---       ---       ---          ---
                          719       970       208        1,481         247       486       208          525
                          ===       ===       ===        =====         ===       ===       ===          ===
                          NET BOOK
                           VALUES
                  -------------------------
                  Dec 31, 1998 Dec 31, 1997
                  ------------ ------------
INTANGIBLE AS-
 SETS
Software........            94           28
                  ------------ ------------
PROPERTY, PLANT
 AND EQUIPMENT
Buildings on
 third party
 land...........            30           16
Other equipment,
 factory and
 office equip-
 ment...........           832          428
                  ------------ ------------
                           862          444
                  ------------ ------------
                           956          472
                  ============ ============

                        METECHNOLOGY AKTIENGESELLSCHAFT
              PRIOR YEAR: ESD VERMOGENSVERWALTUNGSGESELLSCHAFT MBH

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

(2)Shareholdings and consolidation group

                                                                     Result
                                     Participation    Equity    of the financial
                                         quota     December 31,       year
                            Currency     as %          1997           1997
                            -------- ------------- ------------ ----------------
                                                         (DM in thousands)
ESD Information Technology
  Entwicklungsgesellschaft
 mbH, Dolzig..............    DEM         100         (8,313)        (4,628)

                                                                  Result
                                  Participation    Equity    of the financial
                                      quota     December 31,       year
                         Currency     as %          1998           1998
                         -------- ------------- ------------ ----------------
                                                      (DM in thousands)
MeTechnology Europe
 GmbH, Bienitz..........   DEM         100        (11,890)       (15,728)(/1/)
MeTechnology Ltd., UK...   GBP         100              0              0(/2/)

--------
Notes:
(1) Single entity financial statements for the financial year 1998 include a loss from the merger of ESD-VV and ESD-IT of TDM 9,013, which corresponds to operating losses of ESD-IT before the first-time consolidation as of January 1, 1998.
(2) MeTechnology Ltd., UK, during 1998 was a non-operating legal entity.

(3)Receivables and other assets

                                  December 31,               December 31,
                                      1998                       1997
                           -------------------------- --------------------------
                                       thereof                    thereof
                                 with a residual term       with a residual term
                                     of more than               of more than
                           Total        1 year        Total        1 year
                           ----- -------------------- ----- --------------------
                                             (DM in thousands)
Trade receivables......... 2,275           0           170            0
Other assets..............   588         112           117           50
                           -----         ---           ---          ---
                           2,863         112           287           50
                           =====         ===           ===          ===

   Other assets in the consolidated financial statements contain receivables from deposits, receivables from employees and prepaid taxes. Other assets contain receivables from shareholders in the amount of DM 3.0 thousand.

(4)Other securities

   In 1997, other securities relate to marketable securities public traded on the German Stock Exchange which are held in a custody account at Oberbank, Munchen. Financial Intelligent Transactions Vermogensverwaltungs GmbH, Munchen, has agreed to guarantee that the maximum loss to be borne by the Company upon sale of these securities to be TDM 20. In 1997, the Company recorded a loss of TDM 20 to reflect the fact that the fair value of these securities was below their carrying amount. In 1998 the securities were sold at an amount nearly identical to their original cost basis.

                        METECHNOLOGY AKTIENGESELLSCHAFT
             PRIOR YEAR: ESD VERMOGENSVERWALTUNGSGESELLSCHAFT MBH

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

(5)Additional paid-in capital

   The Me AG additional paid-in capital amounts to TDM 167 as of December 31, 1998, resulting from the convertible bond as described in Note (8). The additional amount of TDM 250 results from the capital consolidation as described in Note (III).

(6)Contribution of silent partners and subordinated loans

   In 1996, the subsidiary ESD-IT entered into a silent partnership agreement with SBF Sachsischer Beteiligungsfonds GmbH (SBF), Leipzig, until December 31, 2001. As of December 31, 1997 the contribution amounted to TDM 8,000. The contribution was increased by TDM 1,950 to TDM 9,950 in 1998. SBF has issued a letter of subordination for its claims from the silent partnership. SBF receives a 20% share of the company's profits, but does not participate in losses. SBF also receives annual servicing compensation of 2% of the investment amount.

   In 1996, GSM Industriebeteiligungen GmbH, Munchen, also granted ESD-IT a subordinated loan. As of December 31, 1998, the loan still amounts to TDM 3,530. The loan has to be repaid by the year 2005 and is subject to interest at a rate of 8%.

(7)Other accruals

   The other accruals mainly contain amounts for warranties, costs yet to be incurred, personnel expenses, costs relating to the preparation of financial statements and legal and consulting costs as well as the remuneration of the supervisory board.

(8)Liabilities

                                                      December 31,  December 31,
                                                          1998          1997
                                                      ------------- ------------
                                                             up to        up to
                                                      Total  1 year Total 1 year
                                                      ------ ------ ----- ------
                                                          (DM in thousands)
Convertible bond.....................................  3,352     0     0     0
Liabilities to banks.................................    750   750     8     8
Payments received on account of orders...............    513   513   262   262
Trade payables.......................................    916   916   201   201
Other liabilities....................................    460   460   435   435
   - thereof taxes...................................      0     0   119   119
                                                      ------ -----   ---   ---
                                                       5,991 2,639   906   906
                                                      ====== =====   ===   ===

   The convertible bond was subscribed by Private Equity Bridge Investment Ltd. (PEB), Grand Cayman, Cayman Islands, British West Indies, on November 12, 1998. The bond entitles PEB until October 31, 2000, to convert at any time a nominal amount of the convertible bond of DM 500 into one share of Me AG. The convertible bond is interest free until January 31, 2000, after which it is subject to a 6% interest rate. That part of the convertible bond which has not yet been converted is repayable on October 31, 2000. Discounted at a rate of interest for comparable debt of 5%, the face value of the bond at November 12, 1998 was TDM 3,333, with the difference of TDM 167 to the face value of the bond of TDM 3,500 being credited to additional paid-in capital. Other liabilities include liabilities to shareholders in the amount of TDM 8.0.

                        METECHNOLOGY AKTIENGESELLSCHAFT
              PRIOR YEAR: ESD VERMOGENSVERWALTUNGSGESELLSCHAFT MBH

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(9)Other financial commitments

   In 1997 the other financial liabilities from rent and lease agreements of ESD-VV relate to:

                                                   Year ended December 31, 1997
                                                  ------------------------------
                                                                more than Total
                                                  Up to on year one year  amount
                                                  ------------- --------- ------
                                                        (DM in thousands)
Leases for buildings.............................      326         388     714
Car pool leases..................................       61          35      96
Leases for telecommunications....................       26         154     180
                                                       ---         ---     ---
                                                       413         577     990
                                                       ===         ===     ===

   In 1998 the other financial liabilities from rent and lease agreements of Me AG relate to:

                                                   Year ended December 31, 1998
                                                  ------------------------------
                                                                More than Total
                                                  Up to on year one year  amount
                                                  ------------- --------- ------
                                                        (DM in thousands)
Leases for buildings.............................      558         558    1,116
Car pool leases..................................      141          71      212
Leases for telecommunications....................       29         135      164
                                                       ---         ---    -----
                                                       728         764    1,492
                                                       ===         ===    =====

(10)Sales

   The sales of the company, which were generated exclusively on the domestic market, relate to:

                                                         Year ended December 31,
                                                         -----------------------
                                                            1998        1997
                                                         ----------- -----------
                                                            (DM in thousands)
Licenses................................................       2,953         712
Bank applications.......................................       1,221         743
Other...................................................         696         510
                                                         ----------- -----------
                                                               4,870       1,965
                                                         =========== ===========

(11)Other operating income

   In 1997, other operating income mainly includes income from the sale of fixed assets, from the reversal of accruals and the reduction of general valuation allowance. In a total amount of TDM 48, the other operating income relates to other periods.

   In 1998, other operating income mainly includes the reversal of accruals, relating to other periods, and gains on the sale of securities of TDM 78.

                        METECHNOLOGY AKTIENGESELLSCHAFT
              PRIOR YEAR: ESD VERMOGENSVERWALTUNGSGESELLSCHAFT MBH

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

(12)Other operating expenses

   In 1997 and 1998, other operating expenses mainly concern selling and administrative expenses as well as legal and consulting costs. In an total amount of TDM 42 (1997: TDM 29), the other operating expenses relate to other periods.

(13)Number of salaried employees (annual average)

      Year ended
     December 31,
     -------------
      1998   1997
     ------ ------
         76     46
     ====== ======

(14)Capital stock authorized for issue

   The share capital may be increased by TDM 50 through the issuance of additional authorized capital. This may be issued to satisfy conversion rights of holders of convertible bonds, which issuance has been agreed by the shareholders' meeting on November 6, 1998.

(15)Disclosures on company boards

   In 1997, the management of ESD-VV comprised:

   Dr. Christoph Bulfon      General manager

   In 1998, the management board of Me AG comprised:

   Joszef Bugovics           Chairman

   In consideration and accordance with the effect of sec. 286 (4) HGB not only on the single entity financial statements of the parent company, but also on the consolidated financials, disclosure of total remuneration for the management board has been omitted.

(16)Supervisory Board

   In 1998 the supervisory board of Me AG comprised:

   Dr. Peter Page            Chairman
   Prof. Dr. Wulf von Schimmelmann
                             Deputy Chairman
   Dr. Hans-Joachim Korber

   Total remuneration for the supervisory board in 1998 amounted to TDM 27.

(17)Advisory Board

   Total remuneration for the advisory board in 1998 amounted to TDM 4 and in 1997 amounted to TDM 70.

   Leipzig, February, 2000

   ESD Vermogensverwaltungsgesellschaft mbH,
   MeTechnology AG

   Joszef Bugovics

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Blaze Software, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Blaze Software, Inc. and its subsidiaries at March 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of Blaze Software, Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

   San Jose, California
   April 19, 2000, except for Note 15
    as to which the date is June 20, 2000

                              BLAZE SOFTWARE, INC.
                          (FORMERLY NEURON DATA, INC.)

                          CONSOLIDATED BALANCE SHEETS
                    (in thousands, except per share amounts)

                                                                March 31,
                                                            ------------------
                                                              2000      1999
                                                            --------  --------
ASSETS
Current assets:
  Cash and cash equivalents...............................  $ 57,295  $  2,129
  Short-term investments..................................    11,998       --
  Accounts receivable, net of allowance for doubtful
   accounts of $512 and $443, respectively................     4,939     3,658
  Prepaid expenses and other current assets...............     1,108       964
                                                            --------  --------
   Total current assets...................................    75,340     6,751
Property and equipment, net...............................     1,933       786
Restricted cash...........................................       702       --
Deposits and other assets.................................       384       228
                                                            --------  --------
   Total assets...........................................  $ 78,359  $  7,765
                                                            ========  ========

LIABILITIES, MANDATORILY REDEEMABLE PREFERRED STOCK AND
          STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Bank borrowings.........................................  $    --   $  1,631
  Bridge loan from related parties........................       --      1,596
  Current portion of capital lease obligations............       176        81
  Note payable............................................       --        129
  Accounts payable........................................     1,972     1,526
  Accrued expenses........................................     7,446     2,873
  Deferred revenue........................................     2,728     3,231
                                                            --------  --------
   Total current liabilities..............................    12,322    11,067
Long-term liabilities:
  Capital lease obligations, net of current portion.......       256        19
  Other long-term liabilities.............................        12       --
                                                            --------  --------
   Total liabilities......................................    12,590    11,086
                                                            --------  --------
Mandatorily Redeemable Preferred Stock: par value $0.0001
  Authorized: none at March 31, 2000
  Issued and outstanding: none at March 31, 2000 and 3,179
   at March 31, 1999......................................       --     20,882
                                                            --------  --------

Commitments and contingencies (Note 12)

Stockholders' Equity (Deficit):
  Series B Convertible Preferred Stock: par value $0.0001
  Authorized: none at March 31, 2000
  Issued and outstanding: none at March 31, 2000 and 2,273
   at March 31, 1999......................................       --        --
  Preferred Stock: par value $0.0001
  Authorized: 10,000 at March 31, 2000
  Issued and outstanding: none at March 31, 2000 and
   1999...................................................       --        --
  Common Stock, $0.0001 par value
  Authorized: 200,000 shares at March 31, 2000
  Issued and outstanding: 22,020 at March 31, 2000 and 344
   at March 31, 1999......................................         2       --
Additional paid-in capital................................   144,642    (1,842)
Accumulated other comprehensive income....................       489       290
Unearned stock-based compensation.........................   (21,207)      --
Accumulated deficit.......................................   (58,157)  (22,651)
                                                            --------  --------
   Total stockholders' equity (deficit)...................    65,769   (24,203)
                                                            --------  --------
   Total liabilities, mandatorily redeemable preferred
    stock and stockholders' equity (deficit)..............  $ 78,359  $  7,765
                                                            ========  ========

   The accompanying notes are an integral part of these financial statements.

                              BLAZE SOFTWARE, INC.
                          (FORMERLY NEURON DATA, INC.)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)

                                                      Years Ended March 31,
                                                     --------------------------
                                                       2000     1999     1998
                                                     --------  -------  -------
Net revenues:
  Product licenses.................................  $  8,486  $ 3,722  $ 3,559
  Services and maintenance.........................     9,710    5,332      803
                                                     --------  -------  -------
    Total revenues.................................    18,196    9,054    4,362
                                                     --------  -------  -------
Cost of revenues:
  Product licenses.................................        67       40       74
  Services and maintenance.........................     6,808    2,892      512
                                                     --------  -------  -------
    Total cost of revenues.........................     6,875    2,932      586
                                                     --------  -------  -------
Gross profit.......................................    11,321    6,122    3,776
                                                     --------  -------  -------
Operating expenses:
  Research and development (excluding $3,651 stock-
   based compensation expense).....................     5,079    3,843    1,938
  Sales and marketing (excluding $4,300 stock-based
   compensation expense)...........................    12,226    5,586    3,702
  General and administrative (excluding $8,449
   stock-based compensation expense)...............     3,785    2,205    1,106
  Stock-based compensation.........................    16,400      --       --
                                                     --------  -------  -------
    Total operating expenses.......................    37,490   11,634    6,746
                                                     --------  -------  -------
Operating loss.....................................   (26,169)  (5,512)  (2,970)
Interest expense...................................      (377)    (300)    (692)
Other income and (expense), net....................       275       51       99
                                                     --------  -------  -------
Net loss from continuing operations before income
 taxes.............................................   (26,271)  (5,761)  (3,563)
Provision for income taxes.........................      (153)     (87)     (68)
                                                     --------  -------  -------
Net loss from continuing operations................   (26,424)  (5,848)  (3,631)
Discontinued operations (Note 3):
  Income (loss) from operations of discontinued
   user interface business (net of income taxes)...     2,657      248   (2,174)
                                                     --------  -------  -------
Net loss...........................................   (23,767)  (5,600)  (5,805)
Accretion of mandatorily redeemable preferred stock
 to redemption value...............................      (442)  (1,258)  (1,040)
Beneficial conversion feature......................   (11,739)     --       --
                                                     --------  -------  -------
Net loss attributable to common stockholders.......   (35,948)  (6,858)  (6,845)
Other comprehensive income (loss), net of tax:
  Unrealized loss on investments...................       (20)     --       --
  Translation adjustments..........................       219      180      (20)
                                                     --------  -------  -------
Comprehensive loss.................................  $(35,749) $(6,678) $(6,865)
                                                     ========  =======  =======
Basic and diluted net loss per common share
 attributable to common stockholders:
  Loss from continuing operations..................  $  (6.68) $(19.15) $(37.37)
  Earnings/(loss) from discontinued operations.....      0.46     0.66   (17.39)
                                                     --------  -------  -------
Basic and diluted net loss per common share
 attributable to common stockholders...............  $  (6.22) $(18.49) $(54.76)
                                                     ========  =======  =======
Number of shares used in the calculation of basic
 and diluted net loss per share....................     5,781      371      125
                                                     ========  =======  =======

   The accompanying notes are an integral part of these financial statements.

                             BLAZE SOFTWARE, INC.
                         (FORMERLY NEURON DATA, INC.)

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                (in thousands)

                                                     Mandatorily     Series B      Series AA     Series BB
                                                      Redeemable    Convertible   Convertible   Convertible
                                                      Preferred      Preferred     Preferred     Preferred
                                                        Stock          Stock         Stock         Stock     Common Stock
                                                    -------------- ------------- ------------- ------------- -------------
                                                    Shares Amount  Shares Amount Shares Amount Shares Amount Shares Amount
                                                    ------ ------- ------ ------ ------ ------ ------ ------ ------ ------
Balances at
April 1, 1997.....................................  2,013  $ 9,684 2,272   $ --    --    $--     --    $ --    232   $--
 Issuance of Common Stock pursuant to exercise
  of options......................................     --       --    --     --    --     --     --      --    172    --
 Repurchase of Common Stock.......................     --       --    --     --    --     --     --      --     (1)   --
 Issuance of Series F Preferred Stock, net of
  issuance costs..................................    972    7,400    --     --    --     --     --      --    --     --
 Conversion of bridge loan to Series F
 Preferred Stock..................................    194    1,500    --     --    --     --     --      --    --     --
 Issuance of Series B Preferred Stock pursuant
  to exercise of options..........................     --              1     --    --     --     --      --    --     --
 Accretion of Mandatorily Redeemable Preferred
  Stock to redemption value.......................     --     1,040   --     --    --     --     --      --    --     --
 Net Loss.........................................     --        --   --     --    --     --     --      --    --     --
 Cumulative translation adjustment................     --        --   --     --    --     --     --      --    --     --
                                                    -----  ------- -----   ----   ---    ---    ---    ----   ----   ---
Balances at March 31, 1998........................  3,179  $19,624 2,273   $ --    --    $--     --    $ --    403   $--
 Issuance of Common Stock pursuant to exercise
  of options......................................     --       --    --     --    --     --     --      --     98    --
 Issuance of Common Stock.........................     --       --    --     --    --     --     --      --      1    --
 Repurchase of Common Stock.......................     --       --    --     --    --     --     --      --   (158)   --
 Accretion of Mandatorily Redeemable Preferred
  Stock to redemption value.......................     --    1,258    --     --    --     --     --      --    --     --
 Net loss.........................................     --       --    --     --    --     --     --      --    --     --
 Cumulative translation adjustment................     --       --    --     --    --     --     --      --    --     --
                                                    -----  ------- -----   ----   ---    ---    ---    ----   ----   ---
Balances at March 31, 1999........................  3,179  $20,882 2,273   $ --    --    $--     --    $ --    344   $--
--------------------------------------------------
                                                    =====  ======= =====   ====   ===    ===    ===    ====   ====   ===
                                                                  Notes      Accumulated                               Total
                                                    Additional  Receivable      Other                              Stockholders'
                                                     Paid-In       from     Comprehensive   Unearned   Accumulated     Equity
                                                     Capital   Stockholders    Income     Compensation   Deficit     (Deficit)
                                                    ---------- ------------ ------------- ------------ ----------- -------------
Balances at April 1, 1997.........................   $   391       $(70)        $130          $--       $(11,246)    $(10,795)
 Issuance of Common Stock pursuant to exercise of
  options........................................         97         --           --           --            --            97
 Repurchase of Common Stock......................         (1)        --           --           --            --            (1)
 Issuance of Series F Preferred Stock, net of
  issuance costs.................................         --         --           --           --            --           --
 Conversion of bridge loan to Series F Preferred
  Stock..........................................         --         --           --           --            --           --
 Issuance of Series B Preferred Stock pursuant
  to exercise of options.........................          1         --           --           --            --             1
 Accretion of Mandatorily Redeemable Preferred
  Stock to redemption value......................     (1,040)        --           --           --                      (1,040)
 Net Loss........................................         --         --           --           --         (5,805)      (5,805)
 Cumulative translation adjustment...............         --         --          (20)          --            --           (20)
                                                    ---------- ------------ ------------- ------------ ----------- -------------
Balances at March 31, 1998.......................   $   (552)     $(70)         $110          $--       $(17,051)    $(17,563)
 Issuance of Common Stock pursuant to exercise of
  options........................................         56        --           --            --            --            56
 Issuance of Common Stock........................         --        --           --            --            --           --
 Repurchase of Common Stock......................        (88)       70           --            --            --           (18)
 Accretion of Mandatorily Redeemable Preferred
  Stock to redemption value......................     (1,258)       --           --            --                      (1,258)
 Net loss........................................         --        --           --            --         (5,600)      (5,600)
 Cumulative translation adjustment...............         --        --           180           --            --           180
                                                    ---------- ------------ ------------- ------------ ----------- -------------
Balances at March 31, 1999.......................   $ (1,842)     $ --          $290          $--       $(22,651)    $(24,203)
-------------------------------------------------
                                                    ========== ============ ============= ============ =========== =============

  The accompanying notes are an integral part of these financial statements.

                             BLAZE SOFTWARE, INC.
                         (FORMERLY NEURON DATA, INC.)

    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)--(Continued)
                                (in thousands)

                                                                Series B       Series AA      Series BB
                                              Mandatorily      Convertible    Convertible    Convertible
                                              Redeemable        Preferred      Preferred      Preferred
                                            Preferred Stock       Stock          Stock          Stock      Common Stock
                                            ----------------  -------------- -------------- -------------- --------------
                                            Shares   Amount   Shares  Amount Shares  Amount Shares  Amount Shares  Amount
                                            ------  --------  ------  ------ ------  ------ ------  ------ ------  ------
Balances at March 31, 1999................  3,179  $ 20,882   2,273   $ --     --    $ --     --    $ --     344   $ --
 Issuance of Common Stock pursuant to
  exercise of options.....................     --        --      --     --     --      --     --      --   1,486     --
 Issuance of Common Stock pursuant to
  conversion of warrants..................     --        --      --     --     --      --     --      --     362     --
 Accretion of Mandatorily Redeemable
  Preferred Stock to redemption value.....     --        442     --     --     --      --     --      --     --      --
 Beneficial Conversion Feature............     --        --      --     --     --      --     --      --     --      --
 Adjustment of Mandatorily Redeemable
  Preferred Stock Series C per
  anti-dilution provision.................     20        --      --     --     --      --     --      --     --      --
 Conversion of Mandatorily  Redeemable
  Preferred Stock to Common Stock......... (3,199)  (21,324)     --     --     --      --     --      --   3,199      1
 Conversion of Series B Stock to Common
  Stock...................................     --        --   (2,273)   --     --      --     --      --   2,273     --
 Issuance of Series AA Preferred Stock, net
  of issuance costs.......................     --        --      --     --   8,416      1     --      --     --      --
 Issuance of Series BB Preferred Stock....     --        --      --     --     --      --   1,953     --     --      --
 Conversion of Series AA Preferred Stock to
  Common Stock............................     --        --      --     --  (8,416)    (1)    --      --   8,416      1
 Conversion of Series BB Preferred Stock to
  Common Stock............................     --        --      --     --     --      --  (1,953)    --   1,953     --
 Issuance of Common Stock pursuant initial
  public offering.........................     --        --      --     --     --      --     --      --   4,000     --
 Unearned compensation....................     --        --      --     --     --      --     --      --     --      --
 Amortization of unearned compensation....     --        --      --     --     --      --     --      --     --      --
 Repurchase of Common Stock...............     --        --      --     --     --      --     --      --     (13)    --
 Net loss.................................     --        --      --     --     --      --     --      --     --      --
 Unrealized loss on investments...........     --        --      --     --     --      --     --      --     --      --
 Cumulative translation adjustment........     --        --      --     --     --      --     --      --     --      --
                                            ------  --------  ------   ----  ------   ----  ------   ----  ------   ----
Balances at March 31, 2000................     --   $    --      --    $--     --    $ --     --    $ --  22,020   $  2
                                            ======  ========  ======   ====  ======   ====  ======   ====  ======   ====
                                                        Accumulated                              Total
                                            Additional     Other                             Stockholders'
                                             Paid-In   Comprehensive    Unearned   Accumulated    Equity
                                             Capital      Income      Compensation   Deficit     (Deficit)
                                            ---------- -------------  ------------ ----------- -------------
Balances at March 31, 1999................  $ (1,842)     $290         $    --     $(22,651)    $(24,203)
 Issuance of Common Stock pursuant to
  exercise of options.....................       755       --               --          --           755
 Issuance of Common Stock pursuant to
  conversion of warrants..................        67       --               --          --            67
 Accretion of Mandatorily Redeemable
 Preferred Stock to redemption value......      (442)      --               --          --          (442)
 Beneficial Conversion Feature............    11,739       --               --      (11,739)         --
 Adjustment of Mandatorily Redeemable
  Preferred Stock Series C per
  anti-dilution provision.................        --       --               --          --           --
 Conversion of Mandatorily Redeemable
  Preferred Stock to Common Stock.........    21,323       --               --          --        21,324
 Conversion of Series B Stock to Common
  Stock...................................        --       --               --          --           --
 Issuance of Series AA Preferred Stock,
  net of issuance costs...................     4,403       --               --          --         4,404
 Issuance of Series BB Preferred Stock....    13,943       --               --          --        13,943
 Conversion of Series AA Preferred Stock
  to Common Stock.........................        --       --               --          --           --
 Conversion of Series BB Preferred Stock
  to Common Stock.........................        --       --               --          --           --
 Issuance of Common Stock pursuant initial
  public offering.........................    57,090       --               --          --        57,090
 Unearned compensation....................    37,607       --           (37,607)        --           --
 Amortization of unearned compensation....        --       --            16,400         --        16,400
 Repurchase of Common Stock...............        (1)      --               --          --            (1)
 Net loss.................................        --       --               --      (23,767)     (23,767)
 Unrealized loss on investments...........        --       (20)             --          --           (20)
 Cumulative translation adjustment........        --       219              --          --           219
                                            --------      ----       ------------ ----------- -------------
Balances at March 31, 2000................  $144,642      $489         $(21,207)   $(58,157)    $ 65,769
                                            ========      ====       ============ =========== =============

  The accompanying notes are an integral part of these financial statements.

                              BLAZE SOFTWARE, INC.
                          (FORMERLY NEURON DATA, INC.)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                      Years Ended March 31,
                                                     --------------------------
                                                       2000     1999     1998
                                                     --------  -------  -------
Cash flows from operating activities:
Net loss...........................................  $(23,767) $(5,600) $(5,805)
Add (deduct) loss (income) from discontinued
 operations........................................    (2,657)    (248)   2,174
                                                     --------  -------  -------
Loss from continuing operations....................   (26,424)  (5,848)  (3,631)
Adjustments to reconcile net loss to net cash used
 in operating activities:
 Bridge loan interest converted to equity..........       --        96      --
 Depreciation and amortization.....................       597      899      868
 Amortization of stock-based compensation..........    16,400      --       --
 Loss on write-off of equipment....................        71      129      --
 Capital lease for construction-in-progress........        40      --       --
 Changes in assets and liabilities:
   Accounts receivable.............................    (1,779)    (557)  (1,579)
   Income taxes refund receivable..................       --        27       (4)
   Prepaid expenses and other......................      (144)    (533)     417
   Accounts payable................................       492        7      (31)
   Accrued expenses................................     4,573     (757)    (255)
   Deferred revenue................................      (503)     (95)    (569)
   Deposits and other assets.......................      (156)     260
   Other long-term liabilities.....................        12      --       --
                                                     --------  -------  -------
Net cash used in continuing operations.............    (6,821)  (6,372)  (4,784)
Net cash provided by (used in) discontinued
 operations........................................     3,109    2,061     (294)
                                                     --------  -------  -------
     Net cash used in operating activities.........    (3,712)  (4,311)  (5,078)
                                                     --------  -------  -------

Cash flows from investing activities:
Capital expenditures...............................    (1,388)    (779)    (140)
Purchases of short-term investments................   (12,018)     --       --
                                                     --------  -------  -------
     Net cash used in investing activities.........   (13,406)    (779)    (140)
                                                     --------  -------  -------
Cash flows from financing activities:
Proceeds from note payable.........................       --       129      --
Repayment of note payable..........................      (129)     --       --
Payments of principal under capital lease
 financing.........................................      (136)    (172)    (442)
Bank borrowings, net...............................    (1,631)  (1,047)   1,327
Repayment of note payable to stockholder...........       --       --      (310)
Proceeds from issuance of Common Stock.............    57,847       56       96
Repurchase of Common Stock.........................        (1)     (18)      (1)
Proceeds from issuance of Preferred Stock, Series B
 (net of issuance costs)...........................       --       --         1
Proceeds from issuance of Preferred Stock, Series D
 and Series E warrants (net of issuance costs).....        67      --       --
Proceeds from issuance of Preferred Stock, Series F
 (net of issuance costs)...........................       --       --     7,400
Proceeds from issuance of Preferred Stock, Series
 AA (net of issuance costs)........................     2,807      --       --
Proceeds from issuance of Preferred Stock, Series
 BB................................................    13,943      --       --
Proceeds from bridge loan..........................       --     1,500    1,500
Increase in restricted cash........................      (702)     --       --
                                                     --------  -------  -------
     Net cash provided by financing activities.....    72,065      448    9,571
                                                     --------  -------  -------
Effect of exchange rate changes in cash............       219      180      (20)
                                                     --------  -------  -------
Net increase (decrease) in cash and cash
 equivalents.......................................    55,166   (4,462)   4,333
Cash and cash equivalents at beginning of year.....     2,129    6,591    2,258
                                                     --------  -------  -------
Cash and cash equivalents at end of year...........  $ 57,295  $ 2,129  $ 6,591
                                                     ========  =======  =======
Supplemental disclosures of cash flow information:
Cash paid during the year: Interest................  $    313  $   202  $   692
Cash paid during the year: Income taxes............  $     11  $    49  $    19

Supplemental non-cash investing and financing
 activities:
Cancellation of stockholder note in exchange for
 Common Stock......................................  $    --   $    70  $   --
Assets acquired under capital lease obligations....  $    468  $   --   $   --
Accretion of cumulative dividends on Preferred
 Stock.............................................  $    442  $ 1,258  $ 1,040
Unearned compensation related to stock option
 grants............................................  $ 37,607  $   --   $   --
Conversion of bridge loan to Preferred Stock.......  $  1,596  $   --   $ 1,500
Conversion of Mandatorily Redeemable Preferred
 Stock to Common Stock.............................  $ 20,882  $   --   $   --
Beneficial conversion feature......................  $ 11,739  $   --   $   --
Write-off of property and equipment................  $    776  $ 3,761  $   --

   The accompanying notes are an integral part of these financial statements.

                              BLAZE SOFTWARE, INC.
                          (FORMERLY NEURON DATA, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--FORMATION AND BUSINESS OF THE COMPANY:

   Blaze Software, Inc. (together with its wholly-owned subsidiaries, unless context requires otherwise, "Blaze Software" or the "Company") was incorporated in California on June 4, 1985 as Neuron Data, Inc. Its principal activities include the development and licensing of infrastructure software that enables adaptable and personalized interactions that are consistent across all company communication channels, or touch points. This software enables companies to implement their policies, practices and procedures, or business rules, in e-business applications across multiple touch points. Blaze Software also provides related maintenance and consulting services. Blaze Software markets its products to a wide range of customers mainly in North America, Europe and the Pacific Rim primarily through a direct sales force. In March 2000, Blaze Software reincorporated in the State of Delaware.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Principals of consolidation

   The consolidated financial statements include the accounts of Blaze Software, Inc. and its wholly owned subsidiaries, Blaze Software GmbH, Blaze Software S.A.R.L., Blaze Software (UK) Ltd, Blaze Software Japan, Inc., and Blaze Software Australia Pty Ltd (together, "Blaze Software" or the "Company"). All material intercompany balances and transactions have been eliminated.

 Use of estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 Foreign currency translation

   The functional currency of Blaze Software's subsidiaries is the local currency. Accordingly, Blaze Software applies the current exchange rate to translate the subsidiaries' assets and liabilities and the weighted average exchange rate to translate the subsidiaries' revenues, expenses, gains and losses into U.S. dollars. Translation adjustments are included as a separate component of comprehensive income within stockholders' equity in the accompanying consolidated financial statements.

 Business risk and concentration of credit risk

   Blaze Software currently operates in a single business segment and revenue from continuing operations is principally attributable to the sale of software products and related maintenance, consulting and training services which are characterized by rapid technological advances, changes in customer requirements and industry standards. Any failure by Blaze Software to anticipate or to respond adequately to technological changes in its industry, changes in customer requirements or changes in industry standards, could have a material adverse effect on Blaze Software's business and operating results.

   Financial instruments which potentially subject Blaze Software to concentrations of credit risk consist primarily of temporary cash investments, including money market accounts. Blaze Software places its temporary cash investments with two major financial institutions. Deposits at any point in time may exceed the federally insured limits. Blaze Software performs ongoing credit evaluations of its customers' financial condition and does not require collateral. Blaze Software maintains allowances for potential credit losses and such losses have been within management's expectations.

                              BLAZE SOFTWARE, INC.
                          (FORMERLY NEURON DATA, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   As of March 31, 2000, two customers accounted for approximately 18% and 15% of the aggregate accounts receivable balance. As of March 31, 1999, one customer accounted for approximately 12% of the aggregate accounts receivable balance. For the fiscal year 2000 and 1999, one customer accounted for approximately 23% and 19% of total revenues, respectively. No customer accounted for 10% or more of total revenues in fiscal year 1998.

 Fair value of financial instruments

   Carrying amounts of certain Blaze Software's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued expenses and other liabilities approximate fair value due to their short maturities. Based upon borrowing rates currently available to Blaze Software for loans with similar terms, the carrying value of capital lease obligations approximate fair value.

 Cash equivalents and short-term investments

   Blaze Software invests its excess cash in money market accounts and debt instruments and considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents. Investments with an original maturity at the time of purchase of over three months are classified as short-term investments regardless of the maturity date as all investments are classified as available-for-sale and can be readily liquidated to meet current operational needs. The securities are carried at amortized cost, which approximates fair value. Fair value is based upon market prices quoted on the last day of the fiscal year.

   Unrealized gains and losses are reported as a separate component of stockholders' equity. The amortized cost of the debt securities is adjusted for the amortization of premiums and accretion of discounts to maturity. Such amortization, as well as any interest on the securities, is included in interest expense, net. Realized gains and losses and declines in value judged to be other-than-temporary are also included in interest expense, net and have not been material. The cost of securities sold is based on the specific identification method.

 Property and equipment

   Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives of the related assets, generally three to five years. Leased assets are amortized on a straight-line basis over the lesser of the estimated useful life or the lease term.

   Maintenance and repairs are charged to expense as incurred. When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations.

 Impairment of long-lived assets

   Blaze Software evaluates the recoverability of long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of ("SFAS No. 121"). SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

 Revenue recognition

   Blaze Software's revenues are derived from two sources: product license revenues and service revenues. Product license revenues are derived from product sales to end users and independent software vendors as well

                              BLAZE SOFTWARE, INC.
                          (FORMERLY NEURON DATA, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

as royalties from independent software vendors. Service revenues are derived from providing consulting and training, maintenance and support services to end users.

   Blaze Software recognizes revenues in accordance with the American Institute of Certified Public Accountants Statement of Position No. 97-2, Software Revenue Recognition, as amended. License revenues from sales to end users and systems integrators are recognized upon shipment of the product, if an executed agreement or purchase order has been received, the fee is fixed and determinable and collection is deemed probable. If an acceptance period is provided, revenue is recognized upon the earlier of customer acceptance or the expiration of that period. For enterprise application vendors, Blaze Software receives quarterly reports from these vendors on sell-through of Blaze Software products to end users. Blaze Software recognizes royalty revenues upon receipt of the quarterly reports from vendors. For sales made through distributors, Blaze Software recognizes revenues upon shipment of the product, if an executed agreement or purchase order has been received, the fee is fixed and determinable, collection is deemed probable, and the distributor has identified an end-user for the product. In those instances where a distributor has not identified a valid end-user for the product, the revenue is deferred. Distributors have no right of return.

   For contracts with multiple obligations (e.g., product licenses, maintenance and other services), Blaze Software allocates revenue to each component of the contract based on objective evidence of its fair value, which is based on the price when each component is sold separately, or when not sold separately, the price established by management. Blaze Software recognizes revenue allocated to undelivered products when the criteria for product revenue set forth above are met.

   Service revenues from consulting, installation and training are recognized as the related services are performed and collectibility is probable. Revenues from maintenance and support agreements, which includes product updates, are deferred and recognized on a straight-line basis over the term of the related agreement. Payments of maintenance fees are generally made in advance and are nonrefundable.

   Prior to the adoption of SOP 97-2, Blaze Software recognized revenue from the sale of products upon shipment if remaining obligations were insignificant, collection of resulting accounts receivable was probable and product returns reasonably estimable.

 Advertising

   Blaze Software expenses advertising costs as they are incurred. Advertising expense for the years ended March 31, 2000, 1999 and 1998 was approximately $1,517,000, $431,000 and $1,071,000, respectively.

 Income taxes

   Blaze Software accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. This statement prescribes the use of the liability method whereby deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and measured at tax rates that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets where it is more likely than not the deferred tax asset will not be realized.

 Stock-based compensation

   Blaze Software has elected to adopt the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation ("SFAS No. 123"). Blaze Software accounts for stock-based compensation using Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to

                              BLAZE SOFTWARE, INC.
                          (FORMERLY NEURON DATA, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

Employees, ("APB No. 25") and, accordingly, pro forma disclosures required under SFAS No. 123 have been presented (See Note 10). Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the deemed fair value of Blaze Software's common stock and the exercise price. Additionally, pursuant to SFAS No. 123, common stock issued to non-employees is accounted for at the fair value of the equity instruments issued, or at the fair value of the consideration received, whichever is more reliably measurable.

 Research and development expenditures

   Costs related to research, design and development of products are charged to research and development expense as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers. To date, attaining technological feasibility of Blaze Software's products and general release have substantially coincided. As a result, Blaze Software has not capitalized any software development costs.

 Net loss per share

   Blaze Software computes net loss per share in accordance with Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS No. 128"). Under the provisions of SFAS No. 128, basic net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common and common equivalent shares outstanding during the period. Options, warrants, mandatorily redeemable preferred stock and convertible preferred stock were not included in the computation of diluted net loss per share because the effect would be antidilutive.

                              BLAZE SOFTWARE, INC.
                          (FORMERLY NEURON DATA, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   A reconciliation of shares used in the calculation of basic and diluted net loss per share follows (in thousands, except per share amounts):

                                                     Years Ended March 31,
                                                    --------------------------
                                                      2000     1999     1998
                                                    --------  -------  -------
   Basic and diluted net loss per share:
   Numerator:
     Net loss from continuing operations........... $(26,424) $(5,848) $(3,631)
     Accretion of mandatorily redeemable preferred
      stock to redemption value....................     (442)  (1,258)  (1,040)
     Beneficial conversion feature of preferred
      stock........................................  (11,739)     --       --
                                                    --------  -------  -------
     Net loss from continuing operations
      attributable to common stockholders..........  (38,605)  (7,106)  (4,671)
     Income (loss) from operations of discontinued
      user interface business......................    2,657      248   (2,174)
                                                    --------  -------  -------
     Loss attributable to common stockholders...... $(35,948) $(6,858) $(6,845)
                                                    ========  =======  =======
   Denominator:
     Weighted average common shares outstanding....    5,913      444      283
     Weighted average unvested common shares
      subject to repurchase........................     (132)     (73)    (158)
                                                    --------  -------  -------
     Denominator for basic and diluted
      calculation..................................    5,781      371      125
                                                    ========  =======  =======
     Basic and diluted net loss per share
      attributable to common stockholders.......... $  (6.22) $(18.49) $(54.76)
                                                    ========  =======  =======
     Antidilutive securities including options,
      warrants and preferred stock not included in
      net loss per share calculations..............    4,479    7,392    7,502
                                                    ========  =======  =======

 Recent accounting pronouncements

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), which establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the type of hedging relationship that exists. SFAS 133 is effective for fiscal years beginning after June 15, 2000. Blaze Software is assessing the potential impact of this pronouncement on the financial statements; however, the Company does not expect any significant impact.

   In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 101, Revenue Recognition ("SAB 101"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance on disclosure related to revenue recognition policies. The Company believes that it currently complies with SAB 101.

                              BLAZE SOFTWARE, INC.
                          (FORMERLY NEURON DATA, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   In March 2000, the FASB issued Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation--An Interpretation of APB 25 (the "Interpretation"). This Interpretation clarifies (a) the definition of an employee for purposes of applying APB 25, (b) the criteria for determining whether a stock plan qualifies as a non-compensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. This Interpretation is effective July 1, 2000, but certain conclusions in this Interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. To the extent that this Interpretation covers events occurring during the period after December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying this Interpretation are recognized on a prospective basis from July 1, 2000. Blaze Software is assessing the potential impact of this Interpretation on the financial statements; however, the Company does not expect any significant impact.

 Reclassifications

   Certain amounts in the fiscal year 1999 and 1998 financial statements have been reclassified to conform to the fiscal year 2000 presentation.

NOTE 3--DISCONTINUED OPERATIONS:

   In December 1999, the Company's Board of Directors resolved to discontinue Blaze Software's entire user interface line of business. The accompanying financial statements have been prepared to reflect the historical results of operations and cash flows of the user interface business as discontinued operations for all periods presented.

 Balance sheet data (in thousands)

                                                                   As of March
                                                                       31,
                                                                   ------------
                                                                   2000   1999
                                                                   ----  ------
   Current assets................................................. $615  $1,183
   Current liabilities............................................  (24)    (70)
                                                                   ----  ------
   Net assets of discontinued operations.......................... $591  $1,113
                                                                   ====  ======

   The current assets and current liabilities noted above comprise accounts receivable and accounts payable, respectively.

 Income statement data (in thousands)

                                                     Years Ended March 31,
                                                    --------------------------
                                                     2000     1999      1998
                                                    -------  -------  --------
   Revenues........................................ $ 5,013  $ 9,094  $ 18,313
   Costs and expenses..............................  (2,356)  (8,846)  (20,487)
                                                    -------  -------  --------
   Income (loss) from discontinued operations...... $ 2,657  $   248  $ (2,174)
                                                    =======  =======  ========

                              BLAZE SOFTWARE, INC.
                          (FORMERLY NEURON DATA, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


 Cash flow data (in thousands)

                                                          Years Ended March
                                                                 31,
                                                         -------------------
                                                          2000   1999  1998
                                                         ------ ------ -----
   Net cash provided by (used in) discontinued
    operations.......................................... $3,109 $2,061 $(294)
                                                         ====== ====== =====

NOTE 4--FAIR VALUE OF CASH INVESTMENTS:

   Available-for-sale investments as of March 31, 2000, consists of the following (in thousands):

                                                 Gross      Gross    Estimated
                                     Amortized Unrealized Unrealized   Fair
                                       Cost      Gains      Losses     Value
                                     --------- ---------- ---------- ---------
   Municipal bonds..................  $12,000     $ --       $ --     $12,000
   Commercial paper.................   35,869       --        (20)     35,849
   Money market funds...............   17,346       --         --      17,346
                                      -------     ----       ----     -------
                                      $65,215     $ --       $(20)    $65,195
                                      =======     ====       ====     =======
   Included in cash and cash
    equivalents.....................                                  $53,197
   Included in short-term
    investments.....................                                   11,998
                                                                      -------
                                                                      $65,195
                                                                      =======

   The amortized cost and estimated fair value of investments in debt securities at March 31, 2000, by contractual maturity were as follows (in thousands):

                                                           Amortized Estimated
                                                             Cost    Fair Value
                                                           --------- ----------
   Due in 1 year or less..................................  $47,869   $47,849
                                                            =======   =======

NOTE 5--BALANCE SHEET COMPONENTS:

   Property and equipment consists of the following (in thousands):

                                                               As of March 31,
                                                               ----------------
                                                                2000     1999
                                                               -------  -------
   Computer equipment......................................... $ 2,636  $ 1,626
   Furniture and fixtures.....................................     463      337
   Leasehold improvements.....................................     316      412
                                                               -------  -------
                                                                 3,415    2,375
   Less: accumulated depreciation and amortization............  (1,482)  (1,589)
                                                               -------  -------
                                                               $ 1,933  $   786
                                                               =======  =======

   Property and equipment under capital leases, included in the above table, consist of the following (in thousands):

                                                               As of March 31,
                                                               ----------------
                                                                2000     1999
                                                               -------  -------
   Computer equipment......................................... $   705  $   268
   Less: accumulated amortization.............................    (322)    (206)
                                                               -------  -------
                                                                 $ 383  $    62
                                                               =======  =======

                              BLAZE SOFTWARE, INC.
                          (FORMERLY NEURON DATA, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   The amortization of assets recorded under capital leases is included within depreciation expense.

   Accrued expenses consist of the following (in thousands):

                                                                   As of March
                                                                       31,
                                                                  -------------
                                                                   2000   1999
                                                                  ------ ------
   Accrued compensation.......................................... $1,622 $  617
   Sales and income tax payable..................................  1,276    975
   Other accrued liabilities.....................................  4,548  1,281
                                                                  ------ ------
                                                                  $7,446 $2,873
                                                                  ====== ======

NOTE 6--BANK BORROWINGS:

   Blaze Software had a line of credit facility with Coast Business Credit, a division of Southern Pacific Bank, whereby Blaze Software could borrow up to 80% of eligible United States and United Kingdom accounts receivable with a maximum borrowing of $5,000,000. Borrowings under the facility bore interest at the prime rate plus 3% (10.75% as of March 31, 1999) and were collateralized by certain assets of Blaze Software. As of March 31, 1999, Blaze Software had borrowed $1,631,000 under this facility. The facility was repaid and terminated in March 2000.

   In November 1998, Blaze Software entered into a bridge loan agreement with several of its existing investors totaling $1.5 million. The loan bore interest at the rate of 25%, was subordinated to the agreement between Blaze Software and Coast Business Credit, and was collateralized by certain assets of Blaze Software. The bridge loan was converted into 2,777,778 shares of Series AA Preferred Stock in June 1999.

NOTE 7--INITIAL PUBLIC OFFERING:

   In March 2000, Blaze Software completed its initial public offering and issued 4,000,000 shares of its common stock to the public at a price of $16.00 per share. Blaze Software received net proceeds of approximately $57,090,000 in cash. Upon the closing the offering, all of the outstanding shares of the Series AA and BB convertible preferred stock were converted into an aggregate of 10,369,000 shares of common stock. In addition, the underwriters exercised their over-allotment option, see Note 15, Subsequent Events.

NOTE 8--MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK:

   In June 1999, Blaze Software converted all of its outstanding mandatorily redeemable preferred stock into common stock at the applicable conversion rates.

NOTE 9--STOCKHOLDERS EQUITY:

 Reverse Stock Split

   In March 2000, Blaze Software's stockholders approved a 1-for-2 reverse stock split of the Company's preferred and common stock. All share data information has been restated to reflect the reverse stock split.

 Series B Preferred Stock

   In June 1999, Blaze Software converted all of its outstanding Series B preferred stock into shares of common stock.

                              BLAZE SOFTWARE, INC.
                          (FORMERLY NEURON DATA, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


 Preferred Stock Warrants

   In December 1996, warrants to purchase 107,143 shares of the Company's Series B preferred stock were issued at a price per share of $5.60. These warrants expired in December 1999. The fair value of these warrants was not material to the financial statements.

 Series AA and BB Preferred Stock

   In June 1999 and September 1999, Blaze Software issued 8,134,839 and 281,376 shares, respectively, of Series AA convertible preferred stock at a price of $0.54 per share. Net proceeds to Blaze Software were cash of $2.8 million and the cancellation of indebtedness of $1.6 million. Prior to the issuance of Series AA convertible preferred stock, Blaze Software converted all of its outstanding shares of Series A, Series B, Series C Series D, and Series F convertible preferred stock into common stock and all of its warrants for Series E preferred stock into warrants for common stock at the applicable conversion rates in effect for each series. The issuance in September 1999 resulted in a beneficial conversion feature of approximately $2.2 million, calculated in accordance with Emerging Issues Task Force No. 98-5, which resulted in an immediate charge to additional paid-in capital.

   On December 31, 1999 1,952,735 shares of Series BB preferred stock were issued for gross proceeds of approximately $13.9 million. The issuance resulted in a beneficial conversion feature of approximately $9.5 million, calculated in accordance with Emerging Issues Task Force No. 98-5, which resulted in an immediate charge to additional paid-in capital.

   In March 2000, all shares of Series AA and BB preferred stock were converted to shares of common stock effective with the Company's initial public offering.

 Delaware Reincorporation

   In March 2000, Blaze Software reincorporated in the State of Delaware. The par value of the preferred and common stock is $0.0001 per share. All share data information has been restated to reflect the reincorporation.

 Preferred Stock

   In March 2000, Blaze Software's Certificate of Incorporation was amended to authorize 10,000,000 shares of preferred stock. The Board of Directors has the authority to fix or alter the designation, powers, preferences and rights of the shares of preferred stock, and the qualifications, limitations or restrictions to any unissued series of preferred stock.

 Common Stock

   In March 2000, Blaze Software's stockholders approved an increase in the authorized number of common shares from 54,000,000 shares to 200,000,000 shares. Each share of common stock has the right to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding at the time having priority rights as to dividends.

                              BLAZE SOFTWARE, INC.
                          (FORMERLY NEURON DATA, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   Blaze Software has reserved shares of common stock for future issuance as of March 31, 2000 as follows (in thousands):

   Options outstanding.................................................... 4,478
   Options available for future grants.................................... 1,059
   Shares available for the employee stock purchase plan..................   750
   Outstanding warrants for common stock..................................     1
                                                                           -----
                                                                           6,288
                                                                           =====

 Common Stock Warrants

   The following table summarizes the activity on common stock warrants:

                                                       Common Stock Warrants
                                                      -------------------------
                                                              Exercise
                                                      Shares   Price    Amount
                                                      ------  -------- --------
   Balance, April 1, 1997............................  5,000             28,000
   Warrants granted..................................  1,005   $5.60      5,625
                                                      ------           --------
   Balance, March 31, 1998 and 1999..................  6,005           $ 33,625
   Warrants exercised................................ (5,000)  $5.60    (28,000)
                                                      ------           --------
   Balance, March 31, 2000...........................  1,005           $  5,625
                                                      ------           --------

   The fair value of these common stock warrants is not material to these financial statements.

NOTE 10--EMPLOYEE BENEFIT PLANS:

 Tax Deferred Savings Plan

   The Company has a savings plan that is intended to qualify as a deferred salary arrangement under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Savings Plan"). All full-time employees of Blaze Software are eligible to participate in the Savings Plan pursuant to the terms of the plan. Participants may defer up to 15 percent of their pre-tax earnings (up to the Internal Revenue Service limit). The Company matches 25 percent of employee contributions up to a maximum of $1,000 per employee. The participants' as well as the Company's matching contributions are fully vested. Company contributions to the Savings Plan were approximately $ 47,000, $ 40,000 and $ 45,000 for fiscal 2000, 1999 and 1998, respectively.

 Stock Option Plans

   In 1986, Blaze Software adopted the 1986 Stock Option Plan (the "1986 Plan") and had 1,254,500 shares of Common Stock reserved for issuance thereunder. In 1996, the 1986 Plan was discontinued and replaced with the 1996 Stock Option Plan (the "1996 Plan"). Under the 1996 Plan, Blaze Software reserved
5,753,429 shares of common stock for issuance, and in March 2000, stockholders approved an increase in the number of shares available under the 1996 Plan by 1,250,000 shares, to bring the total number of shares available under the 1996 Plan to 7,003,429. In March 2000, stockholders approved the 2000 Stock Option Plan (the "2000 Plan") and reserved 250,000 shares of common stock for future issuance under this plan, plus any shares which have been reserved but unissued under the 1996 stock plan, any shares returned to the 1996 stock plan, and an annual increases equal to the lesser of: (1) 50,000 shares, (2) 4% of the outstanding shares or (3) a lesser amount determined by the board of directors. Pursuant to the terms of the 1996 Plan and 2000 Plan, on March 8, 2000 a total of 1,163,198 shares, representing all of the shares that had been reserved but unissued under the 1996 Plan, were transferred to the pool of shares reserved for issuance under the 2000 Plan. This brought the total number of shares reserved for issuance under the 2000 Plan to 1,413,198.

                              BLAZE SOFTWARE, INC.
                          (FORMERLY NEURON DATA, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   Options granted under the 1996 Plan and the 2000 Plan (the "Plans") may be incentive stock options or nonqualified stock options and shall be granted at a price not less than 100% or 85% of fair market value, respectively, or at a price not less than 110% of fair market value under certain circumstances. Fair market value (as defined in the Plans) and the vesting, of these options shall be determined by Blaze Software's Board of Directors. The options expire no later than 10 years from the date of grant. Unvested options on termination of employment are canceled and returned to the Plans. Options can be exercised from the date of issuance, even though they have not fully vested. Such shares are subject to repurchase on a pro rata basis over a four-year period from the date of issuance. As of March 31, 2000 and 1999, there were approximately 734,400 and 73,500 shares, respectively, subject to repurchase, at a weighted average price of $ 0.73 per share and $0.56 per share, respectively. During fiscal year 2000 and 1999, approximately 13,100 and 157,500 shares, respectively, were repurchased.

   Shares acquired under the Plans are subject to Stock Purchase Agreements, which provide Blaze Software with a right of first refusal and grant Blaze Software repurchase rights for unvested shares, at their original cost.

   Options granted under the Plans have a term of ten years measured from the grant date and are initially unvested. Participants vest in the option shares granted over a four-year period with (i) twenty-five percent of the option shares vesting upon the completion of one year of service, and (ii) the balance of the option shares in thirty-six successive equal monthly installments upon the participants completion of each additional month of service.

   A summary of the status of Blaze Software's stock option plans as of March 31, 1998, 1999, and 2000 and changes during the years ended on these dates is presented below (in thousands, except per share amounts):

                                                         Options Outstanding
                                                      --------------------------
                                                                        Weighted
                                                                        Average
                                                                        Exercise
                                                       Shares   Number   Price
                                                      Available   of      per
                                                      for Grant Shares   Share
                                                      --------- ------  --------
   Options outstanding at April 1, 1997..............     253    1,231   $0.56
   Granted...........................................    (673)     673   $0.62
   Exercised.........................................     --      (173)  $0.56
   Canceled..........................................     425     (425)  $0.57
                                                       ------   ------   -----
   Options outstanding at March 31, 1998.............       5    1,306   $0.59
   Additional shares reserved........................     104      --      --
   Granted...........................................    (625)     625   $0.80
   Exercised.........................................     --       (98)  $0.57
   Canceled..........................................     637     (637)  $0.59
                                                       ------   ------   -----
   Options outstanding at March 31, 1999.............     121    1,196   $0.70
   Additional shares reserved........................   5,706      --      --
   Granted...........................................  (4,970)   4,970   $1.83
   Exercised.........................................     --    (1,486)  $0.51
   Canceled..........................................     202     (202)  $1.42
                                                       ------   ------   -----
   Options outstanding at March 31, 2000.............   1,059    4,478   $1.98
                                                       ======   ======   =====

                              BLAZE SOFTWARE, INC.
                          (FORMERLY NEURON DATA, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   The following table summarizes information concerning options outstanding and exercisable under the Plans as of March 31, 2000:

                                            Options Outstanding and Exercisable
                                            ------------------------------------
                                                            Weighted-
                                                             Average
                                                            Remaining  Weighted-
                                                           Contractual  Average
                                              Number of       Life     Exercise
   Range of Exercise Price                      Shares       (Years)     Price
   -----------------------                  -------------- ----------- ---------
                                            (in thousands)
    $0.10..................................     2,368         9.43      $ 0.10
    $0.56..................................       116         6.79      $ 0.56
    $0.80..................................       618         8.33      $ 0.80
    $1.00-$2.00............................       394         9.61      $ 1.16
    $6.00..................................       613         9.83      $ 6.00
    $8.00-$16.00...........................       369         9.96      $10.67
                                                -----
                                                4,478         9.32      $ 1.98
                                                =====

 2000 Employee Stock Purchase Plan

   In February 2000, the Board of Directors adopted the 2000 Employee Stock Purchase Plan (the "ESPP"), which is designated to allow eligible employees of the Company to purchase shares of common stock at semiannual intervals through periodic payroll deductions. An aggregate of 750,000 shares of common stock have been reserved for the ESPP, and no shares have been issued through March 31, 2000. The ESPP permits eligible employees to purchase common stock through payroll deductions of up to 15% of an employee's compensation, up to a maximum of $25,000 for all purchases ending within the same calendar year. Each offering period will run for twenty-four months and consist of four six-month purchase periods. The price at which common stock will be purchased under the ESPP is equal to 85% of the fair market value of the common stock on the first day of the offering period or the last day of each purchase period, whichever is lower.

 Stock-based compensation

   In connection with certain stock option grants during the year ended March 31, 2000, Blaze Software recorded stock-based compensation totaling $37.6 million, which is being amortized in accordance with FASB Interpretation No. 28 over the vesting periods of the related options, which is generally four years. Stock-based compensation amortization recognized during the year ended March 31, 2000 totaled $16.4 million. If the stock-based compensation for the year ended March 31, 2000 had been allocated across the relevant functional expense categories within operating expenses, it would be allocated as follows:

                                                                      Year Ended
                                                                      March 31,
                                                                         2000
                                                                      ----------
   Research and development..........................................  $ 3,651
   Selling and marketing.............................................    4,300
   General and administrative........................................    8,449
                                                                       -------
                                                                       $16,400
                                                                       =======

                              BLAZE SOFTWARE, INC.
                          (FORMERLY NEURON DATA, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


 Fair value disclosures

   The following information concerning Blaze Software's stock option plans is provided in accordance with SFAS No. 123. Blaze Software accounts for such plans in accordance with APB No. 25.

   The fair value of each option grant has been estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions for grants:

                                                          Years Ended March 31,
                                                         -----------------------
                                                          2000    1999    1998
                                                         ------- ------- -------
   Risk-free interest rate..............................    5.7%    4.7%    5.3%
   Expected life........................................ 5 years 5 years 5 years
   Dividend yield.......................................     --      --      --
   Expected volatility..................................      0%      0%      0%

   For purposes of pro forma disclosures, the estimated fair value of the options are amortized over the option's vesting period. Blaze Software pro forma information follows (in thousands, except per share amounts):

                                                    Years ended March 31,
                                                   --------------------------
                                                     2000     1999     1998
                                                   --------  -------  -------
   Net loss attributable to common stockholders... $(35,948) $(6,858) $(6,845)
                                                   ========  =======  =======
   Net loss--FAS 123 adjusted..................... $(36,119) $(6,896) $(6,896)
                                                   ========  =======  =======
   Net loss per share--as reported
     Basic and diluted............................ $  (6.22) $(18.49) $(54.76)
                                                   ========  =======  =======
   Net loss per share--FAS 123 adjusted
     Basic and diluted............................ $  (6.25) $(18.59) $(55.17)
                                                   ========  =======  =======

   The weighted-average fair value of options granted in fiscal 2000, 1999 and 1998 was $0.44, $0.18 and $0.14, respectively.

   The effects of applying SFAS No. 123 in this pro forma disclosure may not be indicative of future amounts. Additional awards in future periods are anticipated.

NOTE 11--COMPREHENSIVE INCOME:

   Under Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130") Blaze Software displays all items required to be recognized under accounting standards as components of its comprehensive income.

                              BLAZE SOFTWARE, INC.
                          (FORMERLY NEURON DATA, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   The comprehensive loss presented in the accompanying statements of operations consists of the net unrealized gains and losses on available-for-sale-investments and foreign currency translation adjustments, net of the related tax effects for all periods presented. The tax effects for other comprehensive income were immaterial for all periods presented. The balances for each component of accumulated other comprehensive income are as follows (in thousands):

                                                                       As of
                                                                     March 31,
                                                                     ----------
                                                                     2000  1999
                                                                     ----  ----
   Cumulative translation adjustments............................... $509  $290
   Unrealized gain/(loss) on investments............................  (20)  --
                                                                     ----  ----
   Accumulated other comprehensive income........................... $489  $290
                                                                     ====  ====

NOTE 12--COMMITMENTS AND CONTINGENCIES:

   Blaze Software leases administrative, engineering and sales facilities in the United States, the United Kingdom, France, Germany, Japan and Australia under noncancelable operating leases that expire at various dates through 2005. Blaze Software is generally responsible for insurance and property taxes. Blaze Software's primary lease in San Jose, California, is subject to annual payment increases based on the consumer price index. Blaze Software also leases computer equipment under leases classified as capital leases.

   The Company's primary building lease for its corporate headquarters is secured by a certificate of deposit of $702,000. This deposit has been classified as restricted cash on the balance sheet as of March 31, 2000.

   As of March 31, 2000, the aggregate future minimum lease payments under all noncancelable leases are as follows (in thousands):

                                                               Capital Operating
                                                               Leases   Leases
                                                               ------- ---------
   Year Ended March 31,
   2001.......................................................  $ 265   $2,191
   2002.......................................................    238    1,846
   2003.......................................................     80    1,772
   2004.......................................................    --     1,675
   2005.......................................................    --     1,367
                                                                -----   ------
     Total minimum lease payments.............................    583   $8,851
                                                                        ======
   Less: amount representing interest.........................   (151)
                                                                -----
   Present value of capital lease obligations.................    432
   Current portion............................................   (176)
                                                                -----
   Long-term portion..........................................  $ 256
                                                                =====

   Rent expense in fiscal years 2000, 1999 and 1998 was approximately $976,000, $1,002,000 and $871,000, respectively.

                              BLAZE SOFTWARE, INC.
                          (FORMERLY NEURON DATA, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


 Employment agreements

   Blaze Software has entered into employment agreements with certain officers of the Company. Some employment agreements also provide for severance in the event the individual is terminated without cause.

 Litigation

   From time to time, Blaze Software may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against Blaze Software, the ultimate disposition of which would have a material impact on Blaze Software's financial position or results of operations. On January 6, 2000, a founder and former director of Blaze Software, notified the Company of claims that he may assert against Blaze Software. The founder and former director contends that his personal equity ownership of Blaze Software was diluted improperly in connection with our Series AA preferred stock financing that closed in June and September 1999. In particular, he contends that he was wrongfully denied the opportunity to purchase shares at a price of $0.54 per share in connection with the financing, and that the financing was otherwise unfair and benefited participating stockholders. If he had participated in the financing, he would have been able to purchase up to 1,710,949 shares. The Company believes that his assertions are without merit and intend to vigorously defend any claims that he may bring against Blaze Software. On March 17, 2000, the Company filed a complaint against the founder and former director in the United States District Court for the Northern District of California asking for declaratory relief regarding his allegations. However, should any litigation be decided adversely to the Company, Blaze Software may be required to pay substantial damages or issue additional shares to him. In addition, other stockholders that did not participate in the financing may assert similar claims against the Company. If the Company is required to issue additional shares to him or other stockholders, then-existing stockholders would experience dilution of their ownership and the Company would need to record an accounting charge in the statement of operations equal to the fair market value of the shares at the time of issuance.

NOTE 13--INCOME TAXES:

   The components of income tax expense consisted of the following (in thousands):

                                                              Years ended March
                                                                     31,
                                                              -----------------
                                                              2000  1999  1998
                                                              ----- ----- -----
   Current:
     Federal................................................. $ --  $ --  $ --
     Foreign.................................................   149    82    68
     State...................................................     4     5   --
   Deferred--federal and state...............................   --    --    --
                                                              ----- ----- -----
     Income tax expense...................................... $ 153 $  87 $  68
                                                              ===== ===== =====

                              BLAZE SOFTWARE, INC.
                          (FORMERLY NEURON DATA, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   The components of net deferred tax assets were as follows (in thousands):

                                                              As of March 31,
                                                              -----------------
                                                                2000     1999
                                                              --------  -------
   Accrued liabilities....................................... $    846  $   576
   Deferred revenue..........................................       20       12
   Net operating loss carryforwards..........................    7,906    6,702
   Credit carryforwards and other............................    2,099    1,428
                                                              --------  -------
                                                                10,871    8,718
   Valuation allowance.......................................  (10,871)  (8,718)
                                                              --------  -------
     Net deferred tax assets................................. $    --   $   --
                                                              ========  =======

   Due to the uncertainty surrounding the realization of the deferred tax asset in future tax returns, Blaze Software has placed a valuation allowance against its net deferred tax assets. The valuation allowance increased by $2,153,000, $1,618,000 and $1,969,000 during fiscal years 2000, 1999 and 1998, respectively.

   Blaze Software's expected U.S. Federal statutory income tax rate (34%) differs from the effective tax rate as follows:

                              Years ended March
                                     31,
                              ---------------------
                              2000    1999    1998
                              -----   -----   -----
   "Expected" income
    benefit.................. (34.0)% (34.0)% (34.0)%
   Net operating loss not
    benefited................  10.5    34.0    34.0
   Foreign income and
    withholding taxes........   1.0     1.6     1.4
   Stock compensation........  23.5     --      --
                              -----   -----   -----
     Effective tax rate......   1.0 %   1.6 %   1.4 %
                              =====   =====   =====

   At March 31, 2000, Blaze Software had available net operating loss carryforwards of approximately $22,454,000 and $6,987,000 to offset future federal and state taxable income, respectively. At March 31, 2000, Blaze Software also had available research and development credit carryforwards and other credit carryforwards of approximately $1,297,000 and $479,000 to offset future federal and state taxable income, respectively, and foreign tax credits of approximately $322,000 available to offset future federal taxable income. These carryforwards expire from 2000 to 2010.

   For federal and state tax purposes, a portion of Blaze Software's net operating loss carryforwards may be subject to certain limitation on annual utilization in case of a change in ownership, as defined by federal and state tax law.

                              BLAZE SOFTWARE, INC.
                          (FORMERLY NEURON DATA, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


NOTE 14--SEGMENT INFORMATION:

   Blaze Software, which operates in a single business segment, develops and licenses component-based development software for building business-critical applications and also provides related maintenance and consulting services. Operations of Blaze Software's overseas subsidiaries consist of product license revenues and service revenues.

   Intercompany transfers between geographic areas are accounted for at prices that approximate arm's length transactions.

   Information regarding geographic areas at March 31, 2000, 1999 and 1998, and for each of the years then ended, is as follows (in thousands):

Geographic Area           Americas  Europe   Pacific Rim Eliminations  Total
---------------           --------  -------  ----------- ------------ --------
March 31, 2000 and for
 the year then ended:
  Sales to unaffiliated
   customers............. $ 15,112  $ 2,137    $   947     $    --    $ 18,196
                          --------  -------    -------     --------   --------
  Operating (loss)
   income................  (24,446)    (335)    (1,388)         --     (26,169)
                          --------  -------    -------     --------   --------
  Liabilities--continued
   operations............   15,679    6,981      4,487      (14,533)    12,614
  Liabilities--
   discontinued
   operations............      (24)     --         --           --         (24)
                          --------  -------    -------     --------   --------
    Total Liabilities....   15,655    6,981      4,487      (14,533)    12,590
                          --------  -------    -------     --------   --------
  Identifiable assets--
   continued operations..   84,962    6,053      1,610      (14,881)    77,744
  Identifiable assets--
   discontinued
   operations............      209      223        183          --         615
                          --------  -------    -------     --------   --------
    Total Identifiable
     assets.............. $ 85,171  $ 6,276    $ 1,793     $(14,881)  $ 78,359
                          ========  =======    =======     ========   ========
March 31, 1999 and for
 the year then ended:
  Sales to unaffiliated
   customers............. $  6,933  $ 1,563    $   558     $    --    $  9,054
                          --------  -------    -------     --------   --------
  Operating (loss)
   income................   (4,944)    (603)        35          --      (5,512)
                          --------  -------    -------     --------   --------
  Liabilities--continued
   operations............   13,718    5,764      3,838      (12,164)    11,156
  Liabilities--
   discontinued
   operations............      (70)     --         --           --         (70)
                          --------  -------    -------     --------   --------
    Total Liabilities....   13,648    5,764      3,838      (12,164)    11,086
                          --------  -------    -------     --------   --------
  Identifiable assets--
   continued operations..   11,233    5,408      2,320      (12,379)     6,582
  Identifiable assets--
   discontinued
   operations............      417      416        350           --      1,183
                          --------  -------    -------     --------   --------
    Total Identifiable
     assets.............. $ 11,650  $ 5,824      2,670     $(12,379)  $  7,765
                          ========  =======    =======     ========   ========
March 31, 1998 and for
 the year then ended:
  Sales to unaffiliated
   customers............. $  3,492  $   808    $    62     $    --    $  4,362
                          --------  -------    -------     --------   --------
  Operating (loss)
   income................   (1,452)  (1,713)       195          --      (2,970)
                          --------  -------    -------     --------   --------
  Liabilities--continued
   operations............   15,041    4,502      3,307      (11,498)    11,352
  Liabilities--
   discontinued
   operations............      441      --         --           --         441
                          --------  -------    -------     --------   --------
    Total Liabilities....   15,482    4,502      3,307      (11,498)    11,793
                          --------  -------    -------     --------   --------
  Identifiable assets--
   continued operations..   16,472    4,034      1,453      (11,714)    10,245
  Identifiable assets--
   discontinued
   operations............    1,643      927      1,039          --       3,609
                          --------  -------    -------     --------   --------
    Total Identifiable
     assets.............. $ 18,115  $ 4,961    $ 2,492      (11,714)    13,854
                          ========  =======    =======     ========   ========

                              BLAZE SOFTWARE, INC.
                          (FORMERLY NEURON DATA, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


NOTE 15--SUBSEQUENT EVENTS

   In April 2000, in connection with the initial public offering, the underwriters purchased an additional 600,000 shares of common stock as a result of the exercise of their over-allotment option. This sale resulted in additional net proceeds of approximately $8,800,000.

   On June 20, 2000, Brokat Infosystems AG and Blaze Software announced that the companies had entered into a definitive agreement for Brokat to acquire Blaze Software in a stock-for-stock merger, subject to the approval of Blaze Software stockholders, regulatory agencies and other customary closing conditions. Under the terms of the agreement, Blaze Software stockholders will receive an American Depositary Share equivalent of 0.1826 of a Brokat ordinary share in exchange for each share of Blaze Software common stock. Based on Brokat's closing price on June 19, 2000, the acquisition is valued at approximately $560 million. The merger is intended to be accounted for as a purchase, tax-free to Blaze Software stockholders, and is expected to close in September 2000.

                              BLAZE SOFTWARE, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                                            June 30,    March
                                                              2000     31, 2000
                                                           ----------- --------
                                                           (unaudited)   (a)
                          ASSETS
                          ------
Current assets:
  Cash and cash equivalents...............................  $ 45,099   $ 57,295
  Short-term investments..................................    22,821     11,998
  Accounts receivable, net................................     5,444      4,939
  Prepaid expenses and other current assets...............     1,973      1,108
                                                            --------   --------
    Total current assets..................................    75,337     75,340
Property and equipment, net...............................     3,223      1,933
Restricted cash...........................................       716        702
Deposits and other assets.................................       369        384
                                                            --------   --------
    Total assets..........................................  $ 79,645   $ 78,359
                                                            ========   ========
           LIABILITIES AND STOCKHOLDERS' EQUITY
           ------------------------------------
Current liabilities:
  Accounts payable........................................  $    914   $  1,972
  Current portion of capital lease obligations............       173        176
  Accrued expenses........................................     6,261      7,446
  Deferred revenue........................................     2,485      2,728
                                                            --------   --------
    Total current liabilities.............................     9,833     12,322
Long-term liabilities:
  Capital lease obligations, net of current portion.......       211        256
  Other long-term liabilities.............................        34         12
                                                            --------   --------
    Total liabilities.....................................    10,078     12,590
                                                            --------   --------
Commitments and contingencies

Stockholders' equity:
  Preferred stock.........................................       --         --
  Common stock............................................         2          2
  Additional paid-in capital..............................   153,385    144,642
  Accumulated other comprehensive income..................       318        489
  Unearned stock-based compensation.......................   (16,876)   (21,207)
  Accumulated deficit.....................................   (67,262)   (58,157)
                                                            --------   --------
    Total stockholders' equity............................    69,567     65,769
                                                            --------   --------
Total liabilities and stockholders' equity................  $ 79,645   $ 78,359
                                                            ========   ========

--------
(a) The balance sheet at March 31, 2000 has been derived from the audited consolidated financial statements at that date.

  The accompanying notes are an integral part of these consolidated financial statements.

                              BLAZE SOFTWARE, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              (in thousands, except per share amounts--unaudited)

                                                                Three Months
                                                               Ended June 30,
                                                               ----------------
                                                                2000     1999
                                                               -------  -------
Net revenues:
  Product licenses...........................................  $ 3,320  $ 1,394
  Services and maintenance...................................    3,914    1,926
                                                               -------  -------
    Total revenues...........................................    7,234    3,320
                                                               -------  -------
Cost of revenues:
  Product licenses...........................................       10       10
  Services and maintenance...................................    3,194    1,187
                                                               -------  -------
    Total cost revenues......................................    3,204    1,197
                                                               -------  -------
Gross profit.................................................    4,030    2,123
                                                               -------  -------
Operating expenses:
  Research and development...................................    1,902    1,260
  Sales and marketing........................................    5,959    1,894
  General and administrative.................................    1,838      638
  Stock-based compensation...................................    4,330      --
                                                               -------  -------
    Total operating expenses.................................   14,029    3,792
                                                               -------  -------
Operating loss...............................................   (9,999)  (1,669)
Interest expense.............................................      (28)    (112)
Other income and (expense), net..............................    1,050       10
                                                               -------  -------
Net loss from continuing operations before income taxes......   (8,977)  (1,771)
Provision for income taxes...................................       (6)     (12)
                                                               -------  -------
Net loss from continuing operations..........................   (8,983)  (1,783)
Discontinued operations:
  Income (loss) from operations of discontinued user
   interface business (net of income taxes)..................     (121)     652
                                                               -------  -------
Net loss.....................................................   (9,104)  (1,131)
Accretion of mandatorily redeemable preferred stock to
 redemption value............................................      --      (442)
                                                               -------  -------
Net loss attributable to common stockholders.................   (9,104)  (1,573)
Other comprehensive income (loss), net of tax:
  Unrealized loss on investments.............................      (35)     --
  Translation adjustments....................................     (136)    (111)
                                                               -------  -------
Comprehensive loss...........................................  $(9,275) $(1,684)
                                                               =======  =======
Basic and diluted net loss per common share attributable to
 common stockholders:
  Loss from continuing operations............................  $ (0.41) $ (1.01)
  Earnings/(loss) from discontinued operations...............    (0.01)    0.30
                                                               -------  -------
Basic and diluted net loss per common share attributable to
 common stockholders.........................................  $ (0.42) $ (0.71)
                                                               =======  =======
Number of shares used in the calculation of basic and diluted
 net loss per share..........................................   21,864    2,211
                                                               =======  =======

  The accompanying notes are an integral part of these consolidated financial statements.

                              BLAZE SOFTWARE, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (in thousands--unaudited)

                                                                Three Months
                                                               Ended June 30,
                                                              -----------------
                                                                2000     1999
                                                              --------  -------
Cash flows from operating activities:
Net loss....................................................  $ (9,104) $(1,131)
Add (deduct) loss (income) from discontinued operations.....       121     (652)
                                                              --------  -------
Loss from continuing operations.............................    (8,983)  (1,783)
Adjustments to reconcile net loss to net cash used in
 operating activities:
  Depreciation and amortization.............................       232      119
  Amortization of stock-based compensation..................     4,330      --
  Changes in assets and liabilities:
   Accounts receivable......................................    (1,062)     242
   Prepaid expenses and other...............................      (865)     (54)
   Accounts payable.........................................    (1,034)    (441)
   Accrued expenses ........................................    (1,185)     452
   Deferred revenue.........................................      (243)    (608)
   Deposits and other assets................................        15      213
   Other long-term liabilities..............................        22      --
                                                              --------  -------
Net cash used in continuing operations......................    (8,773)  (1,860)
Net cash provided by discontinued operations................       412      674
                                                              --------  -------
     Net cash used in operating activities..................    (8,361)  (1,186)
                                                              --------  -------
Cash flows from investing activities:
Capital expenditures........................................    (1,522)     (20)
Purchases of short-term investments, net....................   (10,858)     --
                                                              --------  -------
     Net cash used in investing activities..................   (12,380)     (20)
                                                              --------  -------
Cash flows from financing activities:
Repayment of note payable...................................       --       (43)
Payments of principal under capital lease financing.........       (48)     (31)
Bank borrowings, net........................................       --       102
Proceeds from issuance of Common Stock......................     8,769       15
Repurchase of Common Stock..................................       (26)     --
Proceeds from issuance of Preferred Stock warrants, Series D
 and Series E (net of issuance costs).......................       --        36
Proceeds from issuance of Preferred Stock, Series AA (net of
 issuance costs)............................................       --     2,860
Increase in restricted cash.................................       (14)     --
                                                              --------  -------
     Net cash provided by financing activities..............     8,681    2,939
                                                              --------  -------
Effect of exchange rate changes in cash.....................      (136)    (111)
                                                              --------  -------
Net increase (decrease) in cash and cash equivalents........   (12,196)   1,622
Cash and cash equivalents at beginning of period............    57,295    2,129
                                                              --------  -------
Cash and cash equivalents at end of period..................  $ 45,099  $ 3,751
                                                              ========  =======
Supplemental non-cash investing and financing activities:
Assets acquired under capital lease obligations.............  $    --   $    22
Accretion of cumulative dividends on Preferred Stock........  $    --   $   442
Conversion of bridge loan to Preferred Stock................  $    --   $ 1,596
Conversion of Mandatorily Redeemable Preferred Stock to
 Common Stock...............................................  $    --   $20,882
Write-off of property and equipment.........................  $    --   $ 3,761

  The accompanying notes are an integral part of these consolidated financial statements.

                              BLAZE SOFTWARE, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--FORMATION AND BUSINESS OF THE COMPANY

   Blaze Software, Inc. ("Blaze Software" or the "Company") was incorporated in California as Neuron Data, Inc. in 1985. The Company changed its name to Blaze Software, Inc. in August 1999 and reincorporated in the State of Delaware in March 2000. Blaze Software develops and licenses infrastructure software that enables adaptable and personalized interactions that are consistent across all company communication channels, or touch points. This software enables companies to implement their policies, practices and procedures, or business rules, in e-business applications across multiple touch points. Blaze Software also provides related maintenance and consulting services. Blaze Software markets its products to a wide range of customers mainly in North America, Europe and the Pacific Rim primarily through a direct sales force.

NOTE 2--BASIS OF PRESENTATION

 Interim Financial Statements

   The accompanying condensed consolidated financial statements include the accounts of Blaze Software and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation. The financial results and related information as of June 30, 2000 and for the three month periods ended June 30, 2000 and 1999 are unaudited. The balance sheet at March 31, 2000, has been derived from the audited consolidated financial statements as of that date but does not necessarily reflect all of the informational disclosures previously reported in accordance with accounting principles generally accepted in the United States. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all necessary adjustments, consisting of normal recurring adjustments, to fairly state the Company's financial position, results of operations, and cash flows for the periods indicated. The accompanying condensed consolidated financial statements should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations included in this Form 10-Q and the consolidated financial statements and notes thereto included with the Company's Form 10-K and other documents that have been filed with the Securities and Exchange Commission ("SEC"). The results of the Company's operations for the interim periods presented are not necessarily indicative of operating results for the full fiscal year or any future interim periods.

 Discontinued Operations

   In December 1999, the Company's Board of Directors resolved to discontinue Blaze Software's entire user interface line of business. The accompanying condensed consolidated financial statements have been prepared to reflect the historical results of operations and cash flows of the user interface line of business as discontinued operations for all periods presented. In July 2000, the Company sold its user interface line of business, effective as of May 1, 2000. See Note 8, Subsequent Events. Revenues from the discontinued operations were $174,000 for the three months ended June 30, 2000 and $1.2 million for the three months ended June 30, 1999.

NOTE 3--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Net loss per share

   Blaze Software computes net loss per share in accordance with Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS No. 128"). Under the provisions of SFAS No. 128, basic net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common and common equivalent shares outstanding during the period. Options, warrants and preferred stock were not included in the computation of diluted net loss per share because the effect would be antidilutive.

                              BLAZE SOFTWARE, INC.

   A reconciliation of shares used in the calculation of basic and diluted net loss per share follows (in thousands, except per share amounts):

                                                               Three Months
                                                              Ended June 30,
                                                              ----------------
                                                               2000     1999
                                                              -------  -------
Basic and diluted net loss per share:
Numerator:
  Net loss from continuing operations........................ $(8,983) $(1,783)
  Accretion of mandatorily redeemable preferred stock to
   redemption value..........................................     --      (442)
                                                              -------  -------
  Net loss from continuing operations attributable to common stockholders..............................................  (8,983)  (2,225)
  Income (loss) from operations of discontinued user
   interface business........................................    (121)     652
                                                              -------  -------
  Loss attributable to common stockholders................... $(9,104) $(1,573)
                                                              =======  =======
Denominator:
  Weighted average common shares outstanding.................  22,497    2,211
  Weighted average unvested common shares subject to
   repurchase................................................    (633)     --
                                                              -------  -------
  Denominator for basic and diluted calculation..............  21,864    2,211
                                                              =======  =======
  Basic and diluted net loss per share attributable to common stockholders.............................................. $ (0.42) $ (0.71)
                                                              =======  =======
  Antidilutive securities including options, warrants and
   preferred stock not included in net loss per share
   calculations..............................................   4,660    9,520
                                                              =======  =======

 Use of estimates

   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 Recent accounting pronouncements

   In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), which establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the type of hedging relationship that exists. SFAS 133 is effective for fiscal years beginning after June 15, 2000. Blaze Software is assessing the potential impact of this pronouncement on the financial statements; however, the Company does not expect any significant impact.

   In December 1999, the SEC issued Staff Accounting Bulletin 101, Revenue Recognition ("SAB 101"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance on disclosure related to revenue recognition policies. The Company believes that it currently complies with SAB 101.

   In March 2000, the FASB issued Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation--An Interpretation of APB 25 (the "Interpretation"). This Interpretation clarifies (a) the

                              BLAZE SOFTWARE, INC.

definition of an employee for purposes of applying APB 25, (b) the criteria for determining whether a stock plan qualifies as a non-compensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. This Interpretation became effective July 1, 2000, but certain conclusions in this Interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. To the extent that this Interpretation covers events occurring during the period after December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying this Interpretation did not have a material impact on the consolidated financial statements. Blaze Software does not expect that the adoption of the remaining provision of this Interpretation will have a material impact on the consolidated financial statements.

NOTE 4--BUSINESS COMBINATIONS

   On June 20, 2000, Brokat Infosystems AG ("Brokat"), a company listed on the German Neuer Markt and Blaze Software announced that the companies had entered into a definitive agreement for Brokat to acquire Blaze Software in a stock-for-stock merger. Under the terms of the agreement, Blaze Software stockholders will receive 0.1826 of a Brokat ordinary share in exchange for each share of Blaze Software common stock. Based on Brokat's closing price on June 19, 2000, the acquisition is valued at approximately $560 million. The merger is intended to be accounted for as a purchase, tax-free to Blaze Software stockholders, and is expected to close in September 2000.

NOTE 5--CONTINGENCIES

   From time to time, Blaze Software may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against Blaze Software, the ultimate disposition of which would have a material impact on Blaze Software's financial position or results of operations. Blaze Software received notification of claims from a founder and director that he may assert against the Company. He contends that his personal equity ownership of Blaze Software was diluted improperly in connection with a preferred stock financing. Blaze Software believes that these assertions are without merit and intends to vigorously defend claims that may be brought against the Company.

NOTE 6--EXERCISE OF OVER-ALLOTMENT OPTION

   In April 2000, in conjunction with Blaze Software's initial public offering in March 2000, the underwriters purchased an additional 600,000 shares of common stock at $16 a share as a result of their over-allotment option. This sale resulted in additional net proceeds of approximately $8.8 million.

NOTE 7--SEGMENTAL INFORMATION

   Blaze Software, which operates in a single business segment, develops and licenses component-based development software for building business-critical applications and also provides related maintenance and consulting services. Operations of Blaze Software's overseas subsidiaries consist of product license revenues and service revenues.

   Intercompany transfers between geographic areas are accounted for at prices that approximate arm's length transactions.

                              BLAZE SOFTWARE, INC.

   Information regarding geographic areas at June 30, 2000 and 1999, and for each of the three months then ended, is as follows (in thousands):

     Geographic Area       Americas  Europe  Pacific Rim Eliminations  Total
     ---------------       --------  ------  ----------- ------------  -----
June 30, 2000 and for the
 three months then ended:
  Sales to unaffiliated
   customers.............. $ 5,497   $1,191    $  546      $    --    $ 7,234
                           -------   ------    ------      --------   -------
  Operating (loss)
   income.................  (9,657)      (1)     (341)          --     (9,999)
                           -------   ------    ------      --------   -------
  Liabilities--continued
   operations.............  12,564    8,551     5,154       (16,191)   10,078
  Liabilities--
   discontinued
   operations.............     --       --        --            --        --
                           -------   ------    ------      --------   -------
    Total Liabilities.....  12,564     8551     5,154       (16,191)   10,078
                           -------   ------    ------      --------   -------
  Identifiable assets--
   continued operations...  87,327    6,887     1,622       (16,191)   79,645
  Identifiable assets--
   discontinued
   operations.............     --       --        --            --        --
                           -------   ------    ------      --------   -------
    Total Identifiable
     assets............... $87,327   $6,887    $1,622      $(16,191)  $79,645
                           =======   ======    ======      ========   =======
June 30, 1999 and for the
 three months then ended:
  Sales to unaffiliated
   customers.............. $ 2,884   $  423    $   13      $    --    $ 3,320
                           -------   ------    ------      --------   -------
  Operating (loss)
   income.................  (1,236)      12      (445)          --     (1,669)
                           -------   ------    ------      --------   -------
  Liabilities--continued
   operations.............  12,279    6,085     3,516       (12,870)    9,010
  Liabilities--
   discontinued
   operations.............     (68)     --        --            --        (68)
                           -------   ------    ------      --------   -------
    Total Liabilities.....  12,211    6,085     3,516       (12,870)    8,942
                           -------   ------    ------      --------   -------
  Identifiable assets--
   continued operations...  13,362    5,913     1,603       (12,870)    8,008
  Identifiable assets--
   discontinued
   operations.............     388      230       254           --        872
                           -------   ------    ------      --------   -------
    Total Identifiable
     assets............... $13,750   $6,143    $1,857      $(12,870)  $ 8,880
                           =======   ======    ======      ========   =======

NOTE 8--SUBSEQUENT EVENTS

 Sale of User Interface Line of Business

   In July 2000, Blaze Software signed an agreement to sell its user interface line of business effective May 1, 2000. The consolidated financial statements as of, and for the three months ended, June 30, 2000 reflect the sale of the user interface line of business. The sale of the user interface line of business resulted in a loss on the disposal of approximately $540,000. The loss has been included in the statement of operations under income (loss) from operations of discontinued user interface business (net of income taxes).

   Blaze Software may receive future royalty payments for a period of two years after the effective date of the agreement. No royalty payments were made in the three months ended June 30, 2000.

 Director Option Acceleration

   In July 2000, the Company accelerated the remaining vesting period of outstanding options granted to certain members of the Board of Directors. Due to this change in the terms of these options, the Company will incur a one-time stock-based compensation charge of approximately $670,000 in the quarter ended September 30, 2000.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors GemStone Systems, Inc.

   We have audited the accompanying consolidated balance sheets of GemStone Systems, Inc. as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the two years ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of GemStone Systems, Inc. at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.


                                          /s/ ERNST & YOUNG LLP

Walnut Creek, California
March 24, 2000,
except for Note 8, as to which the date is June 16, 2000

                             GEMSTONE SYSTEMS, INC.

                          CONSOLIDATED BALANCE SHEETS
                (In thousands, except share and per share data)

                                                  December 31,
                                                ------------------   June 30,
                                                  1998      1999       2000
                                                --------  --------  -----------
                                                                    (unaudited)
ASSETS
Current assets:
  Cash and cash equivalents.................... $  1,209  $     25   $    158
  Accounts receivable, less allowance for
   doubtful accounts of $92 in 1998 and $113 in
   1999, and $212 at June 30, 2000.............    4,468     5,633      4,615
  Prepaid expenses and other current assets....      334       480        391
                                                --------  --------   --------
Total current assets...........................    6,011     6,138      5,164
Property and equipment:
  Office and computer equipment................    2,400     1,662      1,676
  Furniture and fixtures.......................      660       613        548
  Leasehold improvements.......................      391       382        200
                                                --------  --------   --------
                                                   3,451     2,657      2,424
  Accumulated depreciation.....................    1,811     1,635      1,490
                                                --------  --------   --------
Property and equipment, net....................    1,640     1,022        934
Other Assets:
Deposits and other assets......................      277       211        261
                                                --------  --------   --------
Total assets................................... $  7,928  $  7,371   $  6,359
                                                ========  ========   ========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable............................. $  2,597  $  2,235   $  3,102
  Accrued compensation and related expenses....    1,930     2,113      1,628
  Accrued expenses.............................      988     1,165      1,132
  Deferred revenue.............................    4,069     4,586      4,672
  Current portion of capital lease
   obligations.................................      324       268        183
  Notes payable to affiliated companies........      --      2,075      6,825
  Notes payable................................      --      1,173      1,072
                                                --------  --------   --------
Total current liabilities......................    9,908    13,615     18,614
Capital lease obligations, less current
 portion.......................................      336       114         67

Commitments

Stockholders' equity (deficit):
  Convertible preferred stock, $0.01 par value:
    Authorized shares--10,000,000
    Issued and outstanding shares--7,312,294...   37,972    37,972     37,972
  Common stock, $0.01 par value:
    Authorized shares--15,000,000
    Issued and outstanding shares--5,406,400 in
     1998 and 5,920,978 in 1999 and 7,409,828
     at June 30, 2000 .........................    5,406     5,923     32,814
  Employee Stock Trust.........................      --        --     (26,856)
  Foreign currency translation adjustment......        3       (20)       (39)
  Accumulated deficit..........................  (45,697)  (50,233)   (56,213)
                                                --------  --------   --------
Total stockholders' equity (deficit)...........   (2,316)   (6,358)   (12,322)
                                                --------  --------   --------
Total liabilities and stockholders' equity
 (deficit)..................................... $  7,928  $  7,371   $  6,359
                                                ========  ========   ========

                            See accompanying notes.

                             GEMSTONE SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (In thousands)

                                                                Six months
                                                                   ended
                                    Year ended December 31,      June 30,
                                    ------------------------  ----------------
                                       1998         1999       1999     2000
                                    -----------  -----------  -------  -------
                                                                (unaudited)
Revenues:
  Licenses......................... $    10,563  $    12,160  $ 6,099  $ 4,918
  Services.........................      10,536       11,480    5,084    7,166
                                    -----------  -----------  -------  -------
    Total revenues.................      21,099       23,640   11,183   12,084
Cost of revenues:
  Licenses.........................         539          704      267      337
  Services.........................       6,146        6,394    3,132    4,131
                                    -----------  -----------  -------  -------
    Total cost of revenues.........       6,685        7,098    3,399    4,468
                                    -----------  -----------  -------  -------
Gross profit.......................      14,414       16,542    7,784    7,616
Operating expenses:
  Research and development.........       5,175        5,691    2,703    3,733
  Sales and marketing..............       7,841       10,308    4,722    6,406
  General and administrative.......       5,285        4,696    2,211    3,013
                                    -----------  -----------  -------  -------
    Total operating expenses.......      18,301       20,695    9,636   13,152
                                    -----------  -----------  -------  -------
Loss from operations...............      (3,887)      (4,153)  (1,852)  (5,536)
Interest income....................          30           36       21        9
Interest expense...................         (82)        (253)     (91)    (326)
                                    -----------  -----------  -------  -------
Loss before income taxes...........      (3,939)      (4,370)  (1,922)  (5,853)
Provision for income taxes.........         (77)        (166)     (69)    (127)
                                    -----------  -----------  -------  -------
Net loss........................... $    (4,016) $    (4,536) $(1,991) $(5,980)
                                    ===========  ===========  =======  =======


                            See accompanying notes.

                            GEMSTONE SYSTEMS, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                       (In thousands, except share data)

                           Convertible                                  Foreign                                 Total
                         Preferred Stock    Common Stock    Employee   Currency                             Stockholders'
                        ----------------- -----------------  Stock    Translation Accumulated Comprehensive     Equity
                         Shares   Amount   Shares   Amount   Trust    Adjustment    Deficit       Loss        (Deficit)
                        --------- ------- --------- ------- --------  ----------- ----------- ------------- -------------
Balances at December
 31, 1997.............  7,312,294 $37,972 5,354,400 $ 5,354 $    --      $(26)     $(41,681)                  $  1,619
 Exercise of common
  stock options.......        --      --     52,000      52      --       --            --           --             52
 Comprehensive loss:
  Net loss............        --      --        --      --       --       --         (4,016)     $(4,016)       (4,016)
  Foreign currency
   translation
   adjustment.........        --      --        --      --       --        29           --            29            29
                                                                                                 -------
  Total comprehensive
   loss...............                                                                           $(3,987)
                        --------- ------- --------- ------- --------     ----      --------      =======      --------
Balances at December
 31, 1998.............  7,312,294  37,972 5,406,400   5,406      --         3       (45,697)                    (2,316)
 Exercise of common
  stock options.......        --      --    514,578     517      --       --            --           --            517
 Comprehensive loss:
  Net loss............        --      --        --      --       --       --         (4,536)     $(4,536)       (4,536)
  Foreign currency
   translation
   adjustment.........        --      --        --      --       --       (23)          --           (23)          (23)
                                                                                                 -------
  Total comprehensive
   loss...............                                           --                              $(4,559)
                        --------- ------- --------- ------- --------     ----      --------      =======      --------
Balances at December
 31, 1999.............  7,312,294  37,972 5,920,978   5,923      --       (20)      (50,233)                    (6,358)
 Exercise of common
  stock options
  (unaudited).........        --      --     35,600      35      --       --            --           --             35
 Issuance of common
  stock to Rabbi trust
  (unaudited).........        --      --  1,453,250  26,856  (26,856)     --            --           --            --
 Comprehensive loss:
  Net loss
   (unaudited)........        --      --        --      --       --       --         (5,980)      (5,980)       (5,980)
  Foreign currency
   translation
   adjustment
   (unaudited)........        --      --        --      --       --       (19)          --           (19)          (19)
                                                                                                 -------
  Total comprehensive
   loss (unaudited)...                                                                           $(5,999)
                                                                                                 =======
                        --------- ------- --------- ------- --------     ----      --------                   --------
Balances at June 30,
 2000 (unaudited).....  7,312,294 $37,972 7,409,828 $32,814 $(26,856)    $(39)     $(56,213)                  $(12,322)
                        ========= ======= ========= ======= ========     ====      ========                   ========

                            See accompanying notes.

                             GEMSTONE SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                            Year ended      Six months ended
                                           December 31,         June 30,
                                          ----------------  ------------------
                                           1998     1999      1999      2000
                                          -------  -------  --------  --------
                                                               (unaudited)
Operating activities
Net loss................................  $(4,016) $(4,536) $ (1,991) $ (5,980)
Adjustments to reconcile net loss to net
 cash (used in) provided by operating
 activities:
  Depreciation and amortization.........    1,104      913       499       368
  Changes in operating assets and
   liabilities:
    Accounts receivable.................     (450)  (1,165)     (319)    1,018
    Prepaid expenses and other current
     assets.............................      (75)    (146)       31        89
    Deposits and other assets...........       79       66       (84)      (50)
    Accounts payable....................    2,029     (362)     (759)      867
    Accrued compensation and related
     expenses...........................      299      183       287      (485)
    Accrued expenses....................      (81)     177      (415)      (33)
    Deferred revenue....................    1,277      517       768        86
                                          -------  -------  --------  --------
      Net cash provided by (used in)
       operating activities.............      166   (4,353)   (1,983)   (4,120)
Investing activities
Purchases of property and equipment.....     (145)    (231)     (100)     (268)
Proceeds from sale of property and
 equipment..............................       19      --        --        --
                                          -------  -------  --------  --------
      Net cash used in investing
       activities.......................     (126)    (231)     (100)     (268)
Financing activities
Reduction in capital lease obligations..     (359)    (342)     (183)     (144)
Proceeds from exercise of common stock
 options................................       52      517       507        35
Payment on notes payable................      --    (6,414)   (1,084)   (6,372)
Proceeds from issuance of notes
 payable................................      --     9,662     3,198    11,021
                                          -------  -------  --------  --------
      Net cash (used in) provided by
       financing activities.............     (307)   3,423     2,438     4,540
Effect of exchange rate changes on cash
 and cash equivalents...................       29      (23)      (35)      (19)
                                          -------  -------  --------  --------
Net (decrease) increase in cash and cash
 equivalents............................     (238)  (1,184)      320       133
Cash and cash equivalents at beginning
 of year................................    1,447    1,209     1,209        25
                                          -------  -------  --------  --------
Cash and cash equivalents at end of
 year...................................  $ 1,209  $    25  $  1,529  $    158
                                          =======  =======  ========  ========
Supplemental disclosures
Interest paid...........................  $   --   $   125  $     66  $    187
                                          =======  =======  ========  ========
Supplemental disclosures of noncash
 investing and financing activities
Capital lease obligations incurred......  $   431  $    64  $     65  $     12
                                          =======  =======  ========  ========

                            See accompanying notes.

                             GEMSTONE SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1999

1.Summary of Significant Accounting Policies

Description of Business

   GemStone Systems, Inc. ("GemStone" or the "Company"), an Oregon corporation, is substantially wholly-owned by Lex Magna Ltd. ("LM"). The Company designs, develops, markets, and distributes enterprise application server software platforms, which are used by its customers to deploy and manage strategic business applications. The Company operates in one industry segment (development and marketing of computer software and related services) and markets its products and services internationally through foreign subsidiaries, distributors and resellers located in North America, Europe and the Pacific Rim, which includes Asia, Australia, New Zealand and South America.

Basis of Presentation

   The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The Company translates the accounts of its foreign subsidiaries using the local currency as the functional currency. The assets and liabilities of the foreign subsidiaries are translated into U.S. dollars using exchange rates in effect at the balance sheet date, revenues and expenses are translated using the average exchange rate for the period, and gains and losses from this translation process are credited or charged to stockholder's equity (deficit). Foreign currency transaction gains and losses have not been material.

   The Company has incurred significant operating losses and had a working capital deficit and a net capital deficiency at December 31, 1999. The Company has received cash infusions from affiliated companies owned by LM to fund its operations. Management expects that its cash flows from operations and additional funding from LM will be adequate to fund future operations (see Note
8).

Unaudited Interim Financial Information

   The interim financial information as of June 30, 2000 and for the six months ended June 30, 1999 and 2000 is unaudited but includes all adjustments, consisting only of normal recurring adjustments that management considers necessary for a fair presentation of the Company's consolidated financial position at that date and its consolidated results of operations and cash flows for those periods. Operating results for the six months ended June 30, 2000 are not necessarily indicative of results that may be expected for any future periods.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

   Cash and cash equivalents, which consist of cash and highly liquid short-term investments with insignificant interest rate risk and original maturities of three months or less at the date of purchase, are stated at cost, which approximates fair value.

                             GEMSTONE SYSTEMS, INC.

Concentrations of Credit Risk and Credit Evaluations

   Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments and trade accounts receivable. Cash equivalents consist principally of money market and demand deposit accounts and are held principally with one domestic financial institution. The Company performs periodic evaluations of the relative credit standing of this institution.

   The Company licenses its products primarily to customers in North America and Europe. The Company generally does not require collateral form its customers. Reserves are maintained for estimated losses in the collection of accounts receivable and such losses to date have been within management's expectations.

Revenue Recognition

   The Company adopted Statement of Position 97-2, "Software Revenue Recognition", ("SOP 97-2") and Statement of Position 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition", ("SOP 98-4") as of January 1, 1998. SOP 97-2 and SOP 98-4 provide guidance for recognizing revenue on software transactions and supersede Statement of Position 91-1, "Software Revenue Recognition" ("SOP 91-1").

   In December 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions" ("SOP 98-9"). SOP 98-9 amends SOP 98-4 to extend the deferral of the application of certain passages of SOP 97-2 provided by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. The Company adopted SOP 98-9 as of January 1, 2000.

   The Company licenses software under noncancellable license agreements. License fee revenues are recognized when a noncancellable license agreement is in force, the product has been shipped, the license fee is fixed or determinable, and collectibility is reasonably assured. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer. License revenue from third-party distributors and value added resellers is recognized as products are sold to end users under noncancellable license agreements and collectibility is reasonably assured. If collectibility is not considered probable, revenue is recognized when the fee is collected.

   If an agreement includes both license and service elements, the license fee is recognized on delivery of the software, provided services do not include significant customization or modification of the base product, and the payment terms for licenses are not subject to additional acceptance criteria. The Company has established vendor specific objective evidence of fair value for services and determines the allocation of the arrangement fee to the license component using the residual method. In cases where license fee payments are contingent on the acceptance of services, recognition of revenues is deferred for both the license and the service elements until the acceptance criteria are met.

   Maintenance and support revenues are recognized ratably over the term of the related agreements, which in most cases is one year. Revenues from consulting services under time and materials contracts and for training are recognized as services are performed. Revenues from consulting services under fixed price contracts are recognized under the percentage-of-completion method using the ratio of labor hours incurred to total expected labor hours as the measure of progress towards completion. Unbilled work-in-process represents costs incurred and estimated earnings, production, and other client-reimbursable costs that have yet to be invoiced. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. To date, these losses have not been significant.

                             GEMSTONE SYSTEMS, INC.

   The Company invoices customers for license and support fees in accordance with individual contract terms. Payment terms generally require payment of the license fees and first year support fees from the customer 30 days from the effective date of the contract. On occasion the Company may offer extended payment terms of not more than twelve months. The Company does not offer a right of return to third parties or other customers.

Significant Customers

   Revenues from one customer accounted for 12% of total revenues for the year ended December 31, 1999. Revenues from two customers each accounted for 10% of total revenues for the year ended December 31, 1998.

Software Development Costs

   The Company capitalizes software development costs upon the establishment of technological feasibility, which is usually upon completion of a working model, subject to net realizable value considerations. During the years ended December 31, 1999 and 1998, such capitalizable costs were not material. Accordingly, the Company charged all such costs to research and development expense in the accompanying consolidated statements of operations. Future capitalized costs, if any, will be amortized on a straight-line basis over the estimated life of the products or the ratio of current revenue to the total of current and anticipated future revenue, whichever expense is greater.

Property and Equipment

   Property and equipment consist of office and computer equipment, furniture and fixtures, and leasehold improvements, which are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years, or the lesser of the estimated useful lives or lease term for assets acquired under capital lease agreements and leasehold improvements.

Income Taxes

   The Company uses the liability method of accounting for income taxes under which deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rules and laws that will be in effect when the differences are expected to reverse.

Stock Based Compensation

   The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and has adopted the disclosure-only alternative described in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123").

Comprehensive Income

   Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"), which requires that all items that are recognized under accounting standards as components of comprehensive income (revenues, expenses, gains and losses) be reported in a financial statement that is displayed with the same prominence as other financial statements.

                             GEMSTONE SYSTEMS, INC.

Segment Information

   Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131") which establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. In addition, it establishes standards for related disclosures about products and services, geographic areas and major customers. The Company operates in one segment, therefore, the adoption of this pronouncement had no impact upon the Company.

Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), which establishes accounting and reporting standards for derivative instruments and hedging activities. FAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The Company will be required to adopt FAS 133 effective January 1, 2001. Management of the Company does not believe the adoption of this statement will have a material effect on the Company's consolidated financial position, results of operations or cash flow.

   Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"), was issued in December 1999 by the Securities and Exchange Commission ("SEC"). SAB 101 provides guidance surrounding revenue recognition. Due to complications surrounding the implementation of SAB 101, the SEC, in March 2000, deferred the implementation date of certain provisions of SAB 101 until the quarter ended June 30, 2000, with retroactive application to transactions entered into during the quarter ended March 31, 2000. The Company has not yet determined the effect on the Company's financial statements of adopting SAB 101.

Reclassifications

   Certain prior year balances have been reclassified to conform with current year presentation.

2.Related Party Transactions

   During the year ended December 31, 1999, the Company borrowed approximately $2.9 million from affiliates owned by LM to fund operations. The annual interest rate on the unpaid principal balance is 6% with principal and interest to be paid on demand. The Company repaid $800,000 of the notes payable during the year. Interest expense related to the notes payable for the year ended December 31, 1999 was $69,000.

3.Notes Payable

   During 1999, the Company entered into an agreement whereby the Company finances the accounts receivable of its pre-approved customers with a financial institution on a full recourse basis through the issuance of notes payable. The Company uses advances under the notes to pay operating expenses as well as vendor purchases. The Company maintains the credit risk on all financed receivables. Only invoices outstanding for less than 90 days from the original due date have the ability to be financed by the financial institution. As of December 31, 1999, the Company had outstanding financed receivables of approximately $1.2 million with the financial institution which is included in accounts receivable and notes payable in the accompanying consolidated balance sheets. Interest on the note is due at an annual rate of 21%. The note is secured by the underlying accounts receivable and the general assets of the Company.

                             GEMSTONE SYSTEMS, INC.

4.Lease Commitments

   The Company leases certain premises under operating lease agreements as well as property and equipment under operating lease and capital lease agreements certain of which contain renewal options at fair market value.

   Future minimum lease payments are as follows at December 31, 1999 (in thousands):

                                                               Capital Operating
                                                               Leases   Leases
                                                               ------- ---------
   2000.......................................................  $295    $  832
   2001.......................................................    90       604
   2002.......................................................    22        51
   2003.......................................................    12       --
                                                                ----    ------
   Total minimum lease payments...............................   419    $1,487
                                                                        ======
   Less interest..............................................   (37)
                                                                ----
   Present value of minimum lease payments....................   382
   Less current portion.......................................   268
                                                                ----
   Capital lease obligations, less current portion............  $114
                                                                ====

   Cost of and accumulated amortization on assets acquired under capital lease arrangements was $938,000 and $1,348,000, and $583,000 and $668,000 at December
31, 1999 and 1998, respectively. Rent expense totaled $1,254,000 and $848,000 in 1999 and 1998, respectively.

5.Stockholders' Equity

Convertible Preferred Stock

   The Company has 10,000,000 shares of authorized convertible preferred stock of which 5,000,000 shares are designated Series I, 2,000,000 shares are designated Series II, and 3,000,000 shares are designated Series III. At December 31, 1999, 3,175,685 shares of Series I, 2,000,000 shares of Series II and 2,136,609 shares of Series III convertible preferred stock were outstanding. All of the shares of convertible preferred stock outstanding are held by LM.

   Holders of convertible preferred stock are entitled to noncumulative cash dividends, when and if declared by the Board of Directors, prior to any dividends paid on the common stock. Each share of convertible preferred stock is convertible into one share of common stock at the option of the holder. Each share will be automatically converted into common stock upon the closing of an initial public offering of the Company's common stock at a price per share that equates to a total value of the Company's capital stock of at least $20,000,000 and an aggregate offering price of at least $7,500,000, or at any such time as 67% of the convertible preferred stock has been converted to common stock.

   Each share of convertible preferred stock has voting rights equal to the number of common shares into which it is convertible. Upon voluntary or involuntary liquidation or merger with another corporation, the holders of Series I, Series II and Series III convertible preferred stock are entitled to receive an amount equal to the original issuance price per share of $5.00, $2.50 and $8.00, respectively, before adjustments, plus any declared but unpaid dividends, before any distribution may be made to the holders of common stock.

                             GEMSTONE SYSTEMS, INC.

Stock Option Plans

   Under the Company's 1992 Stock Option Plan (the "Plan"), 1,518,920 shares of common stock have been reserved for the issuance of incentive stock options ("ISO") or nonstatutory stock options ("NSO") to eligible employees, consultants, and directors. The ISOs may be granted at a price per share not less than the fair market value on the date of grant. The NSOs may be granted at a price per share not less than 85% of the fair market value on the date of the grant. Options granted under the Plan expire not more than ten years from the date of grant and generally become exercisable at varying rates over a five-year period. Unvested options and vested but unexercised options are canceled and returned to the Company for regrant upon termination of employment or expiration of the option.

   A summary of activity under the Plan is as follows:

                                                            Outstanding Options
                                                            --------------------
                                                                       Weighted-
                                                                        Average
                                                                       Exercise
                                                            Number of  Price per
                                                             Shares      Share
                                                            ---------  ---------
   Balance at December 31, 1997............................ 1,414,478    $1.76
     Granted...............................................    10,000     8.00
     Canceled..............................................   (94,800)    2.76
     Exercised.............................................   (52,000)    1.00
                                                            ---------    -----
   Balance at December 31, 1998............................ 1,277,678     1.77
     Canceled..............................................   (75,100)    3.26
     Exercised.............................................  (514,578)    1.00
                                                            ---------    -----
   Balance at December 31, 1999............................   688,000    $2.17
                                                            =========    =====

   The following table summarizes information about stock options outstanding and exercisable at December 31, 1999:

                         Options Outstanding                     Options Exercisable
                 --------------------------------------------    --------------------------
                                                Weighted-
                               Weighted-         Average                       Weighted-
                                Average         Remaining                       Average
                 Number        Exercise        Contractual       Number        Exercise
   Exercise        of          Price per          Life             of          Price per
    Price        Shares          Share           (Years)         Shares          Share
   --------      ------        ---------       -----------       -------       ---------
   $1.00         550,500         $1.00            4.76           496,900         $1.00
    5.00          51,500          5.00            6.84            27,500          5.00
    8.00          86,000          8.00            7.53            40,400          8.00
                 -------         -----                           -------         -----
                 688,000         $2.17            5.26           564,800         $1.70
                 =======         =====                           =======         =====

   At December 31, 1999, the Company has reserved the following shares of its common stock for future issuance:

   Outstanding stock options..........................................   688,000
   Future stock option grants.........................................   209,942
   Outstanding convertible preferred stock............................ 7,312,294
                                                                       ---------
                                                                       8,210,236
                                                                       =========

                             GEMSTONE SYSTEMS, INC.

Pro Forma Disclosures of the Effect of Stock-Based Compensation

   The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FAS 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals or exceeds the market price of the underlying common stock on the grant date, no compensation expense is recorded.

   Pro forma information regarding net income (loss) is required by FAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of FAS 123. Under this method, the estimated fair value of the options is amortized to expense over the vesting period of the options. The effect of applying the fair value method of FAS 123 to the Company's stock-based awards resulted in net loss for the years ended December 31, 1999 and 1998, which was not materially different than the reported net loss.

   The weighted-average grant-date fair value of options was $2.31 per share for grants made during the year ended December 31, 1998. There were no grants during the year ended December 31, 1999.

   The fair value for these options was estimated at the date of grant using a minimum value option pricing model with the following weighted-average assumptions:

                                                                     Year Ended
                                                                    December 31,
                                                                    ------------
                                                                    1999  1998
                                                                    ---- -------
   Expected dividend yield......................................... --        0%
   Risk-free interest rate......................................... --     5.67%
   Expected life of the option..................................... --   6 years

   The minimum value option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

   Because FAS 123 is applicable only to options granted subsequent to December 31, 1994, its adjusted effect will not be fully reflected until 2000.

6.Income Taxes

   Prior to December 7, 1998, the Company was included in the consolidated return of Sanpao Industries, Inc. ("Sanpao"), which owned greater than 80% of Servio Logic Corporation ("Servio Logic"), at the time, the direct parent of the Company. At the time, Sanpao was a wholly-owned subsidiary of LM. In a series of transactions effected on December 7, 1998, the Company was reorganized such that the Company became directly owned by LM, and succeeded to all of the historical tax attributes of both Servio Logic and Sanpao.

   There was no provision for U.S. federal or state income taxes for any period as the Company has incurred operating losses, and there can be no assurance that the Company will realize the benefit of the net operating loss carryforwards. The tax provision recorded by the Company during the years ended December 31, 1999 and 1998 relates primarily to income taxes paid by foreign subsidiaries and taxes withheld from customer payments in various foreign jurisdictions.

                             GEMSTONE SYSTEMS, INC.

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

   Significant components of the Company's current and non-current deferred tax assets and liabilities for federal and state income taxes are as follows:

                                                      Year Ended December 31,
                                                     --------------------------
                                                         1999          1998
                                                     ------------  ------------
   Deferred tax assets:
     Net operating loss carryforwards............... $ 44,189,000  $ 42,515,000
     Deferred revenue...............................    1,579,000     1,562,000
     Other..........................................      390,000       398,000
                                                     ------------  ------------
   Total deferred tax assets........................   46,158,000    44,475,000
   Valuation allowance..............................  (46,158,000)  (44,475,000)
                                                     ------------  ------------
   Net deferred tax assets.......................... $        --   $        --
                                                     ============  ============

   During the years ended December 31, 1999 and 1998, the valuation allowance on the deferred tax assets increased by $1,683,000 and $30,121,000, respectively.

   As of December 31, 1999, the Company had net operating loss carryforwards for federal income tax purposes of approximately $115 million. The federal net operating loss carryforwards will expire at various dates beginning in the current year through 2019 if not utilized.

   Due to the "change in ownership" provisions of the Internal Revenue Code, the availability of the Company's net operating loss credit carryforwards may be subject to an annual limitation against taxable income in future periods if a change in ownership of more than 50% of the value of the Company's stock should occur over a three-year period, which could substantially limit the eventual utilization of these carryforwards.

7.Retirement Plan

   The Company maintains a savings plan under Section 401(k) of the Internal Revenue Code (the 401(k) Plan), which covers substantially all full-time employees. Participating employees may individually elect to have 1% to 18% of their total annual compensation contributed to the 401(k) Plan. The Company may contribute a discretionary matching contribution on behalf of each participant to be determined each year by the Company. The Company made no contributions to the 401(k) Plan in 1999 or 1998.

8.Subsequent Events

   On June 16, 2000, the Company received a commitment from LM to fund the Company up to $5 million through December 31, 2000 and not to require payment on any outstanding notes through June 15, 2001.

   Unaudited. From December 31, 1999 through June 30, 2000, the Company borrowed additional amounts from LM and affiliated companies increasing the total notes payable to related parties to $6,825,000 as of this date. Amounts borrowed during this period have the same terms as amounts outstanding at December 31, 1999.

   Unaudited. On June 19, 2000, Brokat Infosystems AG ("Brokat") and the Company entered into a definitive agreement for Brokat to acquire GemStone, subject to the approval of GemStone shareholders, regulatory agencies and other customary closing conditions.

                             GEMSTONE SYSTEMS, INC.

   Unaudited. On June 14, 2000, the Company established a Rabbi Trust (the "Trust") to fund deferred compensation for certain employees of the Company. The Company deposited 1.5 million shares of common stock and a demand note in the amount of $500,000 with the Trust. The Trust limits distributions of its assets to shares of the Company's common stock. Under Emerging Issue Task Force Issue 97-14 "Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested", ("EITF 97-14") assets of the Trust must be consolidated with those of the employer, and the value of the employer's stock held in the rabbi trust must be classified in stockholders' equity and generally accounted for in a manner similar to treasury stock. In accordance with the provisions of EITF 97-14, the Company recorded the 1.5 million shares held by the Trust as Employees Stock Trust included within stockholders' equity (deficit) in the accompanying consolidated balance sheet to account for the transaction. The Trust has not demanded the note as of June 30, 2000. In August 2000, the Company deposited an additional 1.3 million shares of common stock with the trust. The fair value of these shares as at that date approximates $19.3 million.

   Unaudited. In June 2000, the Company's Board of Directors approved a modification to the Company's stock option plans to provide for acceleration of vesting on unvested stock options in the event an employee of the Company is either terminated other than for cause or is assigned new employment duties which represent a substantial diminution of authority or responsibility. The modification is effective at the effective date of the merger. In accordance with FASB Interpretation No 44. "Accounting for Certain Transactions involving Stock Compensation," the Company will record deferred compensation at the merger date based upon the difference between the intrinsic value of the option on the date of the grant and the date of modification for the number of options which are expected to be affected as a result of the modification. This amount will be charged to expense over the expected vesting period based on estimates of the number of options that employees will ultimately retain that would have otherwise been forfeited, absent the modification. The Company currently does not anticipate any employee terminations other than for cause and does not expect terminations due to a substantial diminution of an employee's authority or responsibility and thus, does not expect to record any deferred compensation in connection with the modification.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

What is reflected in Brokat's unaudited pro forma financial data.

   The following unaudited pro forma consolidated balance sheet as of June 30, 2000 reflects the offering of Brokat's 11 1/2% senior notes due 2010 and the application of the net proceeds of such offering and gives effect to the acquisitions of Blaze and GemStone as if they had occurred on June 30, 2000.

   The following unaudited pro forma consolidated statement of operations give effect to the acquisitions of MeTechnology AG and Transaction Software Technologies, Inc., the offering of the senior notes and the application of the net proceeds of such offering and the acquisitions of Blaze and GemStone as if they had occurred on July 1, 1998.

   Significant intercompany accounts and transactions that were reflected previously in the historical financial statements before the acquisitions have been eliminated.

Brokat has adjusted MeTechnology and TST data because its fiscal year differed from the fiscal years of those companies.

   The unaudited pro forma consolidated financial data are derived from Brokat's historical consolidated financial statements and the historical consolidated financial statements of MeTechnology and TST. Because Brokat's fiscal year differed from those of MeTechnology and TST, financial data presented for those companies reflect adjustments to present financial information for periods comparable to Brokat's. These adjustments are quantified in the tables following the pro forma consolidated statements of operations. Amounts are given in thousands of Deutsche marks unless otherwise specified.

   While the fiscal year end of Blaze differs from Brokat's, this difference is less than 93 days. Accordingly, the unaudited pro forma consolidated statements for the years ended June 30, 1999 and for the six months ended December 31, 1999 and June 30, 2000 were developed using the financial statements of Blaze for the comparable calendar periods.

You should read the unaudited pro forma financial data with Brokat's financial data.

   The pro forma adjustments are described in the accompanying notes to the unaudited pro forma combined financial data and are based upon available information and upon assumptions that we considered reasonable. You should read the unaudited pro forma financial data with Brokat's historical financial statements and related notes.

Brokat has provided pro forma financial data only for informational purposes.

   Brokat has provided the unaudited pro forma financial data for informational purposes only and you should not consider the data indicative of actual results that Brokat would have achieved had these transactions been completed on the date or for the periods indicated. Brokat does not claim to indicate the balance sheet data or results of operations as of any future date or for any future period.

                  UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                              AS OF JUNE 30, 2000
                                (In thousands)

                                                                                                            Total
                                                Pro Forma         Pro Forma             Pro Forma         Pro Forma
                          Brokat(1)  Gemstone  Adjustments Notes  Combined    Blaze    Adjustments Notes  Combined
                          ---------  --------  ----------- -----  ---------  --------  ----------- -----  ---------
                            (DM)       (DM)       (DM)              (DM)       (DM)       (DM)              (DM)
ASSETS:
Currents Assets:
Cash and cash
equivalents.............   163,856        324        --             164,180    92,408         --            256,588
Short term investments..       --         --         --                 --     46,760         --             46,760
Accounts receivable
(less pro forma
allowance for doubtful
accounts of DM 3,456 at
June 30, 2000)..........    63,419      9,456        --              72,875    11,155         --             84,030
Cost and estimated
earning in excess of
billings on uncompleted
contracts...............     2,965        --         --               2,965       --          --              2,965
Prepaid expenses and
other current assets....    21,781        801        --              22,582     4,043         --             26,625
                          --------   --------    -------          ---------  --------   ---------         ---------
Total Current Assets....   252,021     10,581        --             262,602   154,366         --            416,968
                          --------   --------    -------          ---------  --------   ---------         ---------
Property and equipment,
net.....................    14,382      1,914        --              16,296     6,604         --             22,900
                          --------   --------    -------          ---------  --------   ---------         ---------
Goodwill................   245,267        --     524,772    (6d)    770,039       --      871,637   (6d)  1,641,676
Other intangible
assets..................    10,130        --         --              10,130       --          --             10,130
Less accumulated
amortization............   (36,627)       --         --             (36,627)      --          --            (36,627)
                          --------   --------    -------          ---------  --------   ---------         ---------
                           218,770        --     524,772            743,542       --      871,637         1,615,179
                          --------   --------    -------          ---------  --------   ---------         ---------
Other long-term
investments.............     6,631        --         --               6,631       --          --              6,631
Deferred income taxes...     4,363        --         --               4,363       --          --              4,363
Restricted cash.........                  --         --                 --      1,467         --              1,467
Deposits and other
assets..................       --         535        --                 535       756         --              1,291
                          --------   --------    -------          ---------  --------   ---------         ---------
Total assets............   496,167     13,030    524,772          1,033,969   163,193     871,637         2,068,799
                          ========   ========    =======          =========  ========   =========         =========
LIABILITIES AND
SHAREHOLDERS' EQUITY:
Current Liabilities:
Short-term debt to
banks...................       174        --         --                 174       --          --                174
Current portion of
capital lease
obligations.............       --         375        --                 375       354         --                729
Notes payable to
affiliated companies....       --      13,984    (13,984)   (6b)        --        --          --                --
Notes payable...........       --       2,197        --               2,197       --          --              2,197
Accounts payable,
trade...................     8,391      6,356      5,000    (6d)     19,747     1,873       5,000   (6d)     26,620
Payroll-related
accruals................     8,852      3,336        --              12,188       --          --             12,188
Tax-related accruals....     4,096        --         --               4,096       --          --              4,096
Billings in excess of
cost and estimated
earnings on uncompleted
contracts...............     5,546        --         --               5,546       --          --              5,546
Other accrued expenses
and current
liabilities.............    17,217      2,319        --              19,536    12,829         --             32,365
Deferred income.........     4,853      9,573        --              14,426     5,092         --             19,518
Deferred income taxes...     4,025        --         --               4,025       --          --              4,025
                          --------   --------    -------          ---------  --------   ---------         ---------
Total current
liabilities.............    53,154     38,140     (8,984)            82,310    20,148       5,000           107,458
Long-term debt to
banks...................     2,000        --         --               2,000       --          --              2,000
Capital lease
obligations, net of
current portion.........       --         137        --                 137       432         --                569
Other long-term debt....   246,596        --         --             246,596        70         --            246,666
                          --------   --------    -------          ---------  --------   ---------         ---------
Total liabilities.......   301,750     38,277     (8,984)           331,043    20,650       5,000           356,693
                          --------   --------    -------          ---------  --------   ---------         ---------
Minority interest.......       326        --         --                 326       --          --                326
Shareholders' equity
(deficit):
Common Stock............    53,416     67,236      4,351   (6a)      57,767         4       8,748  (6a)      66,515
                                                 (67,236)  (6c)                                (4) (6c)
Convertible preferred
stock...................       --      77,805    (77,805)  (6c)         --        --          --                --
Additional paid-in
capital.................   449,336        --     523,303   (6a)     972,639   314,286   1,078,879  (6a)   2,051,518
                                                                                         (314,286) (6c)
Accumulated deficit.....  (185,719)  (115,180)   115,180   (6c)    (185,719) (137,820)    137,820  (6c)    (185,719)
Deferred compensation...  (118,809)       --     (19,145)   (7)    (137,954)  (34,579)    (78,447)  (7)    (216,401)
                                                                                           34,579  (6c)
Employee Stock Trust....       --     (55,028)    55,028   (6c)         --        --          --                --
Accumulated other
comprehensive income
(loss)..................    (4,133)       (80)        80   (6c)      (4,133)      652        (652) (6c)      (4,133)
                          --------   --------    -------          ---------  --------   ---------         ---------
Total shareholders'
equity (deficit)........   194,091    (25,247)   533,756            702,600   142,543     866,637         1,711,780
                          --------   --------    -------          ---------  --------   ---------         ---------
Total liabilities and
shareholders' equity....   496,167     13,030    524,772          1,033,969   163,193     871,637         2,068,799
                          ========   ========    =======          =========  ========   =========         =========

 The notes to unaudited pro forma financial data are an integral part of this combined pro forma balance sheet.

 UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED JUNE
                                   30, 1999
                (In thousands except share and per share data)

                    Brokat    MeTechnology     TST                                   Gemstone
                  ----------  ------------ ------------                             ----------
                  Year Ended  July 1, 1998 July 1, 1998                    Total    Year Ended
                   June 30,   thru May 21, thru May 9,   Pro Forma          Pro      June 30,   Pro Forma        Pro Forma
                     1999         1999         1999     Adjustments Notes  Forma       1999    Adjustments Notes  Combined
                  ----------  ------------ ------------ ----------- ----- --------  ---------- ----------- ----- ----------
                     (DM)         (DM)         (DM)        (DM)             (DM)       (DM)       (DM)              (DM)
Revenue.........      62,487      4,544        8,375       (3,753)   (2)    71,653    41,942          --            113,595
Cost of Sales...     (31,325)    (2,619)      (2,989)         --           (36,933)  (12,515)         --            (49,448)
                  ----------    -------       ------      -------         --------   -------    ---------        ----------
Gross profit....      31,162      1,925        5,386       (3,753)          34,720    29,427          --             64,147
                  ----------    -------       ------      -------         --------   -------    ---------        ----------
Selling
expenses........     (38,848)    (4,960)        (862)         --           (44,670)  (17,017)         --            (61,687)
General and
administrative
expenses........     (10,639)    (5,833)      (1,450)         --           (17,922)  (10,145)         --            (28,067)
Research and
development
expenses........      (8,733)    (3,180)      (3,206)         --           (15,119)  (10,144)         --            (25,263)
Amortization of
goodwill and
other intangible
assets from
acquisitions....      (3,686)       --           --       (27,802)   (3)   (31,488)      --       (74,967)  (3)    (106,455)
Non-cash charges
associated with
stock option
grants..........     (16,340)       --           --           --           (16,340)      --        (8,368)  (7)     (24,708)
                  ----------    -------       ------      -------         --------   -------    ---------        ----------
Total operating
expenses........     (78,246)   (13,973)      (5,518)     (27,802)        (125,539)  (37,306)     (83,335)         (246,180)
                  ----------    -------       ------      -------         --------   -------    ---------        ----------
Operating loss..     (47,084)   (12,048)        (132)     (31,555)         (90,819)   (7,879)     (83,335)         (182,033)
Interest
expense.........         568       (390)         (86)     (28,579)   (4)   (28,487)      --           --            (28,487)
Other income,
net.............       2,565        --           --           --             2,565      (186)         --              2,379
                  ----------    -------       ------      -------         --------   -------    ---------        ----------
Loss before
income taxes and
minority
interests.......     (43,951)   (12,438)        (218)     (60,134)        (116,741)   (8,065)     (83,335)         (208,141)
Income tax
expense.........        (113)       (17)         (80)         --              (210)     (235)         --               (445)
Minority
interest........          90        --           --           --                90       --           --                 90
                  ----------    -------       ------      -------         --------   -------    ---------        ----------
Net loss before
extraordinary
item............     (43,974)   (12,455)        (298)     (60,134)        (116,861)   (8,300)     (83,335)         (208,496)
Extraordinary
loss on early
extinguishment
of debt.........         (64)       --           --           --               (64)      --           --                (64)
                  ----------    -------       ------      -------         --------   -------    ---------        ----------
Net loss from
continuing
operations......     (44,038)   (12,455)        (298)     (60,134)        (116,925)   (8,300)     (83,335)         (208,560)
                  ==========    =======       ======      =======         ========   =======    =========        ==========
Basic and
diluted loss per
share:
Loss before
extraordinary
items...........       (2.23)                                                                                         (9.51)
Extraordinary
loss............       (0.01)                                                                                         (0.00)
                  ----------                                                                                     ----------
Net loss from
continuing
operations......       (2.24)                                                                                         (9.51)
                  ==========                                                                                     ==========
Weighted average
number of common
shares
outstanding.....  19,694,650                                                                    2,219,983  (6e)  21,914,633
                  ==========                                                                    =========        ==========
                    Blaze
                  ----------
                  Year Ended                     Total
                   June 30,   Pro Forma        Pro Forma
                     1999    Adjustments Notes  Combined
                  ---------- ----------- ----- -----------
                     (DM)       (DM)              (DM)
Revenue.........    19,754          --            133,349
Cost of Sales...    (6,540)         --            (55,988)
                  ---------- -----------       -----------
Gross profit....    13,214          --             77,361
                  ---------- -----------       -----------
Selling
expenses........   (10,950)         --            (72,637)
General and
administrative
expenses........    (4,334)         --            (32,401)
Research and
development
expenses........    (7,669)         --            (32,932)
Amortization of
goodwill and
other intangible
assets from
acquisitions....       --      (124,520)  (3)    (230,975)
Non-cash charges
associated with
stock option
grants..........       --       (25,442)  (7)     (50,150)
                  ---------- -----------       -----------
Total operating
expenses........   (22,953)    (149,962)         (419,095)
                  ---------- -----------       -----------
Operating loss..    (9,739)    (149,962)         (341,734)
Interest
expense.........      (623)         --            (29,110)
Other income,
net.............       --           --              2,379
                  ---------- -----------       -----------
Loss before
income taxes and
minority
interests.......   (10,362)    (149,962)         (368,465)
Income tax
expense.........      (169)         --               (614)
Minority
interest........       --           --                 90
                  ---------- -----------       -----------
Net loss before
extraordinary
item............   (10,531)    (149,962)         (368,989)
Extraordinary
loss on early
extinguishment
of debt.........       --           --                (64)
                  ---------- -----------       -----------
Net loss from
continuing
operations......   (10,531)    (149,962)         (369,053)
                  ========== ===========       ===========
Basic and
diluted loss per
share:
Loss before
extraordinary
items...........                                   (13.99)
Extraordinary
loss............                                    (0.00)
                                               -----------
Net loss from
continuing
operations......                                   (13.99)
                                               ===========
Weighted average
number of common
shares
outstanding.....              4,463,246  (6e)  26,377,879
                             ===========       ===========

  The notes to unaudited pro forma data are an integral part of this combined pro forma statement of operations.

             UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                  FOR THE SIX MONTHS ENDED DECEMBER 31, 1999
                (In thousands except share and per share data)

                               Pro Forma          Total              Pro Forma        Pro Forma             Pro Forma
                    Brokat    Adjustments Notes Pro Forma Gemstone  Adjustments Notes  Combined    Blaze   Adjustments Notes
                  ----------  ----------- ----- --------- --------  ----------- ----- ----------  -------  ----------- -----
                     (DM)        (DM)             (DM)      (DM)       (DM)              (DM)      (DM)       (DM)
Revenue.........      51,287        --            51,287   21,251         --              72,538   14,793         --
Cost of Sales ..     (22,937)       --           (22,937)  (6,492)        --             (29,429)  (5,591)        --
                  ----------    -------          -------  -------    --------         ----------  -------
Gross profit....      28,350        --            28,350   14,759         --              43,109    9,202         --
                  ----------    -------          -------  -------    --------         ----------  -------   ---------
Selling expenses
 ................     (27,714)       --           (27,714)  (9,779)        --             (37,493)  (8,148)        --
General and
administrative
expenses .......     (12,643)       --           (12,643)  (4,272)        --             (16,915)  (2,754)        --
Research and
development
expenses .......     (12,769)       --           (12,769)  (5,244)        --             (18,013)  (3,910)        --
Amortization of
goodwill and
other intangible
assets from
acquisitions....     (15,797)       --           (15,797)     --      (37,484)   (3)     (53,281)     --      (62,260)  (3)
Non-cash charges
associated with
stock option
grants..........     (12,240)       --           (12,240)     --       (4,184)   (7)     (16,424) (21,148)    (12,721)  (7)
                  ----------    -------          -------  -------    --------         ----------  -------   ---------
Total Operating
expenses........     (81,163)       --           (81,163) (19,295)    (41,668)          (142,126) (35,960)    (74,981)
                  ----------    -------          -------  -------    --------         ----------  -------   ---------
Operating loss..     (52,813)       --           (52,813)  (4,536)    (41,668)           (99,017) (26,758)    (74,981)
Interest
expense.........        (832)   (13,777)   (5)   (14,609)     --          --             (14,609)    (202)        --
Other income,
net.............       2,298        --             2,298     (321)        --               1,977      --          --
                  ----------    -------          -------  -------    --------         ----------  -------   ---------
Loss before
income taxes and
minority
interests.......     (51,347)   (13,777)         (65,124)  (4,857)    (41,668)          (111,649) (26,960)    (74,981)
Income tax
expense.........        (104)       --              (104)    (170)        --                (274)    (168)        --
Minority
interest........         (26)       --               (26)     --          --                 (26)     --          --
                  ----------    -------          -------  -------    --------         ----------  -------   ---------
Net loss from
continuing
operations......     (51,477)   (13,777)         (65,254)  (5,027)    (41,668)          (111,649) (27,128)    (74,981)
                  ==========    =======          =======  =======    ========         ==========  =======   =========
Basic and
diluted loss per
share; Net loss
from continuing
operations......       (1.92)                                                              (3.84)
                  ==========                                                          ==========
Weighted average
number of common
shares
outstanding.....  26,848,773                                         2,219,985  (6e)  29,068,758            4,463,244  (6e)
                  ==========                                         ========         ==========            =========
                    Total
                  Pro Forma
                   Combined
                  -----------
                     (DM)
Revenue.........      87,331
Cost of Sales ..     (35,020)
                  -----------
Gross profit....      52,311
                  -----------
Selling expenses
 ................     (45,641)
General and
administrative
expenses .......     (19,669)
Research and
development
expenses .......     (21,923)
Amortization of
goodwill and
other intangible
assets from
acquisitions....    (115,541)
Non-cash charges
associated with
stock option
grants..........     (50,293)
                  -----------
Total Operating
expenses........    (253,067)
                  -----------
Operating loss..    (200,756)
Interest
expense.........     (14,811)
Other income,
net.............       1,977
                  -----------
Loss before
income taxes and
minority
interests.......    (213,590)
Income tax
expense.........        (442)
Minority
interest........         (26)
                  -----------
Net loss from
continuing
operations......    (214,058)
                  ===========
Basic and
diluted loss per
share; Net loss
from continuing
operations......       (6.38)
                  ===========
Weighted average
number of common
shares
outstanding.....  33,532,002
                  ===========

      The notes to unaudited pro forma data are an integral part of this consolidated pro forma statement of operations.

             UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                    FOR THE SIX MONTHS ENDED JUNE 30, 2000
                (In thousands except share and per share data)

                               Pro Forma          Total               Pro Forma        Pro Forma             Pro Forma
                    Brokat    Adjustments Notes Pro Forma  Gemstone  Adjustments Notes  Combined    Blaze   Adjustments Notes
                  ----------  ----------- ----- ---------  --------  ----------- ----- ----------  -------  ----------- -----
                     (DM)        (DM)             (DM)       (DM)       (DM)              (DM)      (DM)       (DM)
Revenue.........      81,729        --            81,729    24,639          --            106,368   27,896         --
Cost of Sales...     (32,870)       --           (32,870)   (9,110)         --            (41,980) (11,614)        --
                  ----------    -------         --------   -------    ---------        ----------  -------   ---------
Gross profit....      48,859        --            48,859    15,529          --             64,388   16,282         --
                  ----------    -------         --------   -------    ---------        ----------  -------   ---------
Selling
expenses........     (36,283)       --           (36,283)  (13,062)         --            (49,345) (23,750)        --
General and
administrative
expenses........     (15,725)       --           (15,725)   (6,144)         --            (21,869)  (6,965)        --
Research and
development
expenses .......     (21,437)       --           (21,437)   (7,612)         --            (29,049)  (7,122)        --
Amortization of
goodwill and
other intangible
assets from
acquisitions....     (15,184)       --           (15,184)      --       (37,504)   (3)    (52,688)     --      (62,260)   (3)
Non-cash charges
associated with
stock option
grants..........     (30,735)       --           (30,735)      --        (4,184)   (7)    (34,919) (17,699)    (12,721)   (7)
                  ----------    -------         --------   -------    ---------        ----------  -------   ---------
Total Operating
expenses........    (119,364)       --          (119,364)  (26,818)     (41,688)         (187,870) (55,536)    (74,981)
                  ----------    -------         --------   -------    ---------        ----------  -------   ---------
Operating loss..     (70,505)       --           (70,505)  (11,289)     (41,688)         (123,482) (39,254)    (74,981)
Interest
expense, net....      (6,410)   (13,777)    (5)  (20,187)     (646)         --            (20,833)    (253)        --
Other income,
net.............         460        --               460       --           --                460    2,571         --
                  ----------    -------         --------   -------    ---------        ----------  -------   ---------
Loss before
income taxes and
minority
interests.......     (76,455)   (13,777)         (90,232)  (11,935)     (41,688)         (143,855) (36,936)    (74,981)
Income tax
expense.........        (330)       --              (330)     (259)         --               (589)    (104)        --
Minority
interest........          99        --                99       --           --                 99      --          --
                  ----------    -------         --------   -------    ---------        ----------  -------   ---------
Net loss from
continuing
operations......     (76,686)   (13,777)         (90,463)  (12,194)     (41,688)         (144,345) (37,040)    (74,981)
                  ==========    =======         ========   =======    =========        ==========  =======   =========
Basic and
diluted loss per
share; Net loss
from continuing
operations......       (2.84)                                                               (4.89)
                  ==========                                                           ==========
Weighted average
number of common
shares
outstanding.....  26,966,236                                          2,219,983   (6e) 29,538,219            4,463,246   (6e)
                  ==========                                          =========   ===  ==========            =========   ===
                    Total
                  Pro Forma
                   Combined
                  -----------
                     (DM)
Revenue.........     134,264
Cost of Sales...     (53,594)
                  -----------
Gross profit....      80,670
                  -----------
Selling
expenses........     (73,095)
General and
administrative
expenses........     (28,834)
Research and
development
expenses .......     (36,171)
Amortization of
goodwill and
other intangible
assets from
acquisitions....    (114,948)
Non-cash charges
associated with
stock option
grants..........     (65,339)
                  -----------
Total Operating
expenses........    (318,387)
                  -----------
Operating loss..    (237,717)
Interest
expense, net....     (21,086)
Other income,
net.............       3,031
                  -----------
Loss before
income taxes and
minority
interests.......    (255,772)
Income tax
expense.........        (693)
Minority
interest........          99
                  -----------
Net loss from
continuing
operations......    (256,366)
                  ===========
Basic and
diluted loss per
share; Net loss
from continuing
operations......       (7.62)
                  ===========
Weighted average
number of common
shares
outstanding.....  33,649,465
                  ===========

   The unaudited statement of operations of MeTechnology for the period July 1, 1998 to May 21, 1999 is:

                                            MeTechnology
                          ------------------------------------------------
                                         (Less)       (Add)
                           January 1,  January 1,  January 1,    July 1,
                           1998 thru    1998 thru   1999 thru   1998 thru                 July 1, 1998
                          December 31,  June 30,     May 21,     May 21,   Reconciliation     thru
                              1998        1998        1999        1999     German GAAP to May 21, 1999
                          German GAAP  German GAAP German GAAP German GAAP    US GAAP       US GAAP
                          ------------ ----------- ----------- ----------- -------------- ------------
Revenue.................      4,870       2,922       1,400        3,348       1,196          4,544
Cost of sales...........     (1,874)       (625)     (1,223)      (2,472)       (147)        (2,619)
                             ------      ------      ------      -------       -----        -------
Gross profit (loss).....      2,996       2,297         177          876       1,049          1,925
                             ------      ------      ------      -------       -----        -------
Selling expenses........     (3,514)     (1,171)     (2,617)      (4,960)        --          (4,960)
General and
 administrative
 expenses...............     (4,100)     (1,367)     (3,100)      (5,833)        --          (5,833)
Research and development
 expenses...............     (2,226)       (742)     (1,696)      (3,180)        --          (3,180)
                             ------      ------      ------      -------       -----        -------
Total operating
 expenses...............     (9,840)     (3,280)     (7,413)     (13,973)        --         (13,973)
                             ------      ------      ------      -------       -----        -------
Operating loss..........     (6,844)       (983)     (7,236)     (13,097)      1,049        (12,048)
                             ------      ------      ------      -------       -----        -------
Interest expense........       (267)        (75)       (198)        (390)        --            (390)
                             ------      ------      ------      -------       -----        -------
Loss before income
 taxes..................     (7,111)     (1,058)     (7,434)     (13,487)      1,049        (12,438)
                             ------      ------      ------      -------       -----        -------
Income taxes............        (27)        (13)         (3)         (17)        --             (17)
                             ------      ------      ------      -------       -----        -------
Net loss................     (7,138)     (1,071)     (7,437)     (13,504)      1,049        (12,455)
                             ======      ======      ======      =======       =====        =======

   Based on German GAAP, the audited statement of operations for the year ended December 31, 1998 has been prepared presenting costs by their nature. To comply with the functional cost format commonly used under U.S. GAAP, the costs incurred have been reclassified to cost of sales, selling, general and administrative as well as research and development expenses based on the character of the underlying costs.

   A reconciliation from German GAAP to U.S. GAAP has been performed to account for differences in revenue recognition on long-term software customization projects. Under German GAAP, license revenue is realized upon delivery of the software, while the customization work is accounted for separately under the completed-contract-method. Under U.S. GAAP, these license and customization revenues would be recognized using the percentage-of-completion-method.

   The statement of operations of TST for the period July 1, 1998 to May 9, 1999 is:

                                                        TST
                          ---------------------------------------------------------------
                                                 (Less)           (Add)
                                             October 1, 1997 October 1, 1998 July 1, 1998
                              Year ended           to              to             to
                          September 30, 1998  June 30, 1998    May 9, 1999   May 9, 1999
                          ------------------ --------------- --------------- ------------
Revenue.................         7,896            5,219           5,698          8,375
Cost of sales...........        (2,633)          (2,168)         (2,524)        (2,989)
                                ------           ------          ------         ------
Gross profit............         5,263            3,051           3,174          5,386
                                ------           ------          ------         ------
Selling expenses........        (1,109)            (802)           (555)          (862)
General and
 administrative
 expenses...............          (735)            (470)         (1,185)        (1,450)
Research and development
 expenses...............        (3,232)          (1,917)         (1,891)        (3,206)
                                ------           ------          ------         ------
Total operating
 expenses...............        (5,076)          (3,189)         (3,631)        (5,518)
                                ------           ------          ------         ------
Operating income
 (loss).................           187             (138)           (457)          (132)
                                ------           ------          ------         ------
Interest income.........            43               33              37             47
Interest expense........           (23)             (15)           (125)          (133)
                                ------           ------          ------         ------
Income before taxes.....           207             (120)           (545)          (218)
                                ------           ------          ------         ------
Income taxes............           (83)              (1)              2            (80)
                                ------           ------          ------         ------
Net income (loss).......           124             (121)           (543)          (298)
                                ======           ======          ======         ======

   The statement of operations of TST was translated to Deutsche marks using the average translation rate for the relevant periods.

Notes to Unaudited Pro Forma Data

   (1) Reflects the historical issuance of notes at a rate of 11.5%, with a face value of DM 244,479 and deferred note issuance costs of DM 8,800.

   (2) To eliminate license sales of DM 3,000 from Brokat to MeTechnology and DM 753 from Brokat to TST. No material direct costs were related to these licenses.

   (3) To record additional amortization expense resulting from the increase in goodwill and intangible assets from acquisitions. These amounts are expected to be amortized over the following useful lives:

                                             Amortization Included in
                                               already     June 30,
                    Six Months     Annual    included in  1999 report Estimated
                   Amortization amortization   June 30,    pro forma   Useful
Intangible Asset      Total        total     1999 figures Adjustments   Life
----------------   ------------ ------------ ------------ ----------- ---------
MeTechnology
Customer list.....       131          261          29           232    5 years
Goodwill..........    12,927       25,854       2,905        22,949    7 years
                     -------      -------       -----       -------
                      13,058       26,115       2,934        23,181
                     -------      -------       -----       -------
TST
Customer list.....       402          803         112           691    5 years
Goodwill..........     2,284        4,567         637         3,930    7 years
                     -------      -------       -----       -------
                       2,686        5,370         749         4,621
                     -------      -------       -----       -------
Blaze
Goodwill..........    62,260      124,520         --        124,520    7 years
                     -------      -------       -----       -------
GemStone
Goodwill..........    37,484       74,967         --         74,967    7 years
                     -------      -------       -----       -------
TOTAL.............   115,488      230,972       3,683       227,289
                     =======      =======       =====       =======

   The allocations of purchase price related to the acquisitions of MeTechnology and TST, and acquisitions of Blaze and GemStone are:

                                      MeTechnology  TST      Blaze    GemStone
                                      ------------ ------  ---------  --------
Current assets and other tangible
 assets..............................     8,876     5,345    163,193   13,030
Liabilities assumed..................   (30,324)   (6,703)   (20,650) (38,277)
Customer list........................     1,307     4,015        --       --
Goodwill (see Note 6)................   180,980    31,969    871,637  524,772
                                        -------    ------  ---------  -------
  Purchase Price.....................   160,839    34,626  1,014,180  499,525
                                        =======    ======  =========  =======

   The purchase price allocations related to Brokat's acquisitions of Blaze and GemStone, which are based on Brokat's management's best estimates at this time, are preliminary and subject to change. At present, Brokat has not been able to perform a formal review of the net assets that it acquired of these entities and, accordingly, for purposes of these pro forma financial statements, has allocated the excess of purchase price over the fair value of net assets acquired to goodwill. It is possible that a portion of this excess will be allocated to other acquired intangible assets, such as employee base, customer lists, or technology. These intangible assets generally have shorter useful lives than that of goodwill. Had Brokat assigned the entire purchase price to an intangible asset such as software, which typically has a useful life of three years, Brokat's pro forma net loss and loss per share would have been as follows:

                                                         Six Months
                                             Year Ended    Ended     Six Months
                                              June 30,  December 31, Ended June
                                               20000        1999      30, 2000
                                             ---------- ------------ ----------
Net loss....................................  (635,036)   (347,049)   (322,861)
Basic and diluted net loss per share........    (24.07)     (10.35)      (9.59)

   (4) To account for:

                                                                    Six Months
                                                        Year Ended    Ended
                                                         June 30,  December 31,
                                                           1999        1999
                                                        ---------- ------------
Financing the acquisition of TST.......................       52         --
Interest expense on the notes..........................   28,115      14,058
Amortization of deferred note issuance costs...........      880         440
Decrease in interest expense through the repayment of
 indebtedness with the proceeds from the offering......     (468)       (721)
                                                          ------      ------
  Total................................................   28,579      13,777
                                                          ======      ======

   As described in the notes to Brokat's consolidated financial statements, interest on the financing related to the TST acquisition has been calculated by discounting the non-interest bearing notes of DM 1,665 using an imputed rate of interest of 5%. The DM 52 shown above does not include interest expense of DM 20 which already was reflected in Brokat's historical financial statements of Brokat from the date of acquisition to June 30, 1999.

   Interest expense on the notes has been calculated by applying the rate of interest, 11.5%, to their face value. Deferred note issuance costs are being recognized using the effective interest method over the 10-year term of the notes.

   Management used part of the proceeds from the note offering to repay indebtedness of Brokat. The annual interest rate on this debt outstanding at the year ended June 30, 1999 was between 4.08% and 7%. No extraordinary gain or loss will be recognized in relation to the repayment of the debt mentioned in the preceding paragraph.

   (5) For the six months ended June 30, 2000 to account for:

  . DM 14,058, respectively, related to current bond interest expense,

  . DM 440, respectively, related to the recognition of deferred note issuance costs and

  . DM 721, respectively, related to a decrease of interest expenses from the repayment of indebtedness with the proceeds from the sale of the notes.

   Interest expense on the notes has been calculated by applying the rate of interest, 11.5%, to their face value. Deferred note issuance costs are being recognized over the 10-year term of the notes.

   Management used part of the proceeds from the senior notes offering to repay indebtedness of Brokat. The annual interest rate on this debt outstanding at the year ended June 30, 1999 was between 4.08% and 7%. No extraordinary gain or loss will be recognized in relation to the repayment of this short-term debt.

   (6) To account for the acquisitions of Blaze and GemStone (The purchase price allocation, which is based on management's best estimates at this time, is preliminary and is subject to change)

     (a) Reflects the issuance of Brokat ordinary shares of 4.1 million for Blaze and 2.1 million for GemStone. According to Financial Accounting Standards Board, Interpretation No. 44, also reflects the fair market value, as determined by Black-Scholes, of vested and unvested options of
  0.9 million and 0.2 million for Blaze and GemStone. Excluded from this value and included in deferred compensation is the intrinsic value of unearned options of 77% for Blaze and 70% for GemStone. See footnote (7) below.

     (b) Reflects the repayment of GemStone debt by Brokat from the issuance of 66,200 shares of Brokat ordinary shares.

     (c) Reflects the elimination of the historical shareholders' equity accounts of Blaze and GemStone.

     (d) The excess of purchase price over fair value of assets acquired plus acquisition costs of DM 5,000 is reflected as goodwill and is amortized over an estimated life of 7 years.

     (e) Pro forma basic and diluted net loss per share is computed by dividing the pro forma net loss from continuing operations by the pro forma weighted average number of common shares outstanding.

   (7) In its acquisition of Blaze, Brokat replaced outstanding Blaze stock options held by employees and directors of Blaze with Brokat stock options, using the exchange ratio employed to consummate the merger. In compliance with FASB Interpretation No. 44, the fair value of the Brokat stock options issued to replace Blaze awards was included as a component of the purchase price for those Brokat options that are vested as of the date of grant. For those Brokat options that are not exercisable at the time of grant, the fair value of the Brokat stock options issued to replace Blaze awards is also included as component of the purchase price, except that a portion of this amount has been classified as deferred compensation expense and amortized over the remaining vesting periods of the options granted. The portion to be classified as deferred compensation has been initially calculated by taking the difference between the fair market value of Brokat ordinary shares on the date of grant compared to the exercise prices of the new awards. However, this amount has been adjusted to recognize deferred compensation expense only to the extent of the ratio of the remaining service period on the new awards as a percentage of total service period under the original award.

   (8) Exchange rates used for conversion from US dollars to Deutsche marks:

   September 30, 1998 (average for 12 months ended)........... $1.00 = DM 1.755
   June 30, 1998 (average for 12 months ended)................ $1.00 = DM 1.745
   May 29, 1999 (average for 12 months ended)................. $1.00 = DM 1.747
   June 30, 1999 (average for 12 months ended)................ $1.00 = DM 1.876
   December 31, 1999 (average for 6 months ended)............. $1.00 = DM 1.755
   June 30, 2000 (average for six months ended)............... $1.00 = DM 2.039
   As of June 30, 2000........................................ $1.00 = DM 2.049

   (9) For the GemStone and Blaze mergers, Brokat has reserved 213,000 Brokat ordinary shares for issuance of future stock options to the employees of GemStone and 413,000 Brokat ordinary shares for issuance of future stock options to the employees of Blaze. These options will be granted through 2001 with exercise prices at the future fair market value at the date of grant. These options will be issued under a compensatory plan as defined by Accounting Principles Board Opinion No. 25.

The U.S. SEC encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This Form 6-K or the exhibit to this Form 6-K may contain such "forward-looking statements."

Words such as "anticipate," "estimate," "expects," "projects," "intends," "plans," "believes" and words and terms of similar substance used in connection with any discussion of future operating or financial performance, or future transactions, identify forward-looking statements. All forward-looking statements are based on Brokat management's present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Stockholders are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they are made. Brokat is under no obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

For additional information about factors that could affect Brokat's future financial and operating results, see Brokat's other filings with the Securities and Exchange Commission, including the Registration Statement on Form F-4 filed with the Commission on September 8, 2000.

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form S-8 of Brokat (Registration No. 333-47866) and into the Registration Statement on Form S-8 of Brokat (Registration No. 333-45594).

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BROKAT AKTIENGESELLSCHAFT


                                        By:
                                             Name:  /s/ Stefan Roever
                                             Title: Chief Executive Officer
Date: November 16, 2000

                                 EXHIBIT INDEX

     Exhibit No.      Description
     -----------      -----------


     23.1                     Consent of Arthur Andersen
                              Wirtschaftsprufungsgesellschaft
                              Steuerberatungsgellschaft mbH with respect to Brokat Aktiengesellschaft and MeTechnology AG and its predecessor, ESD
                              Vermogensverwaltungsgesellschaft mbH
     23.2 Consent of Arthur Andersen LLP with respect to Transaction Software Technologies, Inc.
     23.3 Consent of PricewaterhouseCoopers, LLP with respect to Blaze Software, Inc.
     23.4                     Consent of Ernst & Young LLP with respect to
                              GemStone Systems, Inc.